Exhibit 99.3

Dated 26 June 2024

$95,000,000

REVOLVING CREDIT FACILITY

Arkoi Shipping Corporation

JOY SHIPPING CORPORATION

AVERY SHIPPING COMPANY

Astypalaia Shipping Corporation

KINAROS SHIPPING CORPORATION

Venetiko Shipping Corporation

as joint and several Borrowers

and Hedge Guarantors

ABN AMRO BANK N.V.

as Arranger

ABN AMRO BANK N.V.

as Facility Agent

and

ABN AMRO BANK N.V.

as Security Agent

FACILITY AGREEMENT

secured on six bulk carrier vessels

Index

Clause		Page

Section 1 Interpretation		3
1	Definitions and Interpretation	3
Section 2 The Facility		34
2	The Facility	34
3	Purpose	34
4	Conditions of Utilisation	34
Section 3 Utilisation		36
5	Utilisation	36
Section 4 Repayment, Prepayment and Cancellation		39
6	Repayment	39
7	Prepayment and Cancellation	41
Section 5 Costs of Utilisation		46
8	Rate Switch	46
9	Interest	47
10	Interest Periods	51
11	Changes to the Calculation of Interest	51
12	Fees	54
Section 6 Additional Payment Obligations		55
13	Tax Gross Up and Indemnities	55
14	Increased Costs	59
15	Other Indemnities	61
16	Mitigation by the Finance Parties	64
17	Costs and Expenses	64
Section 7 Joint and Several Liability of Borrowers and Guarantee		66
18	Joint and Several Liability of the Borrowers	66
19	Guarantee and Indemnity – Hedge Guarantors	67
Section 8 Representations, Undertakings and Events of Default		71
20	Representations	71
21	Information Undertakings	79
22	General Undertakings	82
23	Insurance Undertakings	89
24	Ship Undertakings	95
25	Security Cover	101
26	Accounts, application of Earnings and Hedge Receipts	103
27	Events of Default	104
Section 9 Changes to Parties		110
28	Changes to the Lenders and Hedge Counterparties	110
29	Changes to the Transaction Obligors	115
Section 10 The Finance Parties		116
30	The Facility Agent and the Arranger	116
31	The Security Agent	126
32	Conduct of Business by the Finance Parties	141
33	Sharing among the Finance Parties	142
Section 11 Administration		144
34	Payment Mechanics	144
35	Set-Off	147
36	Bail-In	148

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37	Notices	148
38	Calculations and Certificates	150
39	Partial Invalidity	151
40	Remedies and Waivers	151
41	Entire Agreement	151
42	Settlement or Discharge Conditional	151
43	Irrevocable Payment	151
44	Amendments and Waivers	152
45	Confidential Information	156
46	Confidentiality of Funding Rates	160
47	Counterparts	161
Section 12 Governing Law and Enforcement		162
48	Governing Law	162
49	Enforcement	162

Schedules

Schedule 1 The Parties	163
Part A The Obligors	163
Part B The Original Lenders	168
Part C The Servicing Parties	169
Schedule 2 Conditions Precedent	170
Part A Conditions Precedent to any Utilisation Request	170
Part B Conditions Precedent to Release – Tranche A	172
Part C Conditions Precedent to Utilisation – Advances under Tranche B	174
Schedule 3 Utilisation Request	176
Schedule 4 Form of Transfer Certificate	178
Schedule 5 Form of Assignment Agreement	180
Schedule 6 Details of the Ships and Other Definitions	183
Schedule 7 Timetables	186
Schedule 8 Reference Rate Terms	187
Schedule 9 Daily Non-Cumulative Compounded RFR Rate	191
Schedule 10 Cumulative Compounded RFR Rate	193

Execution

Execution Pages	194

EUROPE/76217606v5

THIS AGREEMENT is made on 26 June 2024

Parties

(1)
ARKOI SHIPPING CORPORATION, a corporation incorporated in the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower A")
(2)
JOY SHIPPING CORPORATION, a corporation incorporated in the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower B")
(3)
AVERY SHIPPING COMPANY, a corporation incorporated in the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower C")
(4)
ASTYPALAIA SHIPPING CORPORATION, a corporation incorporated in the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower D")
(5)
KINAROS SHIPPING CORPORATION, a corporation incorporated in the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower E")
(6)
VENETIKO SHIPPING CORPORATION, a corporation incorporated in the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as a borrower ("Borrower F")
(7)
THE COMPANIES listed in Part A of Schedule 1 (The Parties) as hedge guarantors (the "Hedge Guarantors")
(8)
ABN AMRO BANK N.V. as arranger (the "Arranger")
(9)
THE FINANCIAL INSTITUTIONS listed in Part B of Schedule 1 (The Parties) as lenders (the "Original Lenders")
(10)
THE FINANCIAL INSTITUTIONS listed in Part B of Schedule 1 (The Parties) as hedge counterparties (the "Hedge Counterparties")
(11)
ABN AMRO BANK N.V. as agent of the other Finance Parties (the "Facility Agent")
(12)
ABN AMRO BANK N.V. as security agent for the Secured Parties (the "Security Agent")

Background

(A)
The Lenders have agreed to make available to the Borrowers a reducing revolving credit facility in a principal amount of up to $95,000,000 in two Tranches and multiple Advances, as follows:
(i)
Tranche A, not exceeding the lesser of (i) $45,000,000 and (ii) 62.5 per cent. of the aggregate Initial Market Value of Ship A, Ship B and Ship C; and

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(ii)
Tranche B, not exceeding the lesser of (i) $50,000,000 and (ii) 62.5 per cent. of the aggregate Initial Market Value of Ship D, Ship E and Ship F,

for the purpose of refinancing the Existing Indebtedness secured on Ship B and Ship C and refinancing in part the acquisition cost of Ship A, Ship D, Ship E and Ship F and towards the general corporate and working capital purposes of the Group.

(B)
The Hedge Counterparties have agreed to enter into interest rate swap transactions with the Borrowers from time to time to hedge the Borrowers' exposure under this Agreement to interest rate fluctuations.

Operative Provisions

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Section 1

Interpretation

1.
Definitions and Interpretation
1.1.
Definitions

In this Agreement:

"2002 ISDA Master Agreement" means the 2002 Master Agreement as published by the International Swaps and Derivatives Association, Inc.

"Account Bank" means ABN AMRO Bank N.V. acting through its office at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands or any replacement bank or other financial institution as may be approved by the Facility Agent acting with the authorisation of the Majority Lenders.

"Account Security" means a document creating Security over any Earnings Account in agreed form.

"Additional Business Day" means any day specified as such in the Reference Rate Terms.

"Advance" means any Utilisation of the Facility under this Agreement.

"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"Annex VI" means Annex VI of the Protocol of 1997 (as subsequently amended from time to time) to amend the International Convention for the Prevention of Pollution from Ships 1973 (Marpol), as modified by the Protocol of 1978 relating thereto.

"Approved Brokers" means any firm or firms of insurance brokers approved in writing by the Facility Agent, acting with the authorisation of the Majority Lenders.

"Approved Classification" means, in relation to a Ship, as at the date of this Agreement, the classification in relation to that Ship specified in Schedule 6 (Details of the Ships and Other Definitions) with the relevant Approved Classification Society or the equivalent classification with another Approved Classification Society.

"Approved Classification Society" means, in relation to a Ship, as at the date of this Agreement, the classification society in relation to that Ship specified in Schedule 6 (Details of the Ships and Other Definitions) or any other classification society approved in writing by the Facility Agent acting with the authorisation of the Majority Lenders which authorisation no Lender shall unreasonably withhold.

"Approved Flag" means, in relation to a Ship, as at the date of this Agreement, the flag in relation to that Ship specified in Schedule 6 (Details of the Ships and Other Definitions) or such other flag and, if applicable port of registry, approved in writing by the Facility Agent acting with the authorisation of the Majority Lenders which authorisation no Lender shall unreasonably withhold and which authorisation shall not be withheld in the case of the flag of Panama, Cyprus, Liberia, Malta, Portugal or the Marshall Islands and a reference to "the Approved Flag" in respect of a Ship shall be a reference to the flag and, if applicable port of

3	EUROPE/76217606v5

registry, under which that Ship is then flagged with the agreement of the Facility Agent acting with the authorisation of the Majority Lenders.

"Approved Manager" means, in relation to a Ship:

(a)
Navios Shipmanagement Inc., a corporation domesticated in the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as commercial and/or technical manager of that Ship; and/or
(b)
any Subsidiary or Affiliate of Navios Shipmanagement Holdings Corporation, a corporation incorporated in the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 or of Mrs. Angeliki Frangou or any other person approved in writing by the Facility Agent acting with the authorisation of the Majority Lenders which authorisation no Lender shall unreasonably withhold, as the commercial and/or technical manager of that Ship.

"Approved Valuer" means Affinity Shipbrokers, Arrow Valuations, Associated Shipbroking Monaco, Braemar ACM Valuations, BRS Barry Rogliano Salles, Cass Technava, Clarksons, Drewry Maritime Services, Fearnleys, Ifchor Galbraiths, Gibson Shipbrokers, Grieg Shipbrokers, Howe Robinson, Kontiki, Lorentzen & Stemoco, Maersk Shipbrokers, Pareto Shipbrokers, SSY, Sterling Shipbrokers, VesselsValue (or any Affiliate of such person through which valuations are commonly issued) and any other firm or firms of independent sale and purchase shipbrokers approved in writing by the Facility Agent, acting with the authorisation of the Lenders.

"Article 55 BRRD" means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

"Assignment Agreement" means an agreement substantially in the form set out in Schedule 5 (Form of Assignment Agreement) or any other form agreed between the relevant assignor and assignee.

"Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation, legalisation or registration.

"Availability Period" means the period from and including the date of this Agreement to and including the date falling one Month before the last Reduction Date.

"Available Commitment" means a Lender's Commitment minus:

(a)
the amount of its participation in the outstanding Advances; and
(b)
in relation to any proposed Utilisation, the amount of its participation in any other Advance that is due to be made on or before the proposed Utilisation Date.

For the purposes of calculating a Lender's Available Commitment in relation to any proposed Utilisation, that Lender's participation in any Advance that is due to be repaid or prepaid on or before the proposed Utilisation Date shall not be deducted from that Lender's Commitment.

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"Available Facility" means the aggregate for the time being of each Lender's Available Commitment.

"Bail-In Action" means the exercise of any Write-down and Conversion Powers.

"Bail-In Legislation" means:

(a)
in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;
(b)
in relation to any state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation; and
(c)
in relation to the United Kingdom, the UK Bail-In Legislation.

"Borrower" means Borrower A, Borrower B, Borrower C, Borrower D, Borrower E or Borrower F.

"Break Costs" means:

(a)
in respect of any Compounded Rate Loan, any amount specified as such in the Reference Rate Terms; and
(b)
in respect of any Term Rate Loan, the amount (if any) by which:
(i)
the interest (excluding the Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in the Loan or that Unpaid Sum to the last day of the current Interest Period in relation to the Loan, the relevant part of the Loan or that Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period exceeds

(ii)
the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Amsterdam, Piraeus and New York and, in relation to:

(a)
the fixing of an interest rate in respect of a Term Rate Loan;
(b)
any date for payment or purchase of an amount relating to a Compounded Rate Loan; or
(c)
the determination of the first day or the last day of an Interest Period for a Compounded Rate Loan or otherwise in relation to the determination of the length of such an Interest Period,

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which is an Additional Business Day relating to that Term Rate Loan or Compounded Rate Loan (as the case may be).

"Central Bank Rate" has the meaning given to that term in the Reference Rate Terms.

"Central Bank Rate Adjustment" has the meaning given to that term in the Reference Rate Terms.

"Central Bank Rate Spread" has the meaning given to that term in the Reference Rate Terms.

"Change of Control" has the meaning given to it in Clause 7.2 (Change of control).

"Charter" means, in relation to a Ship, any charter relating to that Ship, or other contract for its employment, whether or not already in existence.

"Charter Assignment" means an assignment of a Charter and any Charter Guarantee which is assignable pursuant to Clause 24.22 (Charter assignment) in favour of the Security Agent in form and substance satisfactory to the Security Agent.

"Charter Guarantee" means any guarantee, bond, letter of credit or other instrument (whether or not already issued) supporting a Charter.

"Code" means the US Internal Revenue Code of 1986.

"Commitment" means a Tranche A Commitment or a Tranche B Commitment.

"Compounding Methodology Supplement" means, in relation to the Daily Non-Cumulative Compounded RFR Rate or the Cumulative Compounded RFR Rate, a document which:

(a)
is agreed in writing by the Borrowers, the Facility Agent (in its own capacity) and the Facility Agent (acting on the instructions of Majority Lenders);
(b)
specifies a calculation methodology for that rate; and
(c)
has been made available to the Borrowers and each Finance Party.

"Compounded Rate Interest Payment" means the aggregate amount of interest that:

(a)
is, or is scheduled to become, payable under any Finance Document; and
(b)
relates to a Compounded Rate Loan.

"Compounded Rate Loan" means the Loan, any part of the Loan or, if applicable, Unpaid Sum which is not a Term Rate Loan.

"Compounded Reference Rate" means, in relation to any RFR Banking Day during the Interest Period of a Compounded Rate Loan, the percentage rate per annum which is the Daily Non-Cumulative Compounded RFR Rate for that RFR Banking Day.

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"Confidential Information" means all information relating to any Transaction Obligor, the Group, the Finance Documents or the Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(a)
any member of the Group or any of its advisers; or
(b)
another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

(i)
information that:
(A)
is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 45 (Confidential Information); or
(B)
is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or
(C)
is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; or
(D)
in relation to the Guarantor such information as the Guarantor is entitled to disclose by rules and regulations of the US Securities and Exchange Commission and any US stock exchange applicable to the Guarantor; and
(ii)
any Funding Rate.

"Confidentiality Undertaking" means a confidentiality undertaking in substantially the appropriate form recommended by the LMA from time to time or in any other form agreed between the Borrowers and the Facility Agent.

"Corresponding Debt" means any amount, other than any Parallel Debt, which an Obligor owes to a Secured Party under or in connection with the Finance Documents.

"Cumulative Compounded RFR Rate" means, in relation to an Interest Period for a Compounded Rate Loan, the percentage rate per annum determined by the Facility Agent (or by any other Finance Party which agrees to determine that rate in place of the Facility Agent) in accordance with the methodology set out in Schedule 10 (Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.

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"Daily Non-Cumulative Compounded RFR Rate" means, in relation to any RFR Banking Day during an Interest Period for a Compounded Rate Loan, the percentage rate per annum determined by the Facility Agent (or by any other Finance Party which agrees to determine that rate in place of the Facility Agent) in accordance with the methodology set out in Schedule 9 (Daily Non-Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.

"Daily Rate" means the rate specified as such in the Reference Rate Terms.

"Deed of Covenant" means, in relation to a Ship, if required by the laws of the Approved Flag of that Ship, a deed of covenant collateral to the Mortgage over that Ship and creating Security over that Ship in agreed form.

"Deed of Release" means a deed releasing the Existing Security in a form acceptable to the Facility Agent.

"Default" means an Event of Default or a Potential Event of Default.

"Defaulting Lender" means any Lender:

(a)
which has failed to make its participation in an Advance available (or has notified the Facility Agent or the Borrower (which has notified the Facility Agent) that it will not make its participation in an Advance available) by the Utilisation Date of that Advance in accordance with Clause 5.4 (Lenders' participation);
(b)
which has otherwise rescinded or repudiated a Finance Document; or
(c)
with respect to which an Insolvency Event has occurred and is continuing,

unless, in the case of paragraph (a) above:

(i)
its failure to pay is caused by:
(A)
administrative or technical error; or
(B)
a Disruption Event; and
(C)
payment is made within three Business Days of its due date; or
(ii)
the Lender is disputing in good faith whether it is contractually obliged to make the payment in question.

"Delegate" means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

"Disruption Event" means either or both of:

(a)
a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties or, if applicable, any Transaction Obligor; or

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(b)
the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party or, if applicable, any Transaction Obligor preventing that, or any other, Party or, if applicable, any Transaction Obligor:
(i)
from performing its payment obligations under the Finance Documents; or
(ii)
from communicating with other Parties or, if applicable, any Transaction Obligor in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party or, if applicable, any Transaction Obligor whose operations are disrupted.

"Document of Compliance" has the meaning given to it in the ISM Code.

"dollars" and "$" mean the lawful currency, for the time being, of the United States of America.

"Earnings" means, in relation to a Ship, all moneys whatsoever which are now, or later become, payable (actually or contingently) to a Borrower or the Security Agent and which arise out of or in connection with or relate to the use or operation of that Ship, including (but not limited to):

(a)
the following, save to the extent that any of them is, with the prior written consent of the Facility Agent, pooled or shared with any other person:
(i)
all freight, hire and passage moneys including, without limitation, all moneys payable under, arising out of or in connection with a Charter or a Charter Guarantee;
(ii)
the proceeds of the exercise of any lien on sub-freights;
(iii)
compensation payable to a Borrower or the Security Agent in the event of requisition of that Ship for hire or use;
(iv)
remuneration for salvage and towage services;
(v)
demurrage and detention moneys;
(vi)
without prejudice to the generality of sub-paragraph (i) above, damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of that Ship;
(vii)
all moneys which are at any time payable under any Insurances in relation to loss of hire;
(viii)
all monies which are at any time payable to a Borrower in relation to general average contribution; and
(b)
if and whenever that Ship is employed on terms whereby any moneys falling within sub-paragraphs (i) to (viii) of paragraph (a) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to that Ship.

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"Earnings Account" means, in relation to a Borrower:

(a)
an account in the name of that Borrower with the Account Bank designated "Earnings Account";
(b)
any other account in the name of that Borrower with the Account Bank which may, with the prior written consent of the Facility Agent, be opened in the place of the account referred to in paragraph (a) above, irrespective of the number or designation of such replacement account; or
(c)
any sub-account of any account referred to in paragraphs (a) or (b) above.

"EEA Member Country" means any member state of the European Union, Iceland, Liechtenstein and Norway.

"Environmental Approval" means any present or future permit, ruling, variance or other Authorisation required under Environmental Law.

"Environmental Claim" means any claim by any governmental, judicial or regulatory authority or any other person which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law and, for this purpose, "claim" includes a claim for damages, compensation, contribution, injury, fines, losses and penalties or any other payment of any kind, including in relation to clean-up and removal, whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset.

"Environmental Incident" means:

(a)
any release, emission, spill or discharge of Environmentally Sensitive Material whether within a Ship or from a Ship into any other vessel or into or upon the air, water, land or soils (including the seabed) or surface water; or
(b)
any incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, water, land or soils (including the seabed) or surface water from a vessel other than any Ship and which involves a collision between any Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which a Ship is actually or potentially liable to be arrested, attached, detained or injuncted and/or a Ship and/or any Transaction Obligor and/or any operator or manager of a Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or
(c)
any other incident in which Environmentally Sensitive Material is released, emitted, spilled or discharged into or upon the air, water, land or soils (including the seabed) or surface water otherwise than from a Ship and in connection with which a Ship is actually or potentially liable to be arrested and/or where any Transaction Obligor and/or any operator or manager of a Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action.

"Environmental Law" means any present or future law relating to vessel disposal, energy efficiency, carbon reduction, emissions, emissions trading, pollution or protection of human health or the environment, to conditions in the workplace, to the carriage, generation,

10	EUROPE/76217606v5

handling, storage, use, release or spillage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material.

"Environmentally Sensitive Material" means and includes all contaminants, oil, oil products, toxic substances and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous.

"EU Bail-In Legislation Schedule" means the document described as such and published by the LMA from time to time.

"EU Blocking Regulation" means:

(a)
any provision of the Council Regulation (EC) No 2271/1996 of 22 November 1996 (or any law or regulation implementing such Regulation in any member state of the European Union or the United Kingdom); or
(b)
any similar blocking or anti-boycott law applicable to a Finance Party.

"EU Ship Recycling Regulation" means Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling and amending Regulation (EC) No 1013/2006 and Directive 2009/16/EC.

"Event of Default" means any event or circumstance specified as such in Clause 27 (Events of Default).

"Existing Facility Agent" means the "Facility Agent" as such term is defined in the Existing Facility Agreement.

"Existing Facility Agreement" has the meaning given to that term in has the meaning given to that term in Schedule 6 (Details of the Ships and Other Definitions).

"Existing Indebtedness" means, at any date, the outstanding Financial Indebtedness of Borrower B and Borrower C on that date under the Existing Facility Agreement.

"Existing Security" means any Security created to secure the Existing Indebtedness.

"Facility" means the reducing revolving credit facility made available under this Agreement as described in Clause 2 (The Facility).

"Facility Office" means the office or offices notified by a Lender to the Facility Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than 5 Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

"FATCA" means:

(a)
sections 1471 to 1474 of the Code or any associated regulations;
(b)
any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

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(c)
any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

"FATCA Deduction" means a deduction or withholding from a payment under a Finance Document required by FATCA.

"FATCA Exempt Party" means a Party that is entitled to receive payments free from any FATCA Deduction.

"Fee Letter" means any letter or letters dated on or about the date of this Agreement between any of the Arranger, the Facility Agent and the Security Agent and any Borrower setting out any of the fees referred to in Clause 12 (Fees).

"Finance Document" means:

(a)
this Agreement;
(b)
any Fee Letter;
(c)
each Utilisation Request;
(d)
any Reference Rate Supplement;
(e)
any Compounding Methodology Supplement;
(f)
any Security Document;
(g)
any Hedging Agreement;
(h)
any Manager's Undertaking;
(i)
the Guarantee;
(j)
any other document which is executed for the purpose of establishing any priority or subordination arrangement in relation to the Secured Liabilities; or
(k)
any other document designated as such by the Facility Agent and the Borrowers.

"Finance Party" means the Facility Agent, the Security Agent, the Arranger, a Lender or a Hedge Counterparty.

"Financial Indebtedness" means any indebtedness for or in relation to:

(a)
moneys borrowed;
(b)
any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;
(c)
any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;
(d)
the amount of any liability in relation to any lease or hire purchase contract which would, in accordance with GAAP, be treated as a balance sheet liability;

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(e)
receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);
(f)
any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing;
(g)
any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount) shall be taken into account);
(h)
any counter-indemnity obligation in relation to a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and
(i)
the amount of any liability in relation to any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

"Funding Rate" means any individual rate notified by a Lender to the Facility Agent pursuant to sub-paragraph (ii) of paragraph (a) of Clause 11.4 (Cost of funds).

"GAAP" means generally accepted accounting principles in the US.

"General Assignment" means, in relation to a Ship, the general assignment creating Security over that Ship's Earnings, its Insurances and any Requisition Compensation in relation to that Ship in agreed form.

"Group" means the Guarantor and its Subsidiaries for the time being (excluding any Subsidiaries whose shares are listed on any public stock exchange and whose financial statements are not consolidated into the financial statements of the Group) and "member of the Group" shall be construed accordingly.

"Guarantee" means a guarantee executed by the Guarantor in agreed form.

"Guarantor" means Navios Maritime Partners L.P., a limited partnership formed in the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Hedge Receipts" means all moneys whatsoever which are now, or later become, payable (actually or contingently) to a Borrower or the Security Agent by a Hedge Counterparty under a Hedging Agreement.

"Hedging Agreement" means any master agreement, confirmation, transaction, schedule or other agreement in agreed form entered into or to be entered into by a Borrower for the purpose of hedging interest payable under this Agreement.

"Hedging Agreement Security" means, in relation to a Borrower, a hedging agreement security creating Security over that Borrower's rights and interests in any Hedging Agreement, in agreed form.

13	EUROPE/76217606v5

"Hedging Prepayment Proceeds" means any Hedge Receipts arising as a result of termination or closing out under a Hedging Agreement.

"Historic Term SOFR" means, in relation to any Term Rate Loan, the most recent applicable Term SOFR for a period equal in length to the Interest Period of that Term Rate Loan and which is as of a day which is no more than five Additional Business Days before the Quotation Day.

"Holding Company" means, in relation to a person, any other person in relation to which it is a Subsidiary.

"Indemnified Person" has the meaning given to it in Clause 15.2 (Other indemnities).

"Initial Charter" has the meaning given to that term in Schedule 6 (Details of the Ships and Other Definitions).

"Initial Charterer" has the meaning given to that term in Schedule 6 (Details of the Ships and Other Definitions).

"Initial Market Value" means, in relation to a Ship, the Market Value of that Ship calculated in accordance with the valuation(s) relating to it referred to in paragraph 3.5 of Part B of Schedule 2 (Conditions Precedent) and paragraph 2.5 of Part C of Schedule 2 (Conditions Precedent).

"Insurances" means, in relation to a Ship:

(a)
all policies and contracts of insurance, including entries of that Ship in any protection and indemnity or war risks association, effected in relation to that Ship, that Ship's Earnings or otherwise in relation to that Ship whether before, on or after the date of this Agreement; and
(b)
all rights and other assets relating to, or derived from, any of such policies, contracts or entries, including any rights to a return of premium and any rights in relation to any claim whether or not the relevant policy, contract of insurance or entry has expired on or before the date of this Agreement.

"Insolvency Event" in relation to an entity means that the entity:

(a)
is dissolved (other than pursuant to a consolidation, amalgamation or merger);
(b)
becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;
(c)
makes a general assignment, arrangement or composition with or for the benefit of its creditors;
(d)
institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;

14	EUROPE/76217606v5

(e)
has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:
(i)
results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or
(ii)
is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof;
(f)
has exercised in respect of it one or more of the stabilisation powers pursuant to Part 1 of the Banking Act 2009 and/or has instituted against it a bank insolvency proceeding pursuant to Part 2 of the Banking Act 2009 or a bank administration proceeding pursuant to Part 3 of the Banking Act 2009;
(g)
has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);
(h)
seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets (other than, for so long as it is required by law or regulation not to be publicly disclosed, any such appointment which is to be made, or is made, by a person or entity described in paragraph (d) above);
(i)
has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter;
(j)
causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (i) above; or
(k)
takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

"Interest Payment Date" has the meaning given to it in paragraph (a) of Clause 9.3 (Payment of interest).

"Interest Period" means, in relation to the Loan or any part of the Loan, each period determined in accordance with Clause 10 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 9.4 (Default interest).

15	EUROPE/76217606v5

"Interpolated Historic Term SOFR" means, in relation to any Term Rate Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a)
either:
(i)
the most recent applicable Term SOFR (as of a day which is not more than five Additional Business Days before the Quotation Day) for the longest period (for which Term SOFR is available) which is less than the Interest Period of that Term Rate Loan; or
(ii)
if no such Term SOFR is available for a period which is less than the Interest Period of that Term Rate Loan, the most recent RFR for a day which is no more than five Additional Business Days (and no less than two Additional Business Days before the Quotation Day); and
(b)
the most recent applicable Term SOFR (as of a day which is not more than five Additional Business Days before the Quotation Day) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of that Term Rate Loan.

"Interpolated Term SOFR" means, in relation to any Term Rate Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a)
either:
(i)
the applicable Term SOFR (as of the Specified Time) for the longest period (for which Term SOFR is available) which is less than the Interest Period of that Term Rate Loan; or
(ii)
if no such Term SOFR is available for a period which is less than the Interest Period of that Term Rate Loan, the RFR for the day which is five Additional Business Days before the Quotation Day; and
(b)
the applicable Term SOFR (as of the Specified Time) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of that Term Rate Loan.

"Inventory of Hazardous Materials" means, in relation to a Ship, an inventory certificate or statement of compliance (as applicable) issued by the relevant classification society or shipyard authority which is supplemented by a list of any and all materials known to be potentially hazardous utilised in the construction of, or otherwise installed on, that Ship, pursuant to the requirements of the EU Ship Recycling Regulation.

"ISM Code" means the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (including the guidelines on its implementation), adopted by the International Maritime Organisation, as the same may be amended or supplemented from time to time.

"ISPS Code" means the International Ship and Port Facility Security (ISPS) Code as adopted by the International Maritime Organization's (IMO) Diplomatic Conference of December 2002, as the same may be amended or supplemented from time to time.

16	EUROPE/76217606v5

"ISSC" means an International Ship Security Certificate issued under the ISPS Code.

"Lender" means:

(a)
any Original Lender; and
(b)
any bank, financial institution, trust, fund or other entity which has become a Party as a Lender in accordance with Clause 28 (Changes to the Lenders and Hedge Counterparties),

which in each case has not ceased to be a Party as such in accordance with this Agreement.

"LMA" means the Loan Market Association or any successor organisation.

"Loan" means the aggregate amount of Advances to be made available under the Facility or the aggregate principal amount outstanding for the time being of the borrowings under the Facility and a "part of the Loan" means an Advance, or any other part of the Loan as the context may require.

"Lookback Period" means the number of days specified as such in the Reference Rate Terms.

"Major Casualty" means, in relation to a Ship, any casualty to that Ship in relation to which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $1,000,000 or the equivalent in any other currency.

"Majority Lenders" means:

(a)
if no Advance has been made, a Lender or Lenders whose Commitments aggregate more than 66⅔ per cent. of the Total Commitments; or
(b)
at any other time, a Lender or Lenders whose participations in the Loan aggregate more than 66⅔ per cent. of the amount of the Loan then outstanding or, if the Loan has been repaid or prepaid in full, a Lender or Lenders whose participations in the Loan immediately before repayment or prepayment in full aggregate more than 66⅔ per cent. of the Loan immediately before such repayment.

"Management Agreement" means the agreement entered into between a Borrower and an Approved Manager regarding the commercial and/or technical management of a Ship.

"Manager's Undertaking" means, in relation to a Ship, the letter of undertaking from its Approved Manager subordinating the rights of such Approved Manager against that Ship and the relevant Borrower to the rights of the Finance Parties in agreed form.

"Margin" means the percentage rate per annum specified as such in the Reference Rate Terms.

"Market Disruption Rate" means:

(a)
in relation to a Compounded Rate Loan, the rate specified as such in the Reference Rate Terms; and
(b)
in relation to a Term Rate Loan, the Term Reference Rate.

17	EUROPE/76217606v5

"Market Value" means, in relation to a Ship or any other vessel, at any date, the market value of that Ship or vessel determined in accordance with paragraph (a) of Clause 25.7 (Provision of valuations) and, prepared:

(a)
unless otherwise specified by the Facility Agent, as at a date not more than 30 days previously;
(b)
by an Approved Valuer or Approved Valuers;
(c)
with or without physical inspection of that Ship or vessel (as the Facility Agent may require); and
(d)
on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer, free of any Charter.

"Material Adverse Effect" means a material adverse effect on:

(a)
the business, operations, property or condition (financial or otherwise) of any Obligor, the Guarantor and/or the Group as a whole; or
(b)
the ability of any Transaction Obligor to perform its obligations under any Finance Document; or
(c)
the validity or enforceability of, or the effectiveness or ranking of any Security granted or intended to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.

"Minimum Liquidity" has the meaning given to it in Clause 26.5 (Minimum Liquidity).

"Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)
other than where paragraph (b) applies:
(i)
(subject to sub‑paragraph (iii) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;
(ii)
if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and
(iii)
if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end; and
(b)
in relation to an Interest Period for any Compounded Rate Loan (or any other period for the accrual of commission or fees at a time when interest under this Agreement is being calculated pursuant to Clause 9.1 (Calculation of interest – Compounded Rate Loans)) for which there are rules specified as "Business Day Conventions" in the Reference Rate Terms, those rules shall apply.

18	EUROPE/76217606v5

The above rules will only apply to the last Month of any period.

"Mortgage" means, in relation to a Ship, a first preferred or, as the case may be, priority ship mortgage on that Ship in agreed form or any replacement first preferred or first priority ship mortgage on that Ship under the laws of an Approved Flag in agreed form.

"Obligor" means a Borrower or a Hedge Guarantor.

"Original Financial Statements" means the annual audited consolidated financial statements of the Group for its financial year ended 31 December 2023.

"Original Jurisdiction" means, in relation to an Obligor, the jurisdiction under whose laws that Obligor is incorporated as at the date of this Agreement.

"Overseas Regulations" means the Overseas Companies Regulations 2009 (SI 2009/1801).

"Parallel Debt" means any amount which an Obligor owes to the Security Agent under Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) or under that clause as incorporated by reference or in full in any other Finance Document.

"Participating Member State" means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

"Party" means a party to this Agreement.

"Permitted Charter" means, in relation to a Ship:

(a)
each Initial Charter; and
(b)
a Charter:
(i)
which is a time, voyage or consecutive voyage charter;
(ii)
the duration of which does not exceed and is not capable of exceeding, by virtue of any optional extensions, 12 months plus a redelivery allowance of not more than 30 days;
(iii)
which is entered into on bona fide arm's length terms at the time at which that Ship is fixed; and
(iv)
in relation to which not more than two months' hire is payable in advance,

and any other Charter which is approved in writing by the Facility Agent acting with the authorisation of the Majority Lenders which authorisation no Lender shall unreasonably withhold.

"Permitted Financial Indebtedness" means:

(a)
any Financial Indebtedness incurred under the Finance Documents;
(b)
in relation to Borrower B and Borrower C, until the Utilisation Date of Tranche A or, as the case may be, the Release Date, the Existing Indebtedness; and

19	EUROPE/76217606v5

(c)
any Financial Indebtedness (including without limitation, any shareholder or intra-Group loans made available to the Borrowers (or any of them) in the normal course of its business of trading and operating any Ship) that is subordinated to all Financial Indebtedness incurred under the Finance Documents in writing in a manner acceptable to the Facility Agent in all respects.

"Permitted Security" means:

(a)
Security created by the Finance Documents;
(b)
in relation to Borrower B and Borrower C, until the Utilisation Date of Tranche A, or as the case may be, the Release Date, the Existing Security;
(c)
liens for unpaid master's and crew's wages in accordance with first class ship ownership and management practice and not being enforced through arrest;
(d)
liens for salvage;
(e)
liens for master's disbursements incurred in the ordinary course of trading in accordance with first class ship ownership and management practice and not being enforced through arrest;
(f)
any right of pledge and/or set off under and pursuant to the general banking conditions (Algemene Bankvoorwaarden) of ABN AMRO Bank N.V.; and
(g)
any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of any Ship:
(i)
not as a result of any default or omission by any Borrower;
(ii)
not being enforced through arrest; and
(iii)
subject, in the case of liens for repair or maintenance, to Clause 24.16 (Restrictions on chartering, appointment of managers etc.),

provided such lien does not secure amounts more than 30 days overdue (unless the overdue amount is being contested in good faith by appropriate steps and for the payment of which adequate reserves are held and provided further that such proceedings do not give rise to a material risk of the relevant Ship or any interest in it being seized, sold, forfeited or lost).

"Poseidon Principles" means the financial industry framework for assessing and disclosing the climate alignment of ship finance portfolios originally published in June 2019 as the same may be amended or replaced to reflect changes in applicable law or regulation or the introduction of or changes to mandatory requirements of the International Maritime Organisation from time to time.

"Potential Event of Default" means any event or circumstance specified in Clause 27 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"Protected Party" has the meaning given to it in Clause 13.1 (Definitions).

20	EUROPE/76217606v5

"Quotation Day" means, in relation to any period for which an interest rate is to be determined, two Additional Business Days before the first day of that period unless market practice differs in the relevant syndicated loan market in which case the Quotation Day will be determined by the Facility Agent in accordance with that market practice (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days).

"Quoted Tenor" means any period for which Term SOFR is customarily displayed on the relevant page or screen of an information service.

"Rate Switch Date" has the meaning given to it in Clause 8.1 (Optional Switch to Term Reference Rate).

"Receiver" means a receiver or receiver and manager or administrative receiver of the whole or any part of the Security Assets.

"Reduction Date" means each date by which the Facility must be reduced set out in paragraph (a) of Clause 6.2 (Reduction of the Facility).

"Reduction Instalment" means each instalment for reduction of the Advances under the Facility referred to in paragraph (a) of Clause 6.2 (Reduction of the Facility), including each balloon instalment.

"Reference Rate Supplement" means a document which:

(a)
is agreed in writing by the Borrowers and the Facility Agent (in its own capacity) and the Facility Agent (acting on the instructions of the Majority Lenders);
(b)
specifies the relevant terms which are expressed in this Agreement to be determined by reference to Reference Rate Terms; and
(c)
has been made available to the Borrowers and each Finance Party.

"Reference Rate Terms" means the terms set out in Schedule 8 (Reference Rate Terms) or in any Reference Rate Supplement.

"Related Fund" in relation to a fund (the "first fund"), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

"Release Date" means the date on which Tranche A is to be released in accordance with the instructions contained in the relevant Utilisation Request and/or any release letter after the receipt by the Facility Agent of all documents and evidence listed in Part B of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Facility Agent.

"Relevant Amount" has the meaning given to it in Clause 7.5 (Mandatory prepayment on sale, refinancing or Total Loss).

"Relevant Date" has the meaning given to it in Clause 7.5 (Mandatory prepayment on sale, refinancing or Total Loss).

21	EUROPE/76217606v5

"Relevant Jurisdiction" means, in relation to a Transaction Obligor:

(a)
its Original Jurisdiction;
(b)
any jurisdiction where any asset subject to, or intended to be subject to, any of the Transaction Security created, or intended to be created, by it is situated;
(c)
any jurisdiction where it conducts its business; and
(d)
the jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

"Relevant Market" means the market specified as such in the Reference Rate Terms.

"Repeating Representation" means each of the representations set out in Clause 20 (Representations) except Clause 20.10 (Insolvency), Clause 20.11 (No filing or stamp taxes) and Clause 20.12 (Deduction of Tax) and any representation of any Transaction Obligor made in any other Finance Document that is expressed to be a "Repeating Representation" or is otherwise expressed to be repeated.

"Reporting Day" means the day (if any) specified as such in the Reference Rate Terms.

"Reporting Time" means the relevant time (if any) specified as such in the Reference Rate Terms.

"Representative" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

"Requisition" means, in relation to a Ship:

(a)
any expropriation, confiscation, requisition (excluding a requisition for hire or use which does not involve a requisition for title) or acquisition of that Ship, whether for full consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected (whether de jure or de facto) by any government or official authority or by any person or persons claiming to be or to represent a government or official authority; and
(b)
any capture or seizure of that Ship (including any hijacking, piracy or theft) by any person whatsoever.

"Requisition Compensation" includes all compensation or other moneys payable to a Borrower by reason of any Requisition or any arrest or detention of a Ship in the exercise or purported exercise of any lien or claim.

"Resolution Authority" means any body which has authority to exercise any Write-down and Conversion Powers.

"Restricted Finance Party" has the meaning given to it in Clause 20.34 (Sanctions) and Clause 22.21 (Sanctions).

"Restricted Party" means a person:

(a)
listed on or owned or controlled by a person listed on any Sanctions List; or

22	EUROPE/76217606v5

(b)
located in, organised under the laws of or owned or controlled by, or acting on behalf of, a person located in or organised under the laws of a country or territory which is a subject of country-wide or territory-wide Sanctions (including, without limitation, at the date of this Agreement, Cuba, Iran, North Korea, Syria and Sudan); or
(c)
otherwise a subject of Sanctions.

"RFR" means the rate specified as such in the Reference Rate Terms.

"RFR Banking Day" means any day specified as such in the Reference Rate Terms.

"Rollover Advance" means one or more Advances:

(a)
made or to be made on the same day that a maturing Advance is due to be repaid;
(b)
the aggregate amount of which is equal to or less than the amount of the maturing Advance; and
(c)
made or to be made for the purpose of refinancing that maturing Advance.

"Safety Management Certificate" has the meaning given to it in the ISM Code.

"Safety Management System" has the meaning given to it in the ISM Code.

"Sanctioned Ship" means a ship which is the subject of Sanctions.

"Sanctions" means any trade, economic or financial sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by a Sanctions Authority.

"Sanctions Authority" means:

(a)
the Security Council of the United Nations;
(b)
the United States;
(c)
the United Kingdom;
(d)
the European Union
(e)
any member state of the European Union (including, without limitation, the Netherlands);
(f)
any country to which any Transaction Obligor is bound; and
(g)
the governments and official institutions or agencies of any of paragraphs (a) to (f) above, including without limitation the US Office of Foreign Asset Control ("OFAC") and the US Department of State, and His Majesty's Treasury ("HMT").

"Sanctions List" means the Specially Designated Nationals and Blocked Persons list maintained by OFAC, the Consolidated List of Financial Sanctions Targets maintained by HMT, or any similar list maintained by, or public announcement of a Sanctions designation made by, a Sanctions Authority, each as amended, supplemented or substituted from time to time.

23	EUROPE/76217606v5

"Secured Liabilities" means all present and future obligations and liabilities, (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of each Transaction Obligor to any Secured Party under or in connection with each Finance Document.

"Secured Party" means each Finance Party from time to time party to this Agreement, a Receiver or any Delegate.

"Security" means a mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security.

"Security Assets" means all of the assets of the Transaction Obligors which from time to time are, or are expressed to be, the subject of the Transaction Security.

"Security Document" means:

(a)
any Shares Security;
(b)
any Mortgage;
(c)
any General Assignment;
(d)
any Deed of Covenant;
(e)
any Charter Assignment;
(f)
any Account Security;
(g)
any Hedging Agreement Security;
(h)
any other document (whether or not it creates Security) which is executed as security for the Secured Liabilities; or
(i)
any other document designated as such by the Facility Agent and the Borrowers.

"Security Period" means the period starting on the date of this Agreement and ending on the date on which the Facility Agent is satisfied that there is no outstanding Commitment in force and that the Secured Liabilities have been irrevocably and unconditionally paid and discharged in full.

"Security Property" means:

(a)
the Transaction Security expressed to be granted in favour of the Security Agent as trustee for the Secured Parties and all proceeds of that Transaction Security;
(b)
all obligations expressed to be undertaken by a Transaction Obligor to pay amounts in relation to the Secured Liabilities to the Security Agent as trustee for the Secured Parties and secured by the Transaction Security together with all representations and warranties expressed to be given by a Transaction Obligor or any other person in favour of the Security Agent as trustee for the Secured Parties;
(c)
the Security Agent's interest in any turnover trust created under the Finance Documents;

24	EUROPE/76217606v5

(d)
any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Finance Documents to hold as trustee on trust for the Secured Parties, except:

(i)
rights intended for the sole benefit of the Security Agent; and
(ii)
any moneys or other assets which the Security Agent has transferred to the Facility Agent or (being entitled to do so) has retained in accordance with the provisions of this Agreement.

"Separate Advance" has the meaning given to it in paragraph (c) of Clause 6.1 (Repayment of Advances).

"Servicing Party" means the Facility Agent or the Security Agent.

"Shareholder" means, in relation to a Borrower, Navios Maritime Operating L.L.C., a limited liability company formed in the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"Shares Security" means, in relation to a Borrower, a document creating Security over the share capital in that Borrower in agreed form.

"Ship" means Ship A, Ship B, Ship C, Ship D, Ship E or Ship F.

"Ship A" has the meaning given to that term in has the meaning given to that term in Schedule 6 (Details of the Ships and Other Definitions).

"Ship B" has the meaning given to that term in has the meaning given to that term in Schedule 6 (Details of the Ships and Other Definitions).

"Ship C" has the meaning given to that term in has the meaning given to that term in Schedule 6 (Details of the Ships and Other Definitions).

"Ship D" has the meaning given to that term in has the meaning given to that term in Schedule 6 (Details of the Ships and Other Definitions).

"Ship E" has the meaning given to that term in has the meaning given to that term in Schedule 6 (Details of the Ships and Other Definitions).

"Ship F" has the meaning given to that term in has the meaning given to that term in Schedule 6 (Details of the Ships and Other Definitions).

"Specified Time" means a day or time determined in accordance with Schedule 7 (Timetables).

"Statement of Compliance" means a Statement of Compliance related to fuel oil consumption pursuant to regulations 6.6 and 6.7 of Annex VI.

25	EUROPE/76217606v5

"Subsidiary" means that a company (S) is a subsidiary of another company (P) if:

(a)
a majority of the issued shares in S (or a majority of the issued shares in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P; and
(b)
P has direct or indirect control over a majority of the voting rights attached to the issued shares of S;

and any company of which S is a subsidiary is a parent company of S.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"Tax Credit" has the meaning given to it in Clause 13.1 (Definitions).

"Tax Deduction" has the meaning given to it in Clause 13.1 (Definitions).

"Tax Payment" has the meaning given to it in Clause 13.1 (Definitions).

"Term Rate Loan" means the Loan, part of the Loan or, if applicable, Unpaid Sum which is, or becomes, a "Term Rate Loan" pursuant to Clause 8 (Rate Switch).

"Term Reference Rate" means, in relation to a Term Rate Loan:

(a)
the applicable Term SOFR as of the Specified Time and for a period equal in length to the Interest Period of that Term Rate Loan; or
(b)
as otherwise determined pursuant to Clause 11.2 (Unavailability of Term SOFR after Rate Switch Date),

and if, in either case, that rate is less than zero, the Term Reference Rate shall be deemed to be zero.

"Term SOFR" means the term SOFR reference rate administered by CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant period published (before any correction, recalculation or republication by the administrator) by CME Group Benchmark Administration Limited (or any other person which takes over the publication of that rate).

"Termination Date" means the date falling on the earlier of (i) 31 October 2029 and (ii) the last Reduction Date of the Tranche B Commitment.

"Third Parties Act" has the meaning given to it in Clause 1.5 (Third party rights).

"Total Commitments" means the aggregate of the Commitments, being up to $95,000,000 at the date of this Agreement.

"Total Loss" means, in relation to a Ship:

(a)
actual, constructive, compromised, agreed or arranged total loss of that Ship; or

26	EUROPE/76217606v5

(b)
in the case of any of the events described in paragraph (a) of the definition "Requisition", any such Requisition of a Ship unless that Ship is returned to the full control of the relevant Borrower within 60 days of such Requisition; and
(c)
in the case of any of the events described in paragraph (b) of the definition "Requisition", any such Requisition of a Ship unless that Ship is returned to the full control of the relevant Borrower within 90 days of such Requisition, provided that in the event of piracy if the relevant underwriters confirm to the Facility Agent in writing (in customary terms) prior to the end of the 90-day period that the relevant Ship is subject to an approved piracy insurance cover, the earlier of 12 Months after the date on which that Ship is captured by pirates and the date on which the piracy insurance cover expires.

"Total Loss Date" means, in relation to the Total Loss of a Ship:

(a)
in the case of an actual loss of that Ship, the date on which it occurred or, if that is unknown, the date when that Ship was last heard of;
(b)
in the case of a constructive, compromised, agreed or arranged total loss of that Ship, the earlier of:
(i)
the date on which a notice of abandonment is given (or deemed or agreed to be given) to the insurers; and
(ii)
the date of any compromise, arrangement or agreement made by or on behalf of the relevant Borrower with that Ship's insurers in which the insurers agree to treat that Ship as a total loss; and
(c)
in the case of any other type of Total Loss, the date (or the most likely date) on which it appears to the Facility Agent that the event constituting the total loss occurred.

"Tranche" means Tranche A or Tranche B.

"Tranche A" means that part of the Loan made or to be made available to the Borrowers in a principal amount not exceeding the lesser of (i) $45,000,000 and (ii) 62.5 per cent. of the aggregate Initial Market value of Ship A, Ship B and Ship C to enable Borrower A to finance or, as the case may be, refinance the acquisition cost of its Ship and Borrower B and Borrower C to refinance the Existing Indebtedness under the Existing Facility Agreement.

"Tranche A Commitment" means:

(a)
in relation to an Original Lender, the amount set opposite its name under the heading "Tranche A Commitment" in Part B of Schedule 1 (The Parties) and the amount of any other Tranche A Commitment transferred to it under this Agreement; and
(b)
in relation to any other Lender, the amount of any Tranche A Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Tranche B" means that part of the Loan made or to be made available to the Borrowers in a principal amount not exceeding the lesser of (i) $50,000,000 and (ii) 62.5 per cent. of the aggregate Initial Market value of Ship D, Ship E and Ship F to enable each of Borrower D,

27	EUROPE/76217606v5

Borrower E and Borrower F to finance or, as the case may be, refinance the acquisition cost of its Ship.

"Tranche B Commitment" means:

(a)
in relation to an Original Lender, the amount set opposite its name under the heading "Tranche B Commitment" in Part B of Schedule 1 (The Parties) and the amount of any other Tranche B Commitment transferred to it under this Agreement; and
(b)
in relation to any other Lender, the amount of any Tranche B Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Transaction Document" means:

(a)
a Finance Document;
(b)
any Charter which is assignable in accordance with Clause 24.22 (Charter assignment);
(c)
any Charter Guarantee which is assignable in accordance with Clause 24.22 (Charter assignment); or
(d)
any other document designated as such by the Facility Agent and a Borrower.

"Transaction Obligor" means an Obligor, the Guarantor, the Shareholder, any Approved Manager who is a member of the Group or any other member of the Group who executes a Transaction Document.

"Transaction Security" means the Security created or evidenced or expressed to be created or evidenced under the Security Documents.

"Transfer Certificate" means a certificate substantially in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Facility Agent and the Borrowers.

"Transfer Date" means, in relation to an assignment or a transfer, the later of:

(a)
the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and
(b)
the date on which the Facility Agent executes the relevant Assignment Agreement or Transfer Certificate.

"UK Bail-In Legislation" means Part 1 of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutes or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

"UK Establishment" means a UK establishment as defined in the Overseas Regulations.

"Unpaid Sum" means any sum due and payable but unpaid by a Transaction Obligor under the Finance Documents.

"US" means the United States of America.

28	EUROPE/76217606v5

"US Tax Obligor" means:

(a)
a person which is resident for tax purposes in the US; or
(b)
a person some or all of whose payments under the Finance Documents are from sources within the US for US federal income tax purposes.

"Utilisation" means a utilisation of the Facility.

"Utilisation Date" means the date of a Utilisation, being the date on which the relevant Advance is to be made.

"Utilisation Request" means a notice substantially in the form set out in Schedule 3 (Utilisation Request).

"VAT" means:

(a)
any value added tax imposed by the Value Added Tax Act 1994;
(b)
any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and
(c)
any other tax of a similar nature, whether imposed in the United Kingdom or a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) or (b) above, or imposed elsewhere.

"Write-down and Conversion Powers" means:

(a)
in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;
(b)
in relation to the UK Bail-In Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and
(c)
in relation to any other applicable Bail-In Legislation:
(i)
any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect

29	EUROPE/76217606v5

of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and
(ii)
any similar or analogous powers under that Bail-In Legislation.
1.2.
Construction
(a)
Unless a contrary indication appears, a reference in this Agreement to:
(i)
the "Account Bank", the "Arranger", the "Facility Agent", any "Finance Party", any "Hedge Counterparty", any "Lender", any "Obligor", any "Party", any "Secured Party", the "Security Agent", any "Transaction Obligor" or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents;
(ii)
"assets" includes present and future properties, revenues and rights of every description;
(iii)
a liability which is "contingent" means a liability which is not certain to arise and/or the amount of which remains unascertained;
(iv)
"document" includes a deed and also a letter, fax, email or telex;
(v)
a Lender's "cost of funds" in relation to its participation in the Loan or any part of the Loan is a reference to the average cost (determined either on an actual or a notional basis) which that Lender would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount of that participation in the Loan or that part of the Loan for a period equal in length to the Interest Period of the Loan or that part of the Loan;
(vi)
"expense" means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable Tax including VAT;
(vii)
a "Finance Document", a "Security Document" or "Transaction Document" or any other agreement or instrument is a reference to that Finance Document, Security Document or Transaction Document or other agreement or instrument as amended, replaced, novated, supplemented, extended or restated;
(viii)
a "group of Lenders" includes all the Lenders;
(ix)
"indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;
(x)
"law" includes any order or decree, any form of delegated legislation, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council;

30	EUROPE/76217606v5

(xi)
"proceedings" means, in relation to any enforcement provision of a Finance Document, proceedings of any kind, including an application for a provisional or protective measure;
(xii)
a "person" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);
(xiii)
a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;
(xiv)
a reference to a "Ship", its name, its flag and, if applicable, its port of registry shall include any replacement name, flag and, if applicable, replacement port of registry, in each case, as may be approved in writing from time to time by the Facility Agent acting with the authorisation of the Majority Lenders;
(xv)
a provision of law is a reference to that provision as amended or re-enacted from time to time;
(xvi)
a time of day is a reference to Amsterdam time;
(xvii)
any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of a jurisdiction other than England, be deemed to include that which most nearly approximates in that jurisdiction to the English legal term;
(xviii)
words denoting the singular number shall include the plural and vice versa; and
(xix)
"including" and "in particular" (and other similar expressions) shall be construed as not limiting any general words or expressions in connection with which they are used.
(b)
The determination of the extent to which a rate is "for a period equal in length" to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.
(c)
Section, Clause and Schedule headings are for ease of reference only and are not to be used for the purposes of construction or interpretation of the Finance Documents.
(d)
Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under, or in connection with, any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.
(e)
A reference in this Agreement to a page or screen of an information service displaying a rate shall include:
(i)
any replacement page of that information service which displays that rate; and
(ii)
the appropriate page of such other information service which displays that rate from time to time in place of that information service,

31	EUROPE/76217606v5

and, if such page or service ceases to be available, shall include any other page or service displaying that rate specified by the Facility Agent after consultation with the Borrowers.

(f)
A reference in this Agreement to a Central Bank Rate shall include any successor rate to, or replacement rate for, that rate.
(g)
Any Reference Rate Supplement overrides anything in:
(i)
Schedule 8 (Reference Rate Terms); or
(ii)
any earlier Reference Rate Supplement.
(h)
A Compounding Methodology Supplement relating to the Daily Non-Cumulative Compounded RFR Rate or the Cumulative Compounded RFR Rate overrides anything relating to that rate in:
(i)
Schedule 9 (Daily Non-Cumulative Compounded RFR Rate) or Schedule 10 (Cumulative Compounded RFR Rate), as the case may be; or
(ii)
any earlier Compounding Methodology Supplement.
(i)
A Potential Event of Default is "continuing" if it has not been remedied or waived and an Event of Default is "continuing" if it has not been waived.
1.3.
Construction of insurance terms

In this Agreement:

"approved" means, for the purposes of Clause 23 (Insurance Undertakings), approved in writing by the Facility Agent.

"excess risks" means, in respect of a Ship, the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of that Ship in consequence of its insured value being less than the value at which that Ship is assessed for the purpose of such claims.

"obligatory insurances" means all insurances effected, or which any Borrower is obliged to effect, under Clause 23 (Insurance Undertakings) or any other provision of this Agreement or of another Finance Document.

"policy" includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms.

"protection and indemnity risks" means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of clause 6 of the International Hull Clauses (1/11/02) (1/11/03), clause 8 of the Institute Time Clauses (Hulls) (1/10/83) (1/11/95) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision.

"war risks" includes the risk of mines and all risks excluded by clauses 29, 30 or 31 of the International Hull Clauses (1/11/02), clauses 29 or 30 of the International Hull Clauses

32	EUROPE/76217606v5

(1/11/03), clauses 24, 25 or 26 of the Institute Time Clauses (Hulls) (1/11/95) or clauses 23, 24 or 25 of the Institute Time Clauses (Hulls) (1/10/83) or any equivalent provision.

1.4.
Agreed forms of Finance Documents

References in Clause 1.1 (Definitions) to any Finance Document being in "agreed form" are to that Finance Document:

(a)
in a form attached to a certificate dated the same date as this Agreement (and signed by each Borrower and the Facility Agent); or
(b)
in any other form agreed in writing between each Borrower and the Facility Agent acting with the authorisation of the Majority Lenders or, where Clause 44.2 (All Lender matters) applies, all the Lenders.
1.5.
Third party rights
(a)
Unless expressly provided to the contrary in a Finance Document, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the "Third Parties Act") to enforce or to enjoy the benefit of any term of this Agreement.
(b)
Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.
(c)
Any Affiliate, Receiver, Delegate or any other person described in paragraph (d) of Clause 15.2 (Other indemnities), paragraph (b) of Clause 30.11 (Exclusion of liability) or paragraph (b) of Clause 31.11 (Exclusion of liability) may, subject to this Clause 1.5 (Third party rights) and the Third Parties Act, rely on any Clause of this Agreement which expressly confers rights on it.

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Section 2

The Facility

2.
THE FACILITY
2.1.
The Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrowers a dollar reducing revolving credit facility in an aggregate amount not exceeding the Total Commitments.

2.2.
Finance Parties' rights and obligations
(a)
The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.
(b)
The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from a Transaction Obligor is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and, for the avoidance of doubt, any part of the Loan or any other amount owed by a Transaction Obligor which relates to a Finance Party's participation in the Facility or its role under a Finance Document (including any such amount payable to the Facility Agent on its behalf) is a debt owing to that Finance Party by that Transaction Obligor.
(c)
A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.
3.
PURPOSE
3.1.
Purpose

Each Borrower shall apply all amounts borrowed by it under the Facility only for the purposes stated in the preamble (Background) to this Agreement.

3.2.
Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.
CONDITIONS OF UTILISATION
4.1.
Initial conditions precedent

The Borrowers may not deliver a Utilisation Request unless the Facility Agent has received all of the documents and other evidence listed in Part A of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Facility Agent.

34	EUROPE/76217606v5

4.2.
Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation) if:

(a)
on the date of the Utilisation Request and on the proposed Utilisation Date and before each Advance is made available:
(i)
in the case of a Rollover Advance, no Event of Default is continuing or would result from the proposed Advance, and in the case of any other Advance, no Default is continuing or would result from the proposed Advance;
(ii)
the Repeating Representations to be made by each Transaction Obligor are true;
(iii)
no event described in paragraph (a) of Clause 7.2 (Change of control) has occurred; and
(iv)
each Ship has neither been sold nor become a Total Loss;
(b)
in the case of the Advance under Tranche A for the purpose of refinancing the Existing Indebtedness secured on Ship B and Ship C and refinancing in part the acquisition cost of Ship A, the Facility Agent has received on or before the relevant Utilisation Date, or is satisfied it will receive when that Advance is made available, all of the documents and other evidence listed in Part B of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Facility Agent; and
(c)
in the case of an Advance under Tranche B for the purpose of refinancing in part the acquisition cost of Ship D, Ship E and Ship F, the Facility Agent has received on or before the relevant Utilisation Date, or is satisfied it will receive when that Advance is made available, all of the documents and other evidence listed in Part C of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Facility Agent.
4.3.
Notification of satisfaction of conditions precedent
(a)
The Facility Agent shall notify the Borrowers and the Lenders promptly upon being satisfied as to the satisfaction of the conditions precedent referred to in Clause 4.1 (Initial conditions precedent) and Clause 4.2 (Further conditions precedent).
(b)
Other than to the extent that the Majority Lenders notify the Facility Agent in writing to the contrary before the Facility Agent gives the notification described in paragraph (a) above, the Lenders authorise (but do not require) the Facility Agent to give that notification. The Facility Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.
4.4.
Waiver of conditions precedent

If the Majority Lenders, at their discretion, permit an Advance to be borrowed before any of the conditions precedent referred to in Clause 4.1 (Initial conditions precedent) or Clause 4.2 (Further conditions precedent) has been satisfied, the Borrowers shall ensure that that condition is satisfied within five Business Days after the relevant Utilisation Date, the Release Date or such later date as the Facility Agent, acting with the authorisation of the Majority Lenders, may agree in writing with the Borrowers.

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Section 3

Utilisation

5.
Utilisation
5.1.
Delivery of a Utilisation Request
(a)
The Borrowers may utilise the Facility by delivery to the Facility Agent of a duly completed Utilisation Request not later than the Specified Time.
(b)
For the purpose of refinancing the Existing Indebtedness secured on Ship B and Ship C and refinancing part of the acquisition cost of Ship A, the Borrowers shall deliver one Utilisation Request under Tranche A.
(c)
For the purpose of refinancing part of the acquisition cost of Ship D, Ship E and Ship F, the Borrowers shall deliver a Utilisation Request for each of Ship D, Ship E and Ship F for an Advance under Tranche B.
(d)
The Borrowers may not deliver a Utilisation Request if, as a result of the proposed Utilisation, more than six Advances would have been made still be outstanding.
5.2.
Completion of a Utilisation Request
(a)
Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:
(i)
the proposed Utilisation Date is a Business Day within the Availability Period;
(ii)
the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and
(iii)
the proposed Interest Period complies with Clause 10 (Interest Periods).
(b)
Only one Advance may be requested in each Utilisation Request.
5.3.
Currency and amount
(a)
The currency specified in a Utilisation Request must be dollars.
(b)
The amount of the proposed Advance must be an amount which is not more than:
(i)
in respect of the Advance under Tranche A, the lesser of (i) $45,000,000 and (ii) 62.5 per cent. of the aggregate Initial Market Value of Ship A, Ship B and Ship C; and
(ii)
in respect of an Advance under Tranche B,
(A)
in relation to Ship D, an amount calculated by dividing the Initial Market Value of Ship D by the aggregate of the Initial Market Value of Ship D, Ship E and Ship F and multiplying it by the lesser of (i) $50,000,000 and (ii) 62.5 per cent. of the aggregate of the Market Value of Ship D, Ship E and Ship F;
(B)
in relation to Ship E, an amount calculated by dividing the Initial Market Value of Ship E by the aggregate of the Initial Market Value of Ship D, Ship E and Ship

36	EUROPE/76217606v5

F and multiplying it by the lesser of (i) $50,000,000 and (ii) 62.5 per cent. of the aggregate of the Market Value of Ship D, Ship E and Ship F; and
(C)
in relation to Ship F, an amount calculated by dividing the Initial Market Value of Ship F by the aggregate of the Initial Market Value of Ship D, Ship E and Ship F and multiplying it by the lesser of (i) $50,000,000 and (ii) 62.5 per cent. of the aggregate of the Market Value of Ship D, Ship E and Ship F.
(c)
Subject to paragraph (d) below, the amount of the proposed Advance must be a minimum of $1,000,000.
(d)
The amount of the proposed Advance must be an amount which is not more than the Available Facility.
(e)
The amount of any Advance must be an amount which would not oblige the Borrowers to provide additional security or prepay part of the Advance if the ratio set out in Clause 25 (Security Cover) were applied and notice was given by the Facility Agent under Clause 25.1 (Minimum required security cover) immediately after the relevant Advance was made.
5.4.
Lenders' participation
(a)
If the conditions set out in this Agreement have been met, and subject to Clause 6.1 (Repayment of Advances) each Lender shall make its participation in each Advance available by the Utilisation Date through its Facility Office.
(b)
The amount of each Lender's participation in each Advance will be equal to the proportion borne by its Available Commitment to the Available Facility immediately before making that Advance.
(c)
The Facility Agent shall notify each Lender of the amount of each Advance and the amount of its participation in that Advance and, if different, the amount of that participation to be made available in accordance with Clause 34 (Payment Mechanics) by the Specified Time.
5.5.
Cancellation of Commitments

The Commitments which are unutilised at the end of the Availability Period shall then be cancelled.

5.6.
Payment to third parties

The Borrowers irrevocably authorise the Facility Agent on the Utilisation Date in relation to Tranche A, to pay to, or for the account of, the Borrowers the amounts which the Facility Agent receives from the Lenders in respect of the Advance. That payment shall be made in like funds as the Facility Agent received from the Lenders in respect of the Advance as follows:

(a)
in relation to the amount to be applied for the purpose of refinancing the Existing Indebtedness, to the Existing Facility Agent to be released in accordance with the MT199 agreed between the Facility Agent and the Existing Facility Agent; and
(b)
in relation to the remaining amount under Tranche A, to a suspense account of the Facility Agent to be released on the Release Date to the account which the Borrowers specify in the relevant Utilisation Request.

37	EUROPE/76217606v5

5.7.
Disbursement of Advance to third party

Payment by the Facility Agent under Clause 5.7 (Disbursement of Advance to third party) to a person other than the Borrowers shall constitute the making of the relevant Advance and the Borrowers shall at that time become indebted, as principal and direct obligors, to each Lender in an amount equal to that Lender's participation in that Advance.

5.8.
Prepositioning of funds

If, in respect of the proposed Advance under Tranche A, the Lenders, at the request of the Borrowers and on terms acceptable to all the Lenders and in their absolute discretion, preposition funds with the Existing Facility Agent, the Borrowers:

(a)
agree to pay interest on the amount of the funds so prepositioned at the rate described in Clause 9.1 (Calculation of interest – Compounded Rate Loans) on the basis of successive interest periods of one day and so that interest shall be paid together with the first payment of interest on such Advance after the Utilisation Date in respect of it or, if such Utilisation Date does not occur, within three Business Days of demand by the Facility Agent; and
(b)
shall, without duplication, indemnify each Finance Party against any costs, loss or liability it may incur in connection with such arrangement.

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Section 4

Repayment, Prepayment and Cancellation

6.
REPAYMENT
6.1.
Repayment of Advances
(a)
Subject to paragraph (c) below, the Borrowers shall repay each Advance on the last day of its Interest Period.
(b)
Without prejudice to the Borrowers' obligation under paragraph (a) above, if:
(i)
an Advance is to be made available:
(A)
on the same day that a maturing Advance is due to be repaid; and
(B)
in whole or in part for the purpose of refinancing the maturing Advance; and
(ii)
the proportion borne by each Lender's participation in the maturing Advance to the amount of that maturing Advance is the same as the proportion borne by that Lender's participation in the new Advance to the amount of the new Advance, the amount of the new Advance shall, unless the Borrowers notify the Facility Agent to the contrary in the relevant Utilisation Request, be treated as if applied in or towards repayment of the maturing Advance so that:

(A)
if the amount of the maturing Advance exceeds the amount of the new Advance:
(1)
the Borrowers will only be required to make a payment under Clause 34.1 (Payments to the Facility Agent) in an amount equal to that excess; and
(2)
each Lender's participation in the new Advance shall be treated as having been made available and applied by the Borrowers in or towards repayment of that Lender's participation in the maturing Advance and that Lender will not be required to make a payment under Clause 34.1 (Payments to the Facility Agent) in respect of its participation in the new Advance; and
(B)
if the amount of the maturing Advance is equal to or less than the amount of the new Advance:
(1)
the Borrowers will not be required to make a payment under Clause 34.1 (Payments to the Facility Agent); and
(2)
each Lender will be required to make a payment under Clause 34.1 (Payments to the Facility Agent) in respect of its participation in the new Advance only to the extent that its participation in the new Advance exceeds that Lender's participation in the maturing Advance and the remainder of that Lender's participation in the new Advance shall be treated as having been made available and applied by the

39	EUROPE/76217606v5

Borrowers in or towards repayment of that Lender's participation in the maturing Advance.
(c)
At any time when a Lender becomes a Defaulting Lender, the maturity date of each of the participations of that Lender in the Advances then outstanding will be automatically extended to the last day of the Availability Period and will be treated as separate Advances (the "Separate Advances").
(d)
If the Borrowers make a prepayment of an Advance pursuant to Clause 7.4 (Voluntary prepayment of Advances), the Borrowers may prepay a Separate Advance by giving not less than 10 Business Days' prior indicative notice and five Business Days' confirmative and irrevocable notice to the Facility Agent. The proportion borne by the amount of the prepayment of the Separate Advance to the amount of the Separate Advances shall not exceed the proportion borne by the amount of the prepayment of an Advance to the Advances. The Facility Agent will forward a copy of a prepayment notice received in accordance with this paragraph (d) to the Defaulting Lender concerned as soon as practicable on receipt.
(e)
Interest in respect of a Separate Advance will accrue for successive Interest Periods selected by the Borrowers by the time and date specified by the Facility Agent (acting reasonably) and will be payable by the Borrowers to the Facility Agent (for the account of that Defaulting Lender) on the last day of each Interest Period of that Advance.
(f)
The terms of this Agreement relating to Advances generally shall continue to apply to Separate Advances other than to the extent inconsistent with paragraphs (c) to (e) above, in which case those paragraphs shall prevail in respect of any Separate Advance.
6.2.
Reduction of the Facility
(a)
The Total Commitments shall be reduced in instalments on each Reduction Date:
(i)
in relation to the Tranche A Commitment, by 20 equal consecutive quarterly instalments, each in an amount of $1,375,000, the first of which shall be repaid on the date falling three Months after the earlier of (i) the Utilisation Date in respect of the Tranche A and (ii) 30 September 2024 and a balloon instalment in an amount of $17,500,000 payable with the last reduction instalment relating to the Tranche A Commitment; and
(ii)
in relation to the Tranche B Commitment, by 20 equal consecutive quarterly instalments, each in an amount of $1,500,000, the first of which shall be repaid on the date falling three Months after the earlier of (i) the Utilisation Date of the third Advance in respect of Tranche B and (ii) 31 January 2025 and a balloon instalment in an amount of $20,000,000 payable with the last reduction instalment relating to the Tranche B Commitment.
(b)
The Borrowers shall ensure that sufficient Advances are repaid on a Reduction Date to the extent necessary so that the aggregate of the outstanding Advances (after that repayment) is equal to or less than the reduced amount of the Total Commitments.
(c)
Any reduction of the Total Commitments in accordance with this Clause shall reduce rateably the Commitment of each Lender.

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6.3.
Termination Date

On the Termination Date, the Borrowers shall additionally pay to the Facility Agent for the account of the Finance Parties all other sums then accrued and owing under the Finance Documents.

6.4.
Reborrowing

Unless a contrary indication appears in this Agreement, any part of the Facility which is repaid or prepaid may be reborrowed in accordance with the terms of this Agreement.

6.5.
Effect of cancellation and prepayment on scheduled reductions
(a)
If the Borrowers cancel the whole or any part of any Available Commitment in accordance with Clause 7.7 (Right of repayment and cancellation in relation to a single Lender) or if an Available Commitment of any Lender is cancelled under Clause 7.1 (Illegality and Sanctions affecting a Lender) then the amount of the Reduction Instalment for each Reduction Date falling after that cancellation will reduce pro rata by the amount of the Available Commitments so cancelled.
(b)
If the Borrowers cancel the whole or any part of any Available Commitment in accordance with Clause 7.3 (Voluntary cancellation) or if the whole or part of any Commitment is cancelled pursuant to Clause 5.5 (Cancellation of Commitments) the amount of the Reduction Instalment for each Reduction Date falling after that cancellation will reduce pro rata by the amount of the Commitments so cancelled.
(c)
If any Advance is repaid or prepaid in accordance with Clause 7.7 (Right of repayment and cancellation in relation to a single Lender) or Clause 7.1 (Illegality and Sanctions affecting a Lender) then the amount of the Reduction Instalment for each Reduction Date falling after that repayment or prepayment will reduce pro rata by the amount of those Advances repaid or prepaid.
(d)
If any Advance is prepaid in accordance with Clause 7.4 (Voluntary prepayment of Advances) pursuant to Clause 25 (Security Cover) or any Advance is prepaid in accordance with Clause 7.5 (Mandatory prepayment on sale, refinancing or Total Loss) or Clause 7.6 (Mandatory prepayment of Hedging Prepayment Proceeds) then the amount of the Reduction Instalment for each Reduction Date falling after that repayment or prepayment will reduce pro rata by the amount of those Advances repaid or prepaid.
7.
PREPAYMENT AND CANCELLATION
7.1.
Illegality and Sanctions affecting a Lender

If it becomes unlawful or contrary to Sanctions in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in an Advance or the Loan or to determine or charge interest rates based upon Term SOFR, or it becomes unlawful for any Affiliate of a Lender for that Lender to do so:

(a)
that Lender shall promptly notify the Facility Agent upon becoming aware of that event;
(b)
upon the Facility Agent notifying the Borrowers, the Available Commitment of that Lender will be immediately cancelled;

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(c)
the Borrowers shall prepay that Lender's participation in the Loan on the last day of the Interest Period for the Loan occurring after the Facility Agent has notified the Borrowers or, if earlier, the date specified by the Lender in the notice delivered to the Facility Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Lender's corresponding Commitment shall be immediately cancelled in the amount of the participation prepaid; and
(d)
accrued interest and all other amounts accrued for that Lender under the Finance Documents shall be immediately due and payable.
7.2.
Change of control
(a)
If there is a Change of Control:
(i)
the Borrowers shall, and shall procure that the Guarantor shall, promptly notify the Facility Agent upon becoming aware of that event; and
(ii)
the Facility Agent shall, by not less than 30 days' notice to the Borrowers, cancel the Facility and declare the Loan, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Facility will be cancelled and the Loan and all such outstanding interest and other amounts will become immediately due and payable.
(b)
In this Clause 7.2 (Change of control):

"Change of Control" means a change which results in:

(a)
Mrs. Angeliki Frangou and her direct descendants (either directly or indirectly) (through entities owned and controlled by her or trusts or foundations of which she is a beneficiary) or any of their Affiliates ceasing to be the owner of, or having ultimate control of the voting rights attaching to more than five per cent. of all the units (including for the avoidance of doubt both general partner units and common units) in the Guarantor; or
(b)
Mrs. Angeliki Frangou and her direct descendants (either directly or indirectly) (through entities owned and controlled by her or trusts or foundations of which she is a beneficiary) or any of their Affiliates, ceasing to be the owner of, or having ultimate control of the voting rights attaching to all the issued shares in the general partner of the Guarantor, which is currently Olympos Maritime Ltd; or
(c)
Mrs. Angeliki Frangou ceasing to act as chairwoman or chief executive officer of the Guarantor and Olympos Maritime Ltd ceasing to be the general partner of the Guarantor; or
(d)
the Guarantor ceasing to be the owner of, directly or indirectly, the issued shares in each Borrower.
7.3.
Voluntary cancellation

The Borrowers may, if they give the Facility Agent not less than 10 Business Days' (or such shorter period as the Majority Lenders may agree) prior indicative notice and five Business Day's (or such shorter period as the Majority Lenders may agree) confirmative and irrevocable notice, cancel the whole or any part (being a minimum amount of $500,000) of an Available

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Facility. Any cancellation under this Clause 7.3 (Voluntary cancellation) shall reduce the Commitments of the Lenders rateably under the Facility pro rata.

7.4.
Voluntary prepayment of Advances
(a)
Subject to paragraph (b) below, the Borrower may, if it gives the Facility Agent not less than 10 Business Days' (or such shorter period as the Majority Lenders may agree) prior indicative notice and five Business Day's (or such shorter period as the Majority Lenders may agree) confirmative and irrevocable notice, prepay the whole or any part of an Advance (but, if in part, being an amount that reduces the amount of the relevant Advance by a minimum amount of $500,000).
(b)
There may be no more than two voluntary prepayments of any Advance or part of an Advance under the Facility made in each 12-month period (the first beginning on the date of this Agreement) unless the relevant prepayment is made at the end of an Interest Period relating to the relevant Advance where interest is being calculated by reference to the Compounded Reference Rate.
7.5.
Mandatory prepayment on sale, refinancing or Total Loss
(a)
If a Ship is sold (without prejudice to paragraph (a) of Clause 22.12 (Disposals)), refinanced by another bank or financial institution or becomes a Total Loss, the Borrowers shall on the Relevant Date prepay the Relevant Amount.
(b)
In this Clause 7.5 (Mandatory prepayment on sale or Total Loss):

"Relevant Amount" means, in relation to a Ship which has been sold, refinanced or become a Total Loss, an amount which after the prepayment to be made pursuant to paragraph (a) of Clause 7.5 (Mandatory prepayment on sale, refinancing or Total Loss) results in the security cover referred to in the ratio set out in 25.1 (Minimum required security cover) being at least equal to the greater of (i) the ratio set out in 25.1 (Minimum required security cover) and (ii) the Relevant Security Cover Ratio which applied immediately prior to the event described in paragraph (a) of Clause 7.5 (Mandatory prepayment on sale, refinancing or Total Loss).

"Relevant Date" means:

(a)
in the case of a sale of the Ship, on or before the date on which the sale is completed by delivery of the Ship to the buyer;
(b)
in the case of a Total Loss of a Ship, on the earlier of:
(i)
the date falling 150 days after the Total Loss Date; and
(ii)
the date of receipt by the Security Agent of the proceeds of insurance relating to such Total Loss; and
(c)
in the case of refinancing, on or before the date on which the refinancing is completed.

"Relevant Security Cover Ratio" means, at any relevant time, the aggregate of:

(a)
the aggregate of the Market Value of the Ships; plus

43	EUROPE/76217606v5

(b)
the net realisable value of any additional security provided at that time under Clause 25.2 (Provision of additional security; prepayment),

expressed as a percentage of the Available Facility.

7.6.
Mandatory prepayment of Hedging Prepayment Proceeds

Any Hedging Prepayment Proceeds arising as a result of any cancellation or reduction of the Available Facility shall be paid to the Security Agent on the date of such cancellation or reduction of the Available Facility and shall be applied on the last day of the next Interest Period for the Loan which ends after such payment, in prepayment of the Loan.

7.7.
Right of repayment and cancellation in relation to a single Lender
(a)
If:
(i)
any sum payable to any Lender by a Transaction Obligor is required to be increased under paragraph (c) of Clause 13.2 (Tax gross-up) or under that clause as incorporated by reference or in full in any other Finance Document; or
(ii)
any Lender claims indemnification from a Borrower under Clause 13.3 (Tax indemnity) or Clause 14.1 (Increased costs); or
(iii)
the Facility Agent receives notification from a Lender under Clause 11.3 (Market disruption),

the Borrowers may:

(A)
whilst in the case of sub-paragraphs (i) and (ii) above the circumstance giving rise to the requirement for that increase or indemnification continues; or
(B)
whilst in the case of sub-paragraph (iii) above the situation in relation to the relevant Lender continues,

give the Facility Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Loan.

(b)
On receipt of a notice of cancellation referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero.
(c)
On the last day of each Interest Period which ends after the Borrowers have given notice of cancellation under paragraph (a) above in relation to a Lender (or, if earlier, the date specified by the Borrowers in that notice), the Borrowers shall repay that Lender's participation in the Loan.
7.8.
Restrictions
(a)
Any notice of cancellation or prepayment given by any Party under this Clause 7 (Prepayment and Cancellation) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made, the amount of that cancellation or prepayment and, if relevant, the part of the Loan to be prepaid or cancelled.

44	EUROPE/76217606v5

(b)
Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and amounts (if any) payable under the Hedging Agreements in connection with that prepayment and, subject to any Break Costs, without premium or penalty.
(c)
Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid may be reborrowed in accordance with the terms of this Agreement.
(d)
No Borrower shall repay or prepay all or any part of the Loan or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.
(e)
No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.
(f)
If the Facility Agent receives a notice under this Clause 7 (Prepayment and Cancellation) it shall promptly forward a copy of that notice to either the Borrowers or the affected Lenders and/or Hedge Counterparties, as appropriate.
(g)
If all or part of any Lender's participation in an Advance is repaid or prepaid and is not available for redrawing (other than by operation of Clause 4.2 (Further conditions precedent)), an amount of that Lender's Commitment (equal to the amount of the participation which is repaid or prepaid) will be deemed to be cancelled on the date of repayment or prepayment.
7.9.
Application of prepayments

Any prepayment of any part of the Loan (other than a prepayment pursuant to Clause 7.1 (Illegality and Sanctions affecting a Lender) or Clause 7.7 (Right of repayment and cancellation in relation to a single Lender)) shall be applied pro rata to each Lender's participation in that part of the Loan.

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Section 5

Costs of Utilisation

8.
Rate Switch
8.1.
Optional Switch to Term Reference Rate
(a)
The Borrowers may elect to switch the basis on which interest is calculated on the Loan from the Compounded Reference Rate to the Term SOFR Reference Rate by giving the Lenders not less than 30 Business Days' notice in writing (the "Optional Election Notice") specifying the date (which must be the first day of an Interest Period) on which they wish the switch to occur (the "Proposed Optional Rate Switch Date"). Unless any Lender notifies the Facility Agent in writing not less than five Business Days before the Proposed Optional Rate Switch Date that they are unable to agree to interest being calculated on the basis of Term SOFR, the Proposed Optional Rate Switch Date shall be the "Rate Switch Date" and, on and from the Rate Switch Date:
(i)
use of the Term Reference Rate will replace the use of the Compounded Reference Rate for the calculation of interest for the Loan or any part of the Loan; and
(ii)
the Loan or any part of the Loan or Unpaid Sum shall be a "Term Rate Loan" and Clause 9.2 (Calculation of interest – Term Rate Loans) shall apply to the Loan, any such part of the Loan or Unpaid Sum.
(b)
The Borrowers may serve not more than one Optional Election Notice pursuant to paragraph (a) of Clause 8.1 (Optional Switch to Term Reference Rate).
8.2.
Delayed switch for existing Compound Rate Loans

If the Rate Switch Date falls before the last day of an Interest Period for a Compounded Rate Loan:

(a)
the Loan, relevant part of the Loan or Unpaid Sum (as applicable) shall continue to be a Compounded Rate Loan for that Interest Period and Clause 9.1 (Calculation of interest – Compounded Rate Loans) shall continue to apply to the Loan, relevant part of the Loan or Unpaid Sum (as applicable) for that Interest Period;
(b)
any provision of this Agreement which is expressed to relate solely to a Term Rate Loan shall not apply in relation to the Loan, relevant part of the Loan or Unpaid Sum (as applicable) for that Interest Period; and
(c)
on and from the first day of the next Interest Period (if any) for the Loan, relevant part of the Loan or Unpaid Sum (as applicable):
(i)
the Loan, relevant part of the Loan or Unpaid Sum (as applicable) shall be a "Term Rate Loan"; and
(ii)
Clause 9.2 (Calculation of interest – Term Rate Loans) shall apply to it.

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8.3.
Notifications by Facility Agent

The Facility Agent shall, promptly upon becoming aware of the Rate Switch Date, notify the Borrowers and the Lenders of that occurrence.

9.
Interest
9.1.
Calculation of interest – Compounded Rate Loans
(a)
The rate of interest on each Compounded Rate Loan for any day during an Interest Period is the percentage rate per annum which is the aggregate of the applicable:
(i)
Margin; and
(ii)
Compounded Reference Rate for that day.
(b)
If any day during an Interest Period for a Compounded Rate Loan is not a RFR Banking Day, the rate of interest on that Compounded Rate Loan for that day will be the rate applicable to the immediately preceding RFR Banking Day.
9.2.
Calculation of interest – Term Rate Loans

The rate of interest on each Term Rate Loan for an Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)
Margin; and
(b)
Term Reference Rate.
9.3.
Payment of interest
(a)
The Borrowers shall pay accrued interest on the Loan or any part of the Loan on the last day of each Interest Period (each an "Interest Payment Date").
(b)
If an Interest Period for a Term Rate Loan is longer than three Months, the Borrowers shall also pay interest then accrued on that Term Rate Loan on the dates falling at three Monthly intervals after the first day of the Interest Period for that Term Rate Loan.
9.4.
Default interest
(a)
If a Transaction Obligor fails to pay any amount payable by it under a Finance Document other than a Hedging Agreement on its due date, interest shall accrue on the Unpaid Sum from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is two per cent. per annum higher than the rate which would have been payable if the Unpaid Sum had, during the period of non-payment, constituted part of the Loan in the currency of the Unpaid Sum for successive Interest Periods, each of a duration selected by the Facility Agent. Any interest accruing under this Clause 9.4 (Default interest) shall be immediately payable by the Obligors on demand by the Facility Agent.

47	EUROPE/76217606v5

(b)
If an Unpaid Sum consists of all or part of a Term Rate Loan which became due on a day which was not the last day of an Interest Period relating to that Term Rate Loan:
(i)
the first Interest Period for that Unpaid Sum shall have a duration equal to the unexpired portion of the current Interest Period relating to the Loan or that part of the Loan; and
(ii)
the rate of interest applying to that Unpaid Sum during that first Interest Period shall be two per cent. per annum higher than the rate which would have applied if that Unpaid Sum had not become due.
(c)
Default interest (if unpaid) arising on an Unpaid Sum will be compounded with the Unpaid Sum at the end of each Interest Period applicable to that Unpaid Sum but will remain immediately due and payable.
9.5.
Notifications
(a)
The Facility Agent shall promptly upon a Compounded Rate Interest Payment being determinable, notify:
(i)
the Borrowers of that Compounded Rate Interest Payment;
(ii)
each Lender of the proportion of that Compounded Rate Interest Payment which relates to that Lender's participation in the relevant Compounded Rate Loan; and
(iii)
the Lenders and the Borrowers of:
(A)
each applicable rate of interest relating to the determination of that Compounded Rate Interest Payment; and
(B)
to the extent it is then determinable, the Market Disruption Rate (if any) relating to the relevant Compounded Rate Loan.

This paragraph (a) shall not apply to any Compounded Rate Interest Payment determined pursuant to Clause 11.4 (Cost of funds).

(b)
The Facility Agent shall promptly notify the Lenders and the Borrowers of the determination of a rate of interest relating to a Term Rate Loan.
(c)
The Facility Agent shall promptly notify the Borrowers of each Funding Rate relating to the Loan or any part of the Loan.
(d)
The Facility Agent shall promptly notify the Lenders and the Borrowers of the determination of a rate of interest relating to a Compounded Rate Loan to which Clause 11.4 (Cost of funds) applies.
(e)
This Clause 9.5 (Notifications) shall not require the Facility Agent to make any notification to any Party on a day which is not a Business Day.
9.6.
Hedging
(a)
The Borrowers shall enter into Hedging Agreements and shall after that date maintain such Hedging Agreements in accordance with this Clause 9.6 (Hedging).

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(b)
If a Hedging Agreement is entered into after a Mortgage has been registered, the relevant Borrower shall (at the cost of the Borrowers) enter into any supplemental documentation and/or addenda to that Mortgage as reasonably required by the Facility Agent.
(c)
The aggregate notional amount of the transactions in respect of the Hedging Agreements shall not exceed 100 per cent. of the Loan.
(d)
Each Hedging Agreement shall:
(i)
be with a Hedge Counterparty and each Hedge Counterparty shall also be a Lender;
(ii)
be for a term ending on the Termination Date;
(iii)
have settlement dates coinciding with the Interest Payment Dates;
(iv)
be based on a 2002 ISDA Master Agreement and otherwise in form and substance satisfactory to the Facility Agent; and
(v)
provide that the Termination Currency (as defined in the relevant Hedging Agreement) shall be dollars.
(e)
The rights of each Borrower under the Hedging Agreements shall be charged or assigned by way of security under a Hedging Agreement Security.
(f)
The parties to each Hedging Agreement must comply with the terms of that Hedging Agreement.
(g)
Neither a Hedge Counterparty nor a Borrower may amend, supplement, extend or waive the terms of any Hedging Agreement without the consent of the Security Agent.
(h)
Paragraph (g) above shall not apply to an amendment, supplement or waiver that is administrative and mechanical in nature and does not give rise to a conflict with any provision of this Agreement or the Hedging Agreement Security.
(i)
If, at any time, the aggregate notional amount of the transactions in respect of the Hedging Agreements exceeds or, as a result of any repayment or prepayment under this Agreement, will exceed the Loan at that time, the Borrowers and the Hedge Counterparty must, at the request of the Facility Agent, reduce the aggregate notional amount of those transactions by an amount and in a manner satisfactory to the Facility Agent so that it no longer exceeds or will not exceed the Loan then or that will be outstanding.
(j)
Any reductions in the aggregate notional amount of the transactions in respect of the Hedging Agreements in accordance with paragraph (i) above will be apportioned as between those transactions pro rata.
(k)
Paragraph (i) above shall not apply to any transactions in respect of any Hedging Agreement under which no Borrower has any actual or contingent indebtedness.
(l)
The Facility Agent must make a request under paragraph (i) above if so required by a Hedge Counterparty.

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(m)
Neither a Hedge Counterparty nor a Borrower together with a Hedge Counterparty may terminate or close out any transactions in respect of any Hedging Agreement (in whole or in part) except:
(i)
in accordance with paragraphs (i)-(l) above;
(ii)
on the occurrence of an Illegality, (as such expression is defined in the relevant Hedging Agreement);
(iii)
if a Lender ceases to be a Lender under this Agreement;
(iv)
in the case of termination or closing out by a Hedge Counterparty, if the Facility Agent serves notice under sub-paragraph (ii) of paragraph (a) of Clause 27.21 (Acceleration) or, having served notice under sub-paragraph (iii) of paragraph (a) of Clause 27.21 (Acceleration), makes a demand; or
(v)
if the Secured Liabilities (other than in respect of the Hedging Agreements) have been irrevocably and unconditionally paid and discharged in full.
(n)
If a Hedge Counterparty or a Borrower terminates or closes out a transaction in respect of a Hedging Agreement (in whole or in part) in accordance with sub-paragraphs (ii), (iii) or (in the case of a Hedge Counterparty only) (iv) of paragraph (m) above, it shall promptly notify the Facility Agent of that termination or close out.
(o)
If a Hedge Counterparty is entitled to terminate or close out any transaction in respect of any Hedging Agreement under sub-paragraph (iv) of paragraph (m) above, such Hedge Counterparty shall promptly terminate or close out such transaction following a request to do so by the Security Agent.
(p)
A Hedge Counterparty may only suspend making payments under a transaction in respect of a Hedging Agreement if a Borrower is in breach of its payment obligations under any transaction in respect of that Hedging Agreement.
(q)
Each Hedge Counterparty consents to, and acknowledges notices of, the charging or assigning by way of security by each Borrower pursuant to the relevant Hedging Agreement Security of its rights under the Hedging Agreements to which it is party in favour of the Security Agent.
(r)
Any such charging or assigning by way of security is without prejudice to, and after giving effect to, the operation of any payment or close-out netting in respect of any amounts owing under any Hedging Agreement.
(s)
The Security Agent shall not be liable for the performance of any of a Borrower's obligations under a Hedging Agreement.
(t)
No Borrower or Hedge Counterparty shall assign any of its rights or transfer any of its rights or obligations under a Hedging Agreement without the consent of the Security Agent.

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10.
INTEREST PERIODS
10.1.
Selection of Interest Periods
(a)
The Borrowers may select the Interest Period for each Advance in the Utilisation Request for that Advance. An Advance has one Interest Period only which shall start on its Utilisation Date.
(b)
If the Borrowers fail to select an Interest Period in the relevant Utilisation Request, the relevant Interest Period will, subject to Clause 10.2 (Changes to Interest Periods), be the period specified in the Reference Rate Terms.
(c)
Subject to this Clause 10 (Interest Periods), the Borrowers may select an Interest Period of any period specified in the Reference Rate Terms or any other period agreed between the Borrowers and the Facility Agent (acting on the instructions of all the Lenders).
(d)
An Interest Period in respect of an Advance shall not extend beyond the Termination Date.
(e)
The first Interest Period for the Loan shall start on the first Utilisation Date and each subsequent Interest Period shall start on the last day of the preceding Interest Period.
(f)
No Interest Period shall be longer than six Months.
10.2.
Changes to Interest Periods
(a)
Before the commencement of an Interest Period for an Advance, the Facility Agent may shorten the Interest Period for any Advance to ensure that, when aggregated with the Available Facility, there are sufficient Advances (with an aggregate amount equal to or greater than the Reduction Instalment) which have an Interest Period ending on a Reduction Date for the scheduled reduction to occur.
(b)
If the Facility Agent makes any change to an Interest Period referred to in this Clause 10.2 (Changes to Interest Periods), it shall promptly notify the Borrowers and the Lenders.
10.3.
Non-Business Days
(a)
Other than where paragraph (b) below applies, if an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).
(b)
In respect of any Compounded Rate Loan, if there are rules specified as "Business Day Conventions" in the Reference Rate Terms, those rules shall apply to each Interest Period for that Compounded Rate Loan.
11.
CHANGES TO THE CALCULATION OF INTEREST
11.1.
Interest calculation if no RFR or Central Bank Rate

If:

(a)
there is no RFR or Central Bank Rate for the purposes of calculating the Daily Non-Cumulative Compounded RFR Rate for an RFR Banking Day during an Interest Period for a Compounded Rate Loan; and

51	EUROPE/76217606v5

(b)
"Cost of funds will apply as a fallback" is specified in the Reference Rate Terms,

Clause 11.4 (Cost of funds) shall apply to that Compounded Rate Loan for that Interest Period.

11.2.
Unavailability of Term SOFR after Rate Switch Date
(a)
Interpolated Term SOFR: If no Term SOFR is available for the Interest Period of the Loan or any part of the Loan, the applicable Term Reference Rate shall be the Interpolated Term SOFR for a period equal in length to the Interest Period of the Loan or that part of the Loan.
(b)
Historic Term SOFR: If no Term SOFR is available for the Interest Period of the Loan or any part of the Loan and it is not possible to calculate the Interpolated Term SOFR, the applicable Term Reference Rate shall be the Historic Term SOFR for the Loan or that part of the Loan.
(c)
Interpolated Historic Term SOFR: If paragraph (b) above applies but no Historic Term SOFR is available for the Interest Period of the Loan or any part of the Loan, the applicable Term Reference Rate shall be the Interpolated Historic Term SOFR for a period equal in length to the Interest Period of the Loan or that part of the Loan.
(d)
Cost of funds: If paragraph (c) above applies but it is not possible to calculate the Interpolated Historic Term SOFR, there shall be no Term Reference Rate for the Loan or that part of the Loan (as applicable) and Clause 11.4 (Cost of funds) shall apply to the Loan or that part of the Loan for that Interest Period.
11.3.
Market disruption
(a)
In the case of a Compounded Rate Loan, if:
(i)
a Market Disruption Rate is specified in the Reference Rate Terms; and
(ii)
before the Reporting Time for the Loan or any part of the Loan, the Facility Agent receives notifications from a Lender or Lenders (whose participations in the Loan or the relevant part of the Loan exceed 66⅔ per cent. of the Loan or the relevant part of the Loan as appropriate) that its cost of funds relating to its participation in the Loan or that part of the Loan would be in excess of that Market Disruption Rate, then Clause 11.4 (Cost of funds) shall apply to the Loan or that part of the Loan (as applicable) for the relevant Interest Period.

(b)
In the case of a Term Rate Loan, if before close of business in Amsterdam on the Quotation Day for the relevant Interest Period, the Facility Agent receives notification from a Lender or Lenders (whose participations in the Loan or the relevant part of the Loan exceed 66⅔ per cent. of the Loan or that part of the Loan as appropriate) that its cost of funds relating to its participation in the Loan or that part of the Loan would be in excess of the applicable Market Disruption Rate then Clause 11.4 (Cost of funds) shall apply to the Loan or that part of the Loan (as applicable) for the relevant Interest Period.

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11.4.
Cost of funds
(a)
If this Clause 11.4 (Cost of funds) applies to the Loan or part of the Loan for an Interest Period, neither Clause 9.1 (Calculation of interest – Compounded Rate Loans) nor Clause 9.2 (Calculation of interest – Term Rate Loans) shall apply to the Loan or that part of the Loan for that Interest Period and the rate of interest on the Loan or that part of the Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:
(i)
the Margin; and
(ii)
the weighted average of the rates notified to the Facility Agent by each Lender as soon as practicable and in any event
(A)
in relation to a Compounded Rate Loan, by the Reporting Time for that Compounded Rate Loan; or
(B)
in relation to a Term Rate Loan, within two Business Days after the Reporting Day of the relevant Loan (or, if earlier, on the date falling three Business Days before the date on which interest is due to be paid in respect of that Interest Period), to be that which expresses as a percentage rate per annum its cost of funds relating to its participation in the Loan or that part of the Loan.

(b)
If this Clause 11.4 (Cost of funds) applies and the Facility Agent or the Borrowers so require, the Facility Agent and the Borrowers shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest or (as the case may be) an alternative basis for funding.
(c)
Subject to Clause 44.4 (Changes to reference rates), any substitute or alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Borrowers, be binding on all Parties.
(d)
If paragraph (e) below does not apply and any rate notified to the Facility Agent under sub‑paragraph (ii) of paragraph (a) above is less than zero, the relevant rate shall be deemed to be zero.
(e)
If this Clause 11.4 (Cost of funds) applies pursuant to Clause 11.3 (Market disruption) and:
(i)
in relation to a Compounded Rate Loan: a Lender's Funding Rate is less than the applicable Market Disruption Rate that Lender's cost of funds relating to its participation in the Loan or the relevant part of the Loan for that Interest Period shall be deemed, for the purposes of sub‑paragraph (ii) of paragraph (a) above, to be the Market Disruption Rate for that Compounded Rate Loan; or
(ii)
in relation to a Term Rate Loan: a Lender's Funding Rate is less than the applicable Market Disruption Rate that Lender's cost of funds relating to its participation in the Loan or the relevant part of the Loan for that Interest Period shall be deemed, for the purposes of sub‑paragraph (ii) of paragraph (a) above, to be the applicable Market Disruption Rate.

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(f)
If this Clause 11.4 (Cost of funds) applies but any Lender does not notify a rate to the Facility Agent by the time specified in sub‑paragraph (ii) of paragraph (a) above the rate of interest shall be calculated on the basis of the rates notified by the remaining Lenders.
(g)
If this Clause 11.4 (Cost of funds) applies, the Facility Agent shall, as soon as practicable, notify the Borrowers.
11.5.
Break Costs
(a)
The Borrowers shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of the Loan or Unpaid Sum being paid by the Borrowers on a day prior to the last day of an Interest Period for the Loan, the relevant part of the Loan or that Unpaid Sum.
(b)
Each Lender shall, as soon as reasonably practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in respect of which they become, or may become, payable.
12.
FEES
12.1.
Commitment fee
(a)
The Borrowers shall pay to the Facility Agent (for the account of each Lender) a fee computed at the rate of 40 per cent. of the Margin per annum on that Lender's Available Commitment from time to time for the Availability Period.
(b)
The accrued commitment fee is payable quarterly in arrears on the undrawn and uncancelled amount of the Facility for the period commencing from the date of this Agreement until and including the last day of the Availability Period and, if cancelled, on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.
12.2.
Arrangement fee

The Borrowers shall pay to the Arranger an arrangement fee in the amount and at the times agreed in a Fee Letter.

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Section 6

Additional Payment Obligations

13.
Tax Gross Up and Indemnities
13.1.
Definitions
(a)
In this Agreement:

"Protected Party" means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

"Tax Credit" means a credit against, relief or remission for, or repayment of any Tax.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

"Tax Payment" means either the increase in a payment made by an Obligor to a Finance Party under Clause 13.2 (Tax gross-up) or a payment under Clause 13.3 (Tax indemnity).

(b)
Unless a contrary indication appears, in this Clause 13 (Tax Gross Up and Indemnities) reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.
(c)
This Clause 13 (Tax Gross Up and Indemnities) shall not apply to any Hedging Agreement.
13.2.
Tax gross-up
(a)
Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.
(b)
The Borrowers shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Facility Agent accordingly. Similarly, a Lender shall notify the Facility Agent on becoming so aware in respect of a payment payable to that Lender. If the Facility Agent receives such notification from a Lender it shall notify the Borrowers and that Obligor.
(c)
If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.
(d)
If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.
(e)
Within 30 days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Facility Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance

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Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.
13.3.
Tax indemnity
(a)
The Obligors shall (within three Business Days of demand by the Facility Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.
(b)
Paragraph (a) above shall not apply:
(i)
with respect to any Tax assessed on a Finance Party:
(A)
under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or
(B)
under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii)
to the extent a loss, liability or cost:
(A)
is compensated for by an increased payment under Clause 13.2 (Tax gross-up); or
(B)
relates to a FATCA Deduction required to be made by a Party.
(c)
A Protected Party making, or intending to make, a claim under paragraph (a) above shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Obligors.
(d)
A Protected Party shall, on receiving a payment from an Obligor under this Clause 13.3 (Tax indemnity), notify the Facility Agent.
13.4.
Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(a)
a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was received; and
(b)
that Finance Party has obtained and utilised that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

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13.5.
Stamp taxes

The Obligors shall pay and, within three Business Days of demand, indemnify each Secured Party against any cost, loss or liability which that Secured Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

13.6.
VAT
(a)
All amounts expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any Party under a Finance Document and such Finance Party is required to account to the relevant tax authority for the VAT, that Party must pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party must promptly provide an appropriate VAT invoice to that Party).
(b)
If VAT is or becomes chargeable on any supply made by any Finance Party (the "Supplier") to any other Finance Party (the "Recipient") under a Finance Document, and any Party other than the Recipient (the "Relevant Party") is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):
(i)
(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this sub-paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and
(ii)
(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.
(c)
Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part of it as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.
(d)
Any reference in this Clause 13.6 (VAT) to any Party shall, at any time when that Party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply, or (as appropriate) receiving the supply, under the grouping rules provided for in Article 11 of Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union or equivalent provisions imposed elsewhere) so that a reference to a Party shall be construed as a reference to that Party or the relevant group or unity (or fiscal unity) of which that Party is a member for VAT purposes at the relevant time or

57	EUROPE/76217606v5

the relevant representative member (or representative or head) of that group or unity at the relevant time (as the case may be).
(e)
In relation to any supply made by a Finance Party to any Party under a Finance Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party's VAT registration and such other information as is reasonably requested in connection with such Finance Party's VAT reporting requirements in relation to such supply.
13.7.
FATCA Information
(a)
Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:
(i)
confirm to that other Party whether it is:
(A)
a FATCA Exempt Party; or
(B)
not a FATCA Exempt Party; and
(ii)
supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA; and
(iii)
supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.
(b)
If a Party confirms to another Party pursuant to sub-paragraph (i) of paragraph (a) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.
(c)
Paragraph (a) above shall not oblige any Finance Party to do anything and sub-paragraph (iii) of paragraph (a) above shall not oblige any other Party to do anything which would or might in its reasonable opinion constitute a breach of:
(i)
any law or regulation;
(ii)
any fiduciary duty; or
(iii)
any duty of confidentiality.
(d)
If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with sub-paragraphs (i) or (ii) of paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

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13.8.
FATCA Deduction
(a)
Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.
(b)
Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify each Obligor and the Facility Agent and the Facility Agent shall notify the other Finance Parties.
14.
Increased Costs
14.1.
Increased costs
(a)
Subject to Clause 14.3 (Exceptions), the Borrowers shall, within three Business Days of a demand by the Facility Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of:
(i)
the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; or
(ii)
compliance with any law or regulation made,

in each case after the date of this Agreement; or

(iii)
the implementation, application of or compliance with Basel III or CRD IV or any law or regulation that implements or applies Basel III or CRD IV.
(b)
In this Agreement:
(i)
"Basel III" means:
(A)
the agreements on capital requirements, a leverage ratio and liquidity standards contained in "Basel III: A global regulatory framework for more resilient banks and banking systems", "Basel III: International framework for liquidity risk measurement, standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer" published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;
(B)
the rules for global systemically important banks contained in "Global systemically important banks: assessment methodology and the additional loss absorbency requirement - Rules text" published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and
(C)
any further guidance or standards published by the Basel Committee on Banking Supervision relating to "Basel III".

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(ii)
"CRD IV" means:
(A)
Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No. 648/2012, as amended by, amongst others, Regulation (EU) 2019/876;
(B)
Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, as amended by, amongst others, Directive (EU) 2019/878; and
(C)
any other law or regulation which implements Basel III.
(iii)
"Increased Costs" means:
(A)
a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;
(B)
an additional or increased cost; or
(C)
a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

14.2.
Increased cost claims
(a)
A Finance Party intending to make a claim pursuant to Clause 14.1 (Increased costs) shall notify the Facility Agent of the event giving rise to the claim, following which the Facility Agent shall promptly notify the Borrowers.
(b)
Each Finance Party shall, as soon as practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Increased Costs.
14.3.
Exceptions

Clause 14.1 (Increased costs) does not apply to the extent any Increased Cost is:

(a)
attributable to a Tax Deduction required by law to be made by an Obligor;
(b)
attributable to a FATCA Deduction required to be made by a Party;
(c)
compensated for by Clause 13.3 (Tax indemnity) (or would have been compensated for under Clause 13.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 13.3 (Tax indemnity) applied);
(d)
compensated for by any payment made pursuant to Clause 15.3 (Mandatory Cost);
(e)
attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation; or

60	EUROPE/76217606v5

(f)
incurred by a Hedge Counterparty in its capacity as such.
15.
Other Indemnities
15.1.
Currency indemnity
(a)
If any sum due from an Obligor under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:
(i)
making or filing a claim or proof against that Obligor; or
(ii)
obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall, as an independent obligation, on demand, indemnify each Secured Party to which that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)
Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.
(c)
This Clause 15.1 (Currency indemnity) does not apply to any sum due to a Hedge Counterparty in its capacity as such.
15.2.
Other indemnities
(a)
Each Obligor shall, on demand, indemnify each Secured Party against any cost, loss or liability incurred by it as a result of:
(i)
the occurrence of any Event of Default;
(ii)
a failure by a Transaction Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 33 (Sharing among the Finance Parties);
(iii)
funding, or making arrangements to fund, its participation in an Advance requested by the Borrowers in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Secured Party alone); or
(iv)
the Loan (or part of the Loan) not being prepaid in accordance with a notice of prepayment given by the Borrowers.
(b)
Each Obligor shall, on demand, indemnify each Finance Party, each Affiliate of a Finance Party and each officer or employee of a Finance Party or its Affiliate (each such person for the purposes of this Clause 15.2 (Other indemnities) an "Indemnified Person"), against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by that Indemnified Person pursuant to or in connection with any

61	EUROPE/76217606v5

litigation, arbitration or administrative proceedings or regulatory enquiry, in connection with or arising out of the entry into and the transactions contemplated by the Finance Documents, having the benefit of any Security constituted by the Finance Documents or which relates to the condition or operation of, or any incident occurring in relation to, any Ship unless such cost, loss or liability is caused by the gross negligence or wilful misconduct of that Indemnified Person.
(c)
Without limiting, but subject to any limitations set out in paragraph (b) above, the indemnity in paragraph (b) above shall cover any cost, loss or liability incurred by each Indemnified Person in any jurisdiction:
(i)
arising or asserted under or in connection with any law relating to safety at sea, the ISM Code, any Environmental Law or any Sanctions; or
(ii)
in connection with any Environmental Claim.
(d)
Any Affiliate or any officer or employee of a Finance Party or of any of its Affiliates may rely on this Clause 15.2 (Other indemnities) subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.
15.3.
Mandatory Cost

The Borrowers shall, on demand by the Facility Agent, pay to the Facility Agent for the account of the relevant Lender, such amount which any Lender certifies in a notice to the Facility Agent to be its good faith determination of the amount necessary to compensate it for complying with:

(a)
in the case of a Lender lending from a Facility Office in a Participating Member State, the minimum reserve requirements (or other requirements having the same or similar purpose) of the European Central Bank (or any other authority or agency which replaces all or any of its functions) in respect of loans made from that Facility Office; and
(b)
in the case of any Lender lending from a Facility Office in the United Kingdom, any reserve asset, special deposit or liquidity requirements (or other requirements having the same or similar purpose) of the Bank of England (or any other governmental authority or agency) and/or paying any fees to the Financial Conduct Authority and/or the Prudential Regulation Authority (or any other governmental authority or agency which replaces all or any of their functions), which, in each case, is referable to that Lender's participation in the Loan.

15.4.
Indemnity to the Facility Agent

Each Obligor shall, on demand, indemnify the Facility Agent against:

(a)
any cost, loss or liability incurred by the Facility Agent (acting reasonably) as a result of:
(i)
investigating any event which it reasonably believes is a Default; or
(ii)
acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised; or

62	EUROPE/76217606v5

(iii)
instructing lawyers, accountants, tax advisers, surveyors or other professional advisers (including, without limitation, insurance consultants) or experts as permitted under the Finance Documents; and
(b)
any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Facility Agent (otherwise than by reason of the Facility Agent's gross negligence or wilful misconduct) or, in the case of any cost, loss or liability pursuant to Clause 34.11 (Disruption to Payment Systems etc.) notwithstanding the Facility Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent in acting as Facility Agent under the Finance Documents.
15.5.
Indemnity to the Security Agent
(a)
Each Obligor shall, on demand, indemnify the Security Agent and every Receiver and Delegate against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by any of them:
(i)
in relation to or as a result of:
(A)
any failure by a Borrower to comply with its obligations under Clause 17 (Costs and Expenses);
(B)
acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;
(C)
the taking, holding, protection or enforcement of the Finance Documents and the Transaction Security;
(D)
the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Security Agent and each Receiver and Delegate by the Finance Documents or by law;
(E)
any default by any Transaction Obligor in the performance of any of the obligations expressed to be assumed by it in the Finance Documents;
(F)
any action by any Transaction Obligor which vitiates, reduces the value of, or is otherwise prejudicial to, the Transaction Security; and
(G)
instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under the Finance Documents.
(ii)
acting as Security Agent, Receiver or Delegate under the Finance Documents or which otherwise relates to any of the Security Property or the performance of the terms of this Agreement or the other Finance Documents (otherwise, in each case, than by reason of the relevant Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct).
(b)
The Security Agent and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Security Assets in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this Clause 15.5 (Indemnity to the Security Agent) and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all monies payable to it.

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16.
Mitigation by the Finance Parties
16.1.
Mitigation
(a)
Each Finance Party shall, in consultation with the Borrowers, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality and Sanctions affecting a Lender), Clause 13 (Tax Gross Up and Indemnities), Clause 14 (Increased Costs) or paragraph (a) of Clause 15.3 (Mandatory Cost), including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.
(b)
Paragraph (a) above does not in any way limit the obligations of any Transaction Obligor under the Finance Documents.
16.2.
Limitation of liability
(a)
Each Obligor shall, on demand, indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 16.1 (Mitigation).
(b)
A Finance Party is not obliged to take any steps under Clause 16.1 (Mitigation) if either:
(i)
a Default has occurred and is continuing; or
(ii)
in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.
17.
Costs and Expenses
17.1.
Transaction expenses

The Obligors shall, on demand, pay the Facility Agent, the Security Agent and the Arranger the amount of all costs and expenses (including legal and insurance consultant fees and VAT) reasonably incurred by any Secured Party in connection with the negotiation, preparation, printing, execution, syndication and perfection of:

(a)
this Agreement and any other documents referred to in this Agreement or in a Security Document; and
(b)
any other Finance Documents executed after the date of this Agreement.
17.2.
Amendment costs

Subject to Clause 17.4 (Reference rate transition costs), if:

(a)
a Transaction Obligor requests an amendment, waiver or consent; or
(b)
an amendment is required pursuant to Clause 34.9 (Change of currency); or
(c)
a Transaction Obligor requests, and the Security Agent agrees to, the release of all or any part of the Security Assets from the Transaction Security,

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the Obligors shall, on demand, reimburse each of the Facility Agent and the Security Agent for the amount of all costs and expenses (including legal fees and VAT) reasonably incurred by each Secured Party in responding to, evaluating, negotiating or complying with that request or requirement.

17.3.
Enforcement and preservation costs

The Obligors shall, on demand, pay to each Secured Party the amount of all costs and expenses (including legal and insurance consultant fees and VAT) incurred by that Secured Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document or the Transaction Security and with any proceedings instituted by or against that Secured Party as a consequence of it entering into a Finance Document, taking or holding the Transaction Security, or enforcing those rights.

17.4.
Reference rate transition costs

The Borrowers shall on demand reimburse each of the Facility Agent and the Security Agent for the amount of all costs and expenses (including legal fees and VAT) reasonably incurred by each Secured Party in connection with:

(a)
the negotiation or entry into of any Reference Rate Supplement or Compounding Methodology Supplement; or
(b)
any amendment, waiver or consent relating to:
(i)
the transition to the Term Reference Rate;
(ii)
any Reference Rate Supplement or Compounding Methodology Supplement; or
(iii)
any change arising as a result of an amendment required under Clause 44.4 (Changes to reference rates).

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Section 7

Joint and Several Liability of Borrowers and Guarantee

18.
Joint and Several Liability of the Borrowers
18.1.
Joint and several liability

All liabilities and obligations of the Borrowers under this Agreement shall, whether expressed to be so or not, be joint and several.

18.2.
Waiver of defences

The liabilities and obligations of a Borrower shall not be impaired by:

(a)
this Agreement being or later becoming void, unenforceable or illegal as regards any other Borrower;
(b)
any Lender or the Security Agent entering into any rescheduling, refinancing or other arrangement of any kind with any other Borrower;
(c)
any Lender or the Security Agent releasing any other Borrower or any Security created by a Finance Document; or
(d)
any time, waiver or consent granted to, or composition with any other Borrower or other person;
(e)
the release of any other Borrower or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;
(f)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any other Borrower or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;
(g)
any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any other Borrower or any other person;
(h)
any amendment, novation, supplement, extension, restatement (however fundamental, and whether or not more onerous) or replacement of a Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;
(i)
any unenforceability, illegality or invalidity of any obligation or any person under any Finance Document or any other document or security; or
(j)
any insolvency or similar proceedings.
18.3.
Principal Debtor

Each Borrower declares that it is and will, throughout the Security Period, remain a principal debtor for all amounts owing under this Agreement and the Finance Documents and no

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Borrower shall, in any circumstances, be construed to be a surety for the obligations of any other Borrower under this Agreement.

18.4.
Borrower restrictions
(a)
Subject to paragraph (b) below, during the Security Period no Borrower shall:
(i)
claim any amount which may be due to it from any other Borrower whether in respect of a payment made under, or matter arising out of, this Agreement or any Finance Document, or any matter unconnected with this Agreement or any Finance Document; or
(ii)
take or enforce any form of security from any other Borrower for such an amount, or in any way seek to have recourse in respect of such an amount against any asset of any other Borrower; or
(iii)
set off such an amount against any sum due from it to any other Borrower; or
(iv)
prove or claim for such an amount in any liquidation, administration, arrangement or similar procedure involving any other Borrower; or
(v)
exercise or assert any combination of the foregoing.
(b)
If during the Security Period, the Facility Agent, by notice to a Borrower, requires it to take any action referred to in paragraph (a) above in relation to any other Borrower, that Borrower shall take that action as soon as practicable after receiving the Facility Agent's notice.
18.5.
Deferral of Borrowers' rights

Until all amounts which may be or become payable by the Borrowers under or in connection with the Finance Documents have been irrevocably paid in full and unless the Facility Agent otherwise directs, no Borrower will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

(a)
to be indemnified by any other Borrower; or
(b)
to claim any contribution from any other Borrower in relation to any payment made by it under the Finance Documents.
19.
Guarantee and Indemnity – Hedge Guarantors
19.1.
Guarantee and indemnity

Each Hedge Guarantor irrevocably and unconditionally jointly and severally:

(a)
guarantees to each Hedge Counterparty punctual performance by each Borrower of all that Borrower's obligations under the Hedging Agreements;
(b)
undertakes with each Hedge Counterparty that whenever a Borrower does not pay any amount when due under or in connection with any Hedging Agreement, that Hedge Guarantor shall immediately on demand pay that amount as if it were the principal obligor; and

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(c)
agrees with each Hedge Counterparty that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Hedge Counterparty immediately on demand against any cost, loss or liability it incurs as a result of a Borrower not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Hedging Agreement on the date when it would have been due. The amount payable by a Hedge Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 19 (Guarantee and Indemnity – Hedge Guarantors) if the amount claimed had been recoverable on the basis of a guarantee.
19.2.
Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Borrower under the Hedging Agreements, regardless of any intermediate payment or discharge in whole or in part.

19.3.
Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Borrower or any security for those obligations or otherwise) is made by a Secured Party in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Hedge Guarantor under this Clause 19 (Guarantee and Indemnity – Hedge Guarantors) will continue or be reinstated as if the discharge, release or arrangement had not occurred.

19.4.
Waiver of defences

The obligations of each Hedge Guarantor under this Clause 19 (Guarantee and Indemnity – Hedge Guarantors) and in respect of any Transaction Security will not be affected or discharged by an act, omission, matter or thing which, but for this Clause 19.4 (Waiver of defences), would reduce, release or prejudice any of its obligations under this Clause 19 (Guarantee and Indemnity – Hedge Guarantors) or in respect of any Transaction Security (without limitation and whether or not known to it or any Secured Party) including:

(a)
any time, waiver or consent granted to, or composition with, any Transaction Obligor or other person;
(b)
the release of any other Transaction Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;
(c)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect or delay in perfecting, or refusal or neglect to take up or enforce, or delay in taking or enforcing any rights against, or security over assets of, any Transaction Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;
(d)
any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of a Transaction Obligor or any other person;
(e)
any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension

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of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;
(f)
any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or
(g)
any insolvency or similar proceedings.
19.5.
Immediate recourse

Each Hedge Guarantor waives any right it may have of first requiring any Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person (including without limitation to commence any proceedings under any Finance Document or to enforce any Transaction Security) before claiming or commencing proceedings under this Clause 19 (Guarantee and Indemnity – Hedge Guarantors). This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

19.6.
Appropriations

Until all amounts which may be or become payable by the Borrowers under or in connection with the Hedging Agreements have been irrevocably paid in full, each Secured Party (or any trustee or agent on its behalf) may:

(a)
refrain from applying or enforcing any other moneys, security or rights held or received by that Secured Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Hedge Guarantor shall be entitled to the benefit of the same; and
(b)
hold in an interest-bearing suspense account any moneys received from any Hedge Guarantor or on account of any Hedge Guarantor's liability under this Clause 19 (Guarantee and Indemnity – Hedge Guarantors).
19.7.
Deferral of Hedge Guarantors' rights

All rights which each Hedge Guarantor at any time has (whether in respect of this guarantee, a mortgage or any other transaction) against any Borrower, any other Transaction Obligor or their respective assets shall be fully subordinated to the rights of the Secured Parties under the Finance Documents and until the end of the Security Period and unless the Facility Agent otherwise directs, no Hedge Guarantor will exercise any rights which it may have (whether in respect of any Finance Document to which it is a Party or any other transaction) by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 19 (Guarantee and Indemnity – Hedge Guarantors):

(a)
to be indemnified by a Transaction Obligor;
(b)
to claim any contribution from any third party providing security for, or any other guarantor of, any Transaction Obligor's obligations under the Finance Documents;

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(c)
to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Secured Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Secured Party;
(d)
to bring legal or other proceedings for an order requiring any Transaction Obligor to make any payment, or perform any obligation, in respect of which any Hedge Guarantor has given a guarantee, undertaking or indemnity under Clause 19 (Guarantee and Indemnity – Hedge Guarantors);
(e)
to exercise any right of set-off against any Transaction Obligor; and/or
(f)
to claim or prove as a creditor of any Transaction Obligor in competition with any Secured Party.

If a Hedge Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Secured Parties by the Transaction Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Secured Parties and shall promptly pay or transfer the same to the Facility Agent or as the Facility Agent may direct for application in accordance with Clause 34 (Payment Mechanics).

19.8.
Additional security

This guarantee and any other Security given by a Hedge Guarantor is in addition to and is not in any way prejudiced by, and shall not prejudice, any other guarantee or Security or any other right of recourse now or subsequently held by any Secured Party or any right of set-off or netting or right to combine accounts in connection with the Finance Documents.

19.9.
Applicability of provisions of Guarantee to other Security

Clauses 19.2 (Continuing guarantee), 19.3 (Reinstatement), 19.4 (Waiver of defences), 19.5 (Immediate recourse), 19.6 (Appropriations), 19.7 (Deferral of Hedge Guarantors' rights) and 19.8 (Additional security) shall apply, with any necessary modifications, to any Security which a Hedge Guarantor creates (whether at the time at which it signs this Agreement or at any later time) to secure the Secured Liabilities or any part of them.

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Section 8

Representations, Undertakings and Events of Default

20.
Representations
20.1.
General

Each Obligor makes the representations and warranties set out in this Clause 20 (Representations) to each Finance Party on the date of this Agreement.

20.2.
Status
(a)
It is a corporation, duly incorporated and validly existing in good standing under the law of its Original Jurisdiction.
(b)
It and each Transaction Obligor has the power to own its assets and carry on its business as it is being conducted.
20.3.
Share capital and ownership
(a)
Each of Borrower A, Borrower B, Borrower D, Borrower E and Borrower F is authorised to issue 500 registered shares with a par value of one dollar per share, all of which shares have been issued fully paid and non-assessable.
(b)
Borrower C is authorised to issue 500 registered and/or bearer shares without par value, all of which shares have been issued fully paid and non-assessable.
(c)
The legal title to and beneficial interest in the issued shares in each Borrower is held the Shareholder free of any Security (other than Permitted Security) or any other claim.
(d)
None of the shares in any Borrower is subject to any option to purchase, pre-emption rights or similar rights.
20.4.
Binding obligations

The obligations expressed to be assumed by it in each Transaction Document to which it is a party are legal, valid, binding and enforceable obligations.

20.5.
Validity, effectiveness and ranking of Security
(a)
Each Finance Document to which it is a party does now or, as the case may be, will upon execution, delivery and, where applicable, registration as provided for in that Finance Document create, the Security it purports to create over any assets to which such Security, by its terms, relates, and such Security will, when created or intended to be created, be valid and effective.
(b)
No third party has or will have any Security (except for Permitted Security) over any assets that are the subject of any Transaction Security granted by it.
(c)
The Transaction Security granted by it to the Security Agent or any other Secured Party has or will when created or intended to be created have first ranking priority or such other priority it is expressed to have in the Finance Documents and is not subject to any prior ranking or pari passu ranking Security.

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(d)
No concurrence, consent or authorisation of any person is required for the creation of or otherwise in connection with any Transaction Security.
20.6.
Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, each Transaction Document to which it is a party do not and will not conflict with:

(a)
any law or regulation applicable to it;
(b)
the constitutional documents of any Transaction Obligor or any member of the Group; or
(c)
any agreement or instrument binding upon it or any member of the Group or any of its assets or any member of the Group's assets or constitute a default or termination event (however described) under any such agreement or instrument.
20.7.
Power and authority
(a)
It has the power to enter into, perform and deliver, and has taken all necessary action to authorise:
(i)
its entry into, performance and delivery of, each Transaction Document to which it is or will be a party and the transactions contemplated by those Transaction Documents;
(ii)
in the case of Borrower D, its registration of Ship D under its Approved Flag;
(iii)
in the case of Borrower E, its registration of Ship E under its Approved Flag; or
(iv)
in the case of Borrower F, its registration of Ship F under its Approved Flag.
(b)
No limit on its powers will be exceeded as a result of the borrowing, granting of security or giving of guarantees or indemnities contemplated by the Transaction Documents to which it is a party.
20.8.
Validity and admissibility in evidence

All Authorisations required or desirable:

(a)
to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party; and
(b)
to make the Transaction Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

have been obtained or effected and are in full force and effect.

20.9.
Governing law and enforcement
(a)
The choice of governing law of each Transaction Document to which it is a party will be recognised and enforced in its Relevant Jurisdictions.

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(b)
Any judgment obtained in relation to a Transaction Document to which it is a party in the jurisdiction of the governing law of that Transaction Document will be recognised and enforced in its Relevant Jurisdictions.
20.10.
Insolvency

No:

(a)
corporate action, legal proceeding or other procedure or step described in paragraph (a) of Clause 27.8 (Insolvency proceedings); or
(b)
creditors' process described in Clause 27.9 (Creditors' process),

has been taken or, to its knowledge, threatened in relation to a member of the Group; and none of the circumstances described in Clause 27.7 (Insolvency) applies to a member of the Group.

20.11.
No filing or stamp taxes

Under the laws of its Relevant Jurisdictions it is not necessary that the Finance Documents to which it is a party be registered, filed, recorded, notarised or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents to which it is a party or the transactions contemplated by those Finance Documents except:

(a)
permanent registration of the Mortgage relating to Ship A at the registry of the Approved Flag of Ship A;
(b)
permanent registration of the Mortgage relating to Ship B at the registry of the Approved Flag of Ship B;
(c)
permanent registration of the Mortgage relating to Ship C at the registry of the Approved Flag of Ship C;
(d)
permanent registration of the Mortgage relating to Ship D at the registry of the Approved Flag of Ship D; and
(e)
permanent registration of the Mortgage relating to Ship E at the registry of the Approved Flag of Ship E,

which registration will be made promptly after the date of the relevant Finance Documents.

20.12.
Deduction of Tax

It is not required to make any Tax Deduction from any payment it may make under any Finance Document to which it is a party.

20.13.
No default
(a)
No Event of Default and, on the date of this Agreement and on each Utilisation Date and the Release Date, no Default is continuing or might reasonably be expected to result from the making of any Utilisation or the entry into, the performance of, or any transaction contemplated by, any Transaction Document.

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(b)
No other event or circumstance is outstanding which constitutes a default or a termination event (however described) under any other agreement or instrument which is binding on it or to which its assets are subject which might have a Material Adverse Effect.
20.14.
No misleading information
(a)
Any factual information provided by any member of the Group for the purposes of this Agreement was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.
(b)
The financial projections contained in any such information have been prepared on the basis of recent historical information and on the basis of reasonable assumptions.
(c)
Nothing has occurred or been omitted from any such information and no information has been given or withheld that results in any such information being untrue or misleading in any material respect.
20.15.
Financial Statements
(a)
The Original Financial Statements were prepared in accordance with GAAP consistently applied.
(b)
The Original Financial Statements give a true and fair view of the Group's consolidated financial condition as at the end of the relevant financial year and the Group's results of operations during the relevant financial year.
(c)
There has been no material adverse change in the Group's assets, business or consolidated financial condition since the date of the Group's most recent financial statements delivered pursuant to Clause 21.2 (Financial statements) (other than as disclosed to the Facility Agent prior to the date of this Agreement).
(d)
The Group's most recent financial statements delivered pursuant to Clause 21.2 (Financial statements):
(i)
have been prepared in accordance with Clause 21.3 (Requirements as to financial statements); and
(ii)
give a true and fair view of (if audited) or fairly represent (if unaudited) the Group's consolidated financial condition as at the end of the relevant financial year and operations during the relevant financial year.
(e)
Since the date of the most recent financial statements delivered pursuant to Clause 21.2 (Financial statements) there has been no material adverse change in the Group's business, assets or consolidated financial condition.
20.16.
Pari passu ranking

Its payment obligations under the Finance Documents to which it is a party rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

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20.17.
No proceedings pending or threatened
(a)
No litigation, arbitration or administrative proceedings or investigations (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against it or any other Transaction Obligor or any member of the Group.
(b)
No judgment or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental or other regulatory body which might reasonably be expected to have a Material Adverse Effect has (to the best of its knowledge and belief (having made due and careful enquiry)) been made against it or any other Transaction Obligor or any member of the Group.
20.18.
Validity and completeness of the Deed of Release
(a)
The Deed of Release constitutes legal, valid, binding and enforceable obligations of the Existing Facility Agent.
(b)
The copies of each Deed of Release delivered to the Facility Agent on the Release Date are true and complete copies.
(c)
No amendments or addition to the Deed of Release has been agreed nor have any rights under the Deed of Release been waived.
20.19.
Valuations
(a)
All information supplied by it or on its behalf to an Approved Valuer for the purposes of a valuation delivered to the Facility Agent in accordance with this Agreement was true and accurate as at the date it was supplied or (if appropriate) as at the date (if any) at which it is stated to be given.
(b)
It has not omitted to supply any information to an Approved Valuer which, if disclosed, would adversely affect any valuation prepared by such Approved Valuer.
(c)
There has been no change to the factual information provided pursuant to paragraph (a) above in relation to any valuation between the date such information was provided and the date of that valuation which, in either case, renders that information untrue or misleading in any material respect.
20.20.
No breach of laws

It has not (and no other member of the Group has) breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

20.21.
No Charter

No Ship is subject to any Charter other than a Permitted Charter.

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20.22.
Compliance with Environmental Laws

All Environmental Laws relating to the ownership, operation and management of each Ship and the business of each member of the Group (as now conducted and as reasonably anticipated to be conducted in the future) and the terms of all Environmental Approvals have been complied with.

20.23.
No Environmental Claim

No Environmental Claim has been made or threatened against any member of the Group or any Ship which might reasonably be expected to have a Material Adverse Effect.

20.24.
No Environmental Incident

No Environmental Incident has occurred and no person has claimed that an Environmental Incident has occurred.

20.25.
ISM and ISPS Code compliance

All requirements of the ISM Code and the ISPS Code as they relate to each Borrower, an Approved Manager and each Ship have been complied with.

20.26.
Taxes paid
(a)
It is not and no other member of the Group is materially overdue in the filing of any Tax returns and it is not (and no other member of the Group is) overdue in the payment of any amount in respect of Tax.
(b)
No claims or investigations are being, or, to the best of its knowledge, are reasonably likely to be, made or conducted against it (or any other member of the Group) with respect to Taxes.
20.27.
Financial Indebtedness

No Borrower has any Financial Indebtedness outstanding other than Permitted Financial Indebtedness.

20.28.
Overseas companies

No Obligor has delivered particulars, whether in its name stated in the Finance Documents or any other name, of any UK Establishment to the Registrar of Companies as required under the Overseas Regulations or, if it has so registered, it has provided to the Facility Agent sufficient details to enable an accurate search against it to be undertaken by the Lenders at the Companies Registry.

20.29.
Good title to assets

It has good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

20.30.
Ownership
(a)
Borrower A is the sole legal and beneficial owner of Ship A, its Earnings and its Insurances.
(b)
Borrower B is the sole legal and beneficial owner of Ship B, its Earnings and its Insurances.

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(c)
Borrower C is the sole legal and beneficial owner of Ship C, its Earnings and its Insurances.
(d)
With effect on and from the relevant Utilisation Date, Borrower D will be the sole legal and beneficial owner of Ship D, its Earnings and its Insurances.
(e)
With effect on and from the relevant Utilisation Date, Borrower E will be the sole legal and beneficial owner of Ship E, its Earnings and its Insurances.
(f)
With effect on and from the relevant Utilisation Date, Borrower F will be the sole legal and beneficial owner of Ship F, its Earnings and its Insurances.
(g)
With effect on and from the date of its creation or intended creation, each Transaction Obligor will be the sole legal and beneficial owner of any asset that is the subject of any Transaction Security created or intended to be created by such Transaction Obligor.
(h)
The constitutional documents of each Obligor and the Shareholder do not and could not restrict or inhibit any transfer of the shares of the Borrowers on creation or enforcement of the security conferred by the Security Documents.
20.31.
Centre of main interests and establishments

For the purposes of The Council of the European Union Regulation No. 2015/848 on Insolvency Proceedings (recast)(the "Regulation"), its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated at its address for communication stated in Part A of Schedule 1 (The Parties) and it has no "establishment" (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction.

20.32.
Place of business

No Obligor has a place of business in any country other than that stated in Part A of Schedule 1 (The Parties) and its head office functions are carried out at the address stated in Part A of Schedule 1 (The Parties).

20.33.
No employee or pension arrangements

No Obligor has any employees or any liabilities under any pension scheme.

20.34.
Sanctions
(a)
No Transaction Obligor:
(i)
is a Restricted Party;
(ii)
is owned or controlled by or acting directly or indirectly on behalf of or for the benefit of, a Restricted Party;
(iii)
owns or controls a Restricted Party; or
(iv)
has a Restricted Party serving as a director, officer or, to the best of its knowledge, employee.
(b)
No proceeds of the Loan shall be made available, directly or indirectly, to or for the benefit of a Restricted Party nor shall they be otherwise directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions.

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(c)
In relation to each Finance Party, for the purposes of this Clause 20.34 (Sanctions), the representations under this Clause 20.34 (Sanctions) shall only apply for the benefit of the Restricted Finance Party to the extent that this would not result in any violation of or conflict with or liability under the EU Blocking Regulation.
(d)
In connection with any amendment, waiver, determination or direction relating to any part of the provisions of this Clause 20.34 (Sanctions) of which a Lender does not have the benefit as a result of the application of paragraph (c) above, the Commitments of that Lender will be excluded for the purpose of determining whether the consent of the Majority Lenders has been obtained or whether the determination or direction by the Majority Lenders has been made.
20.35.
US Tax Obligor

No Transaction Obligor is a US Tax Obligor.

20.36.
No immunity

None of the Transaction Obligors, nor any of their assets are entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include, without limitation, suit attachment prior to judgement, execution or other enforcement).

20.37.
Anti-bribery, anti-corruption and anti-money laundering

No Transaction Obligor nor any of their Subsidiaries, directors or officers, or any Affiliate, agent or employee of them, has engaged in any activity or conduct which would violate any applicable anti-bribery, anti-corruption or anti-money laundering laws, regulations or rules in any applicable jurisdiction and each Transaction Obligor has instituted and maintain policies and procedures designed to prevent violation of such laws, regulations and rules.

20.38.
No adverse consequences
(a)
It is not necessary under the laws of its Relevant Jurisdictions:
(i)
in order to enable any Finance Party to enforce its rights under any Finance Document; or
(ii)
by reason of the execution of any Finance Document or the performance by it of its obligations under any Finance Document,

that any Finance Party should be licensed, qualified or otherwise entitled to carry on business in any of its Relevant Jurisdictions.

(b)
No Finance Party is or will be deemed to be resident, domiciled or carrying on business in its Relevant Jurisdictions by reason only of the execution, performance and/or enforcement of any Finance Document.
20.39.
True and complete disclosures
(a)
To the best of its knowledge no representation or warranty given by any party to the Finance Documents is untrue or misleading in any material respect.

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(b)
The constitutional documents and the Transaction Documents of the Guarantor and each Borrower contain all the material terms of all the agreements and arrangements between them and any member of the Group.
20.40.
Repetition

The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on the date of each Utilisation Request and the Release Date and the first day of each Interest Period.

21.
Information Undertakings
21.1.
General

The undertakings in this Clause 21 (Information Undertakings) remain in force throughout the Security Period unless the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders), may otherwise permit.

21.2.
Financial statements

The Borrowers procure that the Guarantor shall supply to the Facility Agent in sufficient copies for all the Lenders:

(a)
as soon as they become available, but in any event within 180 days after the end of each of the Guarantor's financial years (ending 31 December), commencing with the financial year ended on 31 December 2024, the annual audited consolidated financial statements of the Group for that financial year; and
(b)
as soon as the same become available, but in any event within 90 days after the end of each half year of each of the Guarantor's financial years (ending 30 June), commencing with the half year ended on 30 June 2024, the unaudited consolidated semi-annual management accounts of the Group for that half year.
21.3.
Requirements as to financial statements
(a)
Each set of financial statements delivered by the Guarantor pursuant to Clause 21.2 (Financial statements) shall be certified by an officer of the Guarantor as giving a true and fair view (if audited) or fairly representing (if unaudited) its financial condition and operations as at the date as at which those financial statements were drawn up if these have not been filed with the US Securities and Exchange Commission.
(b)
The Borrowers shall procure that each set of financial statements of the Group delivered pursuant to Clause 21.2 (Financial statements) is prepared using GAAP, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for the Group unless, in relation to any set of financial statements, it notifies the Facility Agent that there has been a change in GAAP, the accounting practices or reference periods or such change is described in the filings made with the US Securities and Exchange Commission, and its auditors (or, if appropriate, the auditors of the Group) deliver to the Facility Agent:
(i)
a description of any change necessary for those financial statements to reflect the GAAP, accounting practices and reference periods upon which the Original Financial Statements were prepared; and

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(ii)
sufficient information, in form and substance as may be reasonably required by the Facility Agent, to enable the Lenders to determine whether clause 10 (financial covenants) of the Guarantee has been complied with and make an accurate comparison between the financial position indicated in those financial statements and the Original Financial Statements.

Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

21.4.
DAC6
(a)
In this Clause 21.4 (DAC6), "DAC6" means the Council Directive of 25 May 2018 (2018/822/EU) amending Directive 2011/16/EU or any replacement legislation applicable in the United Kingdom.
(b)
The Borrowers shall supply to the Facility Agent (in sufficient copies for all the Lenders, if the Facility Agent so requests):
(i)
promptly upon the making of such analysis or the obtaining of such advice, any analysis made or advice obtained on whether any transaction contemplated by the Transaction Documents or any transaction carried out (or to be carried out) in connection with any transaction contemplated by the Transaction Documents contains a hallmark as set out in Annex IV of DAC6; and
(ii)
promptly upon the making of such reporting and to the extent permitted by applicable law and regulation, any reporting made to any governmental or taxation authority by or on behalf of any member of the Group or by any adviser to such member of the Group in relation to DAC6 or any law or regulation which implements DAC6 and any unique identification number issued by any governmental or taxation authority to which any such report has been made (if available).
21.5.
Information: miscellaneous

Each Obligor shall, and shall procure that each other Transaction Obligor shall, supply to the Facility Agent (in sufficient copies for all the Lenders, if the Facility Agent so requests):

(a)
all material documents dispatched by it to its shareholders (or any class of them) or its creditors generally at the same time as they are dispatched unless such documents have already been disclosed in the filings made with the US Securities and Exchange Commission;
(b)
promptly upon becoming aware of them, the details of any material litigation, arbitration or administrative proceedings or investigations (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) which are current, threatened or pending against any member of the Group, and which might, if adversely determined, have a Material Adverse Effect;
(c)
promptly upon becoming aware of them, the details of any judgment or order of a court, arbitral body or agency which is made against any member of the Group and which might have a Material Adverse Effect or which would involve a liability, or a potential or alleged liability, exceeding $1,000,000 in relation to any Borrower or $5,000,000 in relation to any other member of the Group (or their equivalent in other currencies);

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(d)
promptly, its constitutional documents where these have been amended or varied;
(e)
promptly, such further information and/or documents regarding:
(i)
each Ship, goods transported on each Ship, its Earnings and its Insurances;
(ii)
the Security Assets;
(iii)
compliance of the Transaction Obligors with the terms of the Finance Documents; and
(iv)
the financial condition, business, operations and assets of any member of the Group,

as any Finance Party (through the Facility Agent) may reasonably request; and

(f)
promptly, such further information and/or documents as any Finance Party (through the Facility Agent) may reasonably request so as to enable such Finance Party to comply with any laws applicable to it or as may be required by any regulatory authority.
21.6.
Notification of Default
(a)
Each Obligor shall, and shall procure that each other Transaction Obligor shall, notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).
(b)
Promptly upon a request by the Facility Agent, each Borrower shall supply to the Facility Agent a certificate signed by an officer on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).
21.7.
"Know your customer" checks
(a)
If:
(i)
the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;
(ii)
any change in the status of a Transaction Obligor (including, without limitation, a change of ownership of a Transaction Obligor (other than an Approved Manager) after the date of this Agreement);
(iii)
a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer; or
(iv)
any anti-money laundering or anti-terrorism financing laws and regulations applicable to the Facility Agent or any Lender,

obliges a Finance Party (or, in the case of sub-paragraph (iii) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of any Finance Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by a Servicing Party (for itself or on behalf of any other Finance Party) or any Lender (for itself or, in the case of the event described in sub-paragraph (iii) above, on behalf of any prospective new Lender) in order for

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such Finance Party or, in the case of the event described in sub-paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)
Each Lender shall promptly upon the request of a Servicing Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Servicing Party (for itself) in order for that Servicing Party to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.
22.
General Undertakings
22.1.
General

The undertakings in this Clause 22 (General Undertakings) remain in force throughout the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) may otherwise permit.

22.2.
Authorisations

Each Obligor shall, and shall procure that each other Transaction Obligor will, promptly:

(a)
obtain, comply with and do all that is necessary to maintain in full force and effect;
(b)
supply certified copies to the Facility Agent of,

any Authorisation required under any law or regulation of a Relevant Jurisdiction or the state of the Approved Flag at any time of each Ship to enable it to:

(i)
perform its obligations under the Transaction Documents to which it is a party;
(ii)
ensure the legality, validity, enforceability or admissibility in evidence in any Relevant Jurisdiction and in the state of the Approved Flag at any time of each Ship of any Transaction Document to which it is a party;
(iii)
own and operate each Ship (in the case of the Borrowers); and
(c)
without prejudice to the generality of the above, ensure that if, but for the obtaining of an Authorisation, an Obligor would be in breach of any of the provisions of this Agreement which relate to Sanctions or, by reason of Sanctions, would be prohibited from performing any provision of this Agreement, such an Authorisation is obtained so as to avoid such breach or to enable such performance.
22.3.
Compliance with laws

Each Obligor shall, and shall procure that each other Transaction Obligor will, comply in all respects with all laws and regulations to which it may be subject, if failure so to comply has or is reasonably likely to have a Material Adverse Effect.

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22.4.
Environmental compliance

Each Obligor shall, and shall procure that each other Transaction Obligor will:

(a)
comply with all Environmental Laws;
(b)
obtain, maintain and ensure compliance with all requisite Environmental Approvals;
(c)
implement procedures to monitor compliance with and to prevent liability under any Environmental Law,

where failure to do so has or is reasonably likely to have a Material Adverse Effect.

22.5.
Environmental Claims

Each Obligor shall, and shall procure that each other Transaction Obligor will, promptly upon becoming aware of the same, inform the Facility Agent in writing of:

(a)
any Environmental Claim against any member of the Group which is current, pending or threatened; and
(b)
any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against any member of the Group,

where the claim, if determined against that member of the Group, has or is reasonably likely to have a Material Adverse Effect.

22.6.
Taxation
(a)
Each Obligor shall, and shall procure that each other Transaction Obligor will, pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:
(i)
such payment is being contested in good faith;
(ii)
adequate reserves are maintained for those Taxes and the costs required to contest them and both have been disclosed in its latest financial statements delivered to the Facility Agent under Clause 21.2 (Financial statements); and
(iii)
such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.
(b)
No Obligor shall change its residence for Tax purposes.
22.7.
Overseas companies

Each Obligor shall, and shall procure that each other Transaction Obligor will, promptly inform the Facility Agent if it delivers to the Registrar particulars required under the Overseas Regulations of any UK Establishment and it shall comply with any directions given to it by the Facility Agent regarding the recording of any Transaction Security on the register which it is required to maintain under The Overseas Companies (Execution of Documents and Registration of Charges) Regulations 2009.

22.8.
No change to centre of main interests

No Obligor shall change the location of its centre of main interest (as that term is used in Article 3(1) of the Regulation) from that stated in relation to it in Clause 20.31 (Centre of main interests

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and establishments) and it will create no "establishment" (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction.

22.9.
Pari passu ranking

Each Obligor shall ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

22.10.
Title
(a)
Borrower A shall hold the legal title to, and own the entire beneficial interest in Ship A, its Earnings and its Insurances.
(b)
Borrower B shall hold the legal title to, and own the entire beneficial interest in Ship B, its Earnings and its Insurances.
(c)
Borrower C shall hold the legal title to, and own the entire beneficial interest in Ship C, its Earnings and its Insurances.
(d)
With effect from the relevant Utilisation Date, Borrower D shall hold the legal title to, and own the entire beneficial interest in Ship D, its Earnings and its Insurances.
(e)
With effect from the relevant Utilisation Date, Borrower E shall hold the legal title to, and own the entire beneficial interest in Ship E, its Earnings and its Insurances.
(f)
With effect from the relevant Utilisation Date, Borrower F shall hold the legal title to, and own the entire beneficial interest in Ship F, its Earnings and its Insurances.
(g)
With effect on and from its creation or intended creation, each Obligor shall, and shall procure that each other Transaction Obligor will, hold the legal title to, and own the entire beneficial interest in any other assets the subject of any Transaction Security created or intended to be created by such Obligor or Transaction Obligor.
22.11.
Negative pledge
(a)
No Obligor shall, and the Obligors shall procure that no other Transaction Obligor will, create or permit to subsist any Security over any of its assets which are, in the case of any Transaction Obligor other than the Borrowers, the subject of the Security created or intended to be created by the Finance Documents.
(b)
No Obligor shall:
(i)
sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by a Transaction Obligor or any other member of the Group;
(ii)
sell, transfer or otherwise dispose of any of its receivables on recourse terms;
(iii)
enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or
(iv)
enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

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(c)
Paragraphs (a) and (b) above do not apply to any Permitted Security.
22.12.
Disposals
(a)
No Obligor shall enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset (including without limitation any Ship, its Earnings or its Insurances).
(b)
Paragraph (a) above does not apply to any Charter as all Charters are subject to Clause 24.16 (Restrictions on chartering, appointment of managers etc.).
22.13.
Merger

No Obligor shall enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction.

22.14.
Change of business
(a)
Each Obligor shall procure that no substantial change is made to the general nature of the business of the Guarantor or the Group from that carried on at the date of this Agreement.
(b)
No Borrower shall engage in any business other than the ownership and operation of its Ship.
22.15.
Financial Indebtedness

No Obligor shall incur or permit to be outstanding any Financial Indebtedness except Permitted Financial Indebtedness.

22.16.
Expenditure

No Borrower shall incur any expenditure, except for expenditure reasonably incurred in the ordinary course of owning, operating, maintaining and repairing its Ship.

22.17.
Share capital

No Borrower shall:

(a)
purchase, cancel, redeem or retire any of its issued shares;
(b)
increase or reduce its authorised share capital, the number of shares that it is authorized to issue or change the par value of such shares or create any new class of shares;
(c)
issue any further shares except to the Shareholder and provided such new shares are made subject to the terms of the Shares Security applicable to that Borrower immediately upon the issue of such new shares in a manner satisfactory to the Security Agent and the terms of that Shares Security are complied with; and
(d)
appoint any further director or officer of that Borrower (unless the provisions of the Shares Security applicable to that Borrower are complied with).

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22.18.
Dividends

No Borrower shall following non-compliance by the Guarantor with the financial covenants set out in clause 10 (financial covenants) of the Guarantee or by any Borrower with the undertaking contained in Clause 26.5 (Minimum Liquidity) or the occurrence of an Event of Default which is continuing or where any of the following would result in the occurrence of an Event of Default:

(a)
declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its issued shares (or any class of its shares);
(b)
repay or distribute any dividend or share premium reserve; or
(c)
redeem, repurchase, defease, retire or repay any of its issued shares or resolve to do so.
22.19.
Other transactions

No Obligor shall:

(a)
be the creditor in respect of any loan or any form of credit to any person other than another Transaction Obligor and where such loan or form of credit is in the ordinary course of its business and in a manner acceptable to the Facility Agent;
(b)
give or allow to be outstanding any guarantee or indemnity in the ordinary course of its business in aggregate not more than $500,000 to or for the benefit of any person in respect of any obligation of any other person or enter into any document under which that Borrower assumes any liability of any other person other than any guarantee or indemnity given under the Finance Documents;
(c)
enter into any material agreement other than:
(i)
the Transaction Documents;
(ii)
any other agreement expressly allowed under any other term of this Agreement; and
(d)
enter into any transaction on terms which are, in any respect, less favourable to that Obligor than those which it could obtain in a bargain made at arms' length; or
(e)
acquire any shares or other securities other than US or UK Treasury bills and certificates of deposit issued by major North American or European banks.
22.20.
Unlawfulness, invalidity and ranking; Security imperilled

No Obligor shall, and shall procure that no other Transaction Obligor will, do (or fail to do) or cause or permit another person to do (or omit to do) anything which is likely to:

(a)
make it unlawful or contrary to Sanctions for a Transaction Obligor to perform any of its obligations under the Transaction Documents;
(b)
cause any obligation of a Transaction Obligor under the Transaction Documents to cease to be legal, valid, binding or enforceable if that cessation individually or together with any other cessations materially or adversely affects the interests of the Secured Parties under the Finance Documents;
(c)
cause any Transaction Document to cease to be in full force and effect;
(d)
cause any Transaction Security to rank after, or lose its priority to, any other Security; and

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(e)
imperil or jeopardise the Transaction Security.
22.21.
Sanctions
(a)
Each Obligor undertakes that it shall, and shall procure that each member of the Group will, comply with all Sanctions.
(b)
No Obligor shall, and shall procure that no member of the Group will, become a Restricted Party or act on behalf of, or as an agent of, a Restricted Party to the extent this would lead to non-compliance by it or any other Party with any Sanctions.
(c)
No Obligor shall, and shall procure that no member of the Group will, use, lend, contribute or otherwise make available any proceeds of the Loan or other transaction contemplated by this Agreement directly or indirectly for the purpose of financing any trade, business or other activities with any Restricted Party, to the extent, in each case, such use, lending, contributing or otherwise making available such proceeds would lead to non-compliance by it or any other Party with any applicable Sanctions.
(d)
No Obligor shall, and shall procure that no member of the Group will, use any revenue or benefit derived from any activity or dealing with a Restricted Party in discharging any obligation due or owing to the Finance Parties to the extent such use would lead to non-compliance by it or any other Party with any applicable Sanctions.
(e)
Each Obligor shall, and shall procure that each member of the Group will, procure that no proceeds from any activity or dealing with a Restricted Party are credited to any bank account held with any Finance Party or any Affiliate of a Finance Party, to the extent crediting such bank account would lead to non-compliance by it, any Finance Party or any Affiliate of a Finance Party with any applicable Sanctions.
(f)
Each Obligor shall, and shall procure that each member of the Group will, to the extent permitted by law, promptly upon becoming aware of them supply to the Facility Agent details of any claim, action, suit, proceedings or investigation against it with respect to Sanctions by any Sanctions Authority.
(g)
In relation to each Finance Party, which notifies the Facility Agent in writing that it is a "Restricted Finance Party", for the purpose of Clause 22.3 (Compliance with laws), Clause 22.21 (Sanctions), Clause 24.10 (Compliance with laws etc.) and 24.12 (Sanctions and Ship trading), the undertakings under each such Clause shall only apply for the benefit of the Restricted Finance Party to the extent that this would not result in any violation of or conflict with or liability under the EU Blocking Regulation.
(h)
In connection with any amendment, waiver, determination or direction relating to any part of the provisions of this Clause 22.21 (Sanctions) of which a Lender does not have the benefit as a result of the application of paragraph (g) above, the Commitments of that Lender will be excluded for the purpose of determining whether the consent of the Majority Lenders has been obtained or whether the determination or direction by the Majority Lenders has been made.

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22.22.
Further assurance
(a)
Each Obligor shall, and shall procure that each other Transaction Obligor will, promptly, and in any event within the time period specified by the Security Agent do all such acts (including procuring or arranging any registration, notarisation or authentication or the giving of any notice) or execute or procure execution of all such documents (including assignments, transfers, mortgages, charges, notices, instructions, acknowledgments, proxies and powers of attorney), as the Security Agent may specify (and in such form as the Security Agent may require in favour of the Security Agent or its nominee(s)):
(i)
to create, perfect, vest in favour of the Security Agent or protect the priority of the Security or any right of any kind created or intended to be created under or evidenced by the Finance Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights, powers and remedies of any of the Secured Parties provided by or pursuant to the Finance Documents or by law;
(ii)
to confer on the Security Agent or confer on the Secured Parties Security over any property and assets of that Transaction Obligor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Finance Documents;
(iii)
to facilitate or expedite the realisation and/or sale of, the transfer of title to or the grant of, any interest in or right relating to the assets which are, or are intended to be, the subject of the Transaction Security or to exercise any power specified in any Finance Document in respect of which the Security has become enforceable; and/or
(iv)
to enable or assist the Security Agent to enter into any transaction to commence, defend or conduct any proceedings and/or to take any other action relating to any item of the Security Property.
(b)
Each Obligor shall, and shall procure that each other Transaction Obligor will, take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Agent or the Secured Parties by or pursuant to the Finance Documents.
(c)
At the same time as an Obligor delivers to the Security Agent any document executed by itself or another Transaction Obligor pursuant to this Clause 22.22 (Further assurance), that Obligor shall deliver, or shall procure that such other Transaction Obligor will deliver, to the Security Agent a certificate signed by one of that Obligor's or Transaction Obligor's officers which shall:
(i)
set out the text of a resolution of that Obligor's or Transaction Obligor's directors specifically authorising the execution of the document specified by the Security Agent; and
(ii)
state that either the resolution was duly passed at a meeting of the directors validly convened and held, throughout which a quorum of directors entitled to vote on the resolution was present, or that the resolution has been signed by all the directors or officers and is valid under that Obligor's or Transaction Obligor's articles of association, articles of incorporation, by-laws, or other constitutional documents.

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22.23.
Anti-bribery

The Borrowers shall ensure that neither they nor any of their respective Affiliates, officers, directors, employees or agents acting on its behalf will offer, give, insist on, receive or solicit any illegal payment or improper advantage to influence the action of any person in connection with any of its business.

22.24.
Money laundering

The Borrowers shall:

(a)
provide the Facility Agent with information, certificates and any documents required by the Facility agent to ensure compliance with any law, official requirement or other regulatory measure or procedure implemented to combat money laundering; and
(b)
notify the Facility Agent as soon as it becomes aware of any matters evidencing that a breach of any law, official requirement or other regulatory measure or procedure implemented to combat money laundering may or is about to occur or that any person who has or will receive the commercial benefit of this Agreement have changed after the date of this Agreement.
22.25.
Listing of Guarantor

The Borrowers shall procure that the Guarantor's shares shall remain listed on the New York Stock Exchange or any other stock exchange acceptable to the Facility Agent.

22.26.
No change in financial year

The Borrowers shall procure that the Guarantor shall not change the end of its or the Group's financial year.

23.
Insurance Undertakings
23.1.
General

The undertakings in this Clause 23 (Insurance Undertakings) remain in force on and from, in relation to Ship A, Ship B and Ship C, the Release Date of Tranche A and, in relation to Ship D, Ship E and Ship F, the Utilisation Date of the relevant Advance under Tranche B and throughout the rest of the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) may otherwise permit.

23.2.
Maintenance of obligatory insurances

Each Borrower shall keep the Ship owned by it insured at its expense against:

(a)
fire and usual marine risks (including hull and machinery plus freight interest and hull interest and excess risks);
(b)
war risks (including terrorism and piracy);
(c)
protection and indemnity risks; and
(d)
any other risks against which the Facility Agent acting on the instructions of the Majority Lenders considers, having regard to practices and other circumstances prevailing at the relevant time, it would be reasonable for that Borrower to insure and which are specified by the Facility Agent by notice to that Borrower.

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23.3.
Terms of obligatory insurances

Each Borrower shall effect such insurances:

(a)
in dollars;
(b)
in the case of fire and usual marine risks and war risks, in an aggregate amount on an agreed value basis at least the greater of:
(i)
120 per cent. of the Loan; and
(ii)
the Market Value of the Ships subject to a Mortgage;
(c)
in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry and in the international marine insurance market;
(d)
in the case of protection and indemnity risks, in respect of the full tonnage of its Ship;
(e)
on approved terms; and
(f)
through Approved Brokers and with approved insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations.
23.4.
Further protections for the Finance Parties

In addition to the terms set out in Clause 23.3 (Terms of obligatory insurances), each Borrower shall procure that the obligatory insurances effected by it shall:

(a)
subject always to paragraph (b), name that Borrower, the Guarantor or any Approved Manager as the named insured or co-assured unless the interest of every other named insured is limited:
(i)
in respect of any obligatory insurances for hull and machinery and war risks;
(A)
to any provable out-of-pocket expenses that it has incurred and which form part of any recoverable claim on underwriters; and
(B)
to any third party liability claims where cover for such claims is provided by the policy (and then only in respect of discharge of any claims made against it); and
(ii)
in respect of any obligatory insurances for protection and indemnity risks, to any recoveries it is entitled to make by way of reimbursement following discharge of any third party liability claims made specifically against it;

and every other named insured has undertaken in writing to the Security Agent (in such form as it requires) that any deductible shall be apportioned between that Borrower and every other named insured in proportion to the gross claims made or paid by each of them and that it shall do all things necessary and provide all documents, evidence and information to enable the Security Agent to collect or recover any moneys which at any time become payable in respect of the obligatory insurances;

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(b)
whenever the Facility Agent requires, name (or be amended to name) the Security Agent as additional named insured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Agent, but without the Security Agent being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;
(c)
name the Security Agent as loss payee with such directions for payment as the Facility Agent may specify;
(d)
provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Agent shall be made without set off, counterclaim or deductions or condition whatsoever;
(e)
provide that the obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Agent or any other Finance Party; and
(f)
provide that the Security Agent may make proof of loss if that Borrower fails to do so.
23.5.
Renewal of obligatory insurances

Each Borrower shall:

(a)
at least 21 days before the expiry of any obligatory insurance effected by it:
(i)
notify the Facility Agent of the Approved Brokers (or other insurers) and any protection and indemnity or war risks association through or with which it proposes to renew that obligatory insurance and of the proposed terms of renewal; and
(ii)
obtain the Facility Agents' approval to the matters referred to in sub-paragraph (i) above;
(b)
at least 14 days before the expiry of any obligatory insurance, renew that obligatory insurance in accordance with the Facility Agent's approval pursuant to paragraph (a) above; and
(c)
procure that the Approved Brokers and/or the approved war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Facility Agent in writing of the terms and conditions of the renewal.
23.6.
Copies of policies; letters of undertaking

Each Borrower shall ensure that the Approved Brokers provide the Security Agent with:

(a)
pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew; and
(b)
a letter or letters of undertaking in a form required by the Facility Agent and including undertakings by the Approved Brokers that:
(i)
they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 23.4 (Further protections for the Finance Parties);

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(ii)
they will hold such policies, and the benefit of such insurances, to the order of the Security Agent in accordance with such loss payable clause;
(iii)
they will advise the Security Agent immediately of any material change to the terms of the obligatory insurances;
(iv)
they will, if they have not received notice of renewal instructions from the relevant Borrower or its agents, notify the Security Agent not less than 14 days before the expiry of the obligatory insurances;
(v)
if they receive instructions to renew the obligatory insurances, they will promptly notify the Facility Agent of the terms of the instructions;
(vi)
they will not set off against any sum recoverable in respect of a claim relating to the Ship owned by that Borrower under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of that Ship or otherwise, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums or other amounts and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts; and
(vii)
they will arrange for a separate policy to be issued in respect of the Ship owned by that Borrower forthwith upon being so requested by the Facility Agent.
23.7.
Copies of certificates of entry

Each Borrower shall ensure that any protection and indemnity and/or war risks associations in which the Ship owned by it is entered provide the Security Agent with:

(a)
a certified copy of the certificate of entry for that Ship;
(b)
a letter or letters of undertaking in such form as may be required by the Facility Agent acting on the instructions of Majority Lenders; and
(c)
a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to that Ship.
23.8.
Deposit of original policies

Each Borrower shall ensure that all policies relating to obligatory insurances effected by it are deposited with the Approved Brokers through which the insurances are effected or renewed.

23.9.
Payment of premiums

Each Borrower shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected by it and produce all relevant receipts when so required by the Facility Agent or the Security Agent.

23.10.
Guarantees

Each Borrower shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

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23.11.
Compliance with terms of insurances
(a)
No Borrower shall do or omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part.
(b)
Without limiting paragraph (a) above and without prejudice to the Borrowers' obligations under Clause 24 (Ship Undertakings), each Borrower shall:
(i)
take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in sub-paragraph (iii) of paragraph (b) of Clause 23.6 (Copies of policies; letters of undertaking)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Facility Agent has not given its prior approval;
(ii)
not make any changes relating to the classification or classification society or manager or operator of the Ship owned by it unless they are approved by the underwriters of the obligatory insurances;
(iii)
make (and promptly supply copies to the Facility Agent of) all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which the Ship owned by it is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and
(iv)
not employ the Ship owned by it, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.
23.12.
Alteration to terms of insurances

No Borrower shall make or agree to any alteration to the terms of any obligatory insurance or waive any right relating to any obligatory insurance.

23.13.
Settlement of claims

Each Borrower shall:

(a)
not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty; and
(b)
do all things necessary and provide all documents, evidence and information to enable the Security Agent to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

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23.14.
Provision of copies of communications

Each Borrower shall provide the Security Agent, at the time of each such communication, with copies of all written communications between that Borrower and:

(a)
the Approved Brokers;
(b)
the approved protection and indemnity and/or war risks associations; and
(c)
the approved insurance companies and/or underwriters,

which relate directly or indirectly to:

(i)
that Borrower's obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and
(ii)
any credit arrangements made between that Borrower and any of the persons referred to in paragraphs (a) or (b) above relating wholly or partly to the effecting or maintenance of the obligatory insurances.
23.15.
Provision of information

Each Borrower shall promptly provide the Facility Agent (or any persons which it may designate) with any information which the Facility Agent (or any such designated person) requests for the purpose of:

(a)
obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or
(b)
effecting, maintaining or renewing any such insurances as are referred to in Clause 23.16 (Mortgagee's interest and additional perils insurances) or dealing with or considering any matters relating to any such insurances, and the Borrowers shall, forthwith upon demand, indemnify the Security Agent in respect of all fees and other expenses incurred by or for the account of the Security Agent in connection with any such report as is referred to in paragraph (a) above.

23.16.
Mortgagee's interest and additional perils insurances
(a)
The Security Agent shall be entitled from time to time to effect, maintain and renew a mortgagee's interest marine insurance and a mortgagee's interest additional perils insurance in each case, in an amount which equals 120 per cent. of the Loan, on such terms, through such insurers and generally in such manner as the Security Agent acting on the instructions of the Majority Lenders may reasonably from time to time consider appropriate.
(b)
The Borrowers shall upon demand fully indemnify the Security Agent in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any insurance referred to in paragraph (a) above or dealing with, or considering, any matter arising out of any such insurance.

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24.
Ship Undertakings
24.1.
General

The undertakings in this Clause 24 (Ship Undertakings) remain in force on and from, in relation to Ship A, Ship B and Ship C, the Release Date of Tranche A and, in relation to Ship D, Ship E and Ship F, the relevant Utilisation Date of the relevant Advance under Tranche B and throughout the rest of the Security Period except as the Facility Agent, acting with the authorisation of the Majority Lenders (or, where specified, all the Lenders) may otherwise permit.

24.2.
Ships' names and registration

Each Borrower shall, in respect of the Ship owned by it:

(a)
keep that Ship registered in its name under the Approved Flag from time to time at its port of registration;
(b)
not do or allow to be done anything as a result of which such registration might be suspended, cancelled or imperilled;
(c)
not enter into any dual flagging arrangement in respect of that Ship; and
(d)
not change the name of that Ship,

provided that any agreed change of name or flag of a Ship shall be subject to:

(i)
that Ship remaining subject to Security securing the Secured Liabilities created by a first priority or preferred ship mortgage on that Ship and, if appropriate, a first priority deed of covenant collateral to that mortgage (or equivalent first priority Security) on substantially the same terms as the Mortgage on that Ship and, if applicable, related Deed of Covenant and on such other terms and in such other form as the Facility Agent, acting with the authorisation of the Majority Lenders, shall approve or require; and
(ii)
the execution of such other documentation amending and supplementing the Finance Documents as the Facility Agent, acting with the authorisation of the Majority Lenders, shall approve or require.
24.3.
Repair and classification

Each Borrower shall keep the Ship owned by it in a good and safe condition and state of repair:

(a)
consistent with first class ship ownership and management practice; and
(b)
so as to maintain the Approved Classification free of overdue recommendations and conditions.

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24.4.
Classification society undertaking

Each Borrower shall, in respect of the Ship owned by it, instruct the relevant Approved Classification Society:

(a)
to send to the Security Agent, following receipt of a written request from the Security Agent, certified true copies of all original class records held by the Approved Classification Society in relation to that Ship;
(b)
to allow the Security Agent (or its agents), at any time and from time to time, to inspect the original class and related records of that Borrower and that Ship at the offices of the Approved Classification Society and to take copies of them;
(c)
to notify the Security Agent immediately in writing if the Approved Classification Society:
(i)
receives notification from that Borrower or any person that that Ship's Approved Classification Society is to be changed; or
(ii)
becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of that Ship's class under the rules or terms and conditions of that Borrower or that Ship's membership of the Approved Classification Society;
(d)
following receipt of a written request from the Security Agent:
(i)
to confirm that that Borrower is not in default of any of its contractual obligations or liabilities to the Approved Classification Society, including confirmation that it has paid in full all fees or other charges due and payable to the Approved Classification Society; or
(ii)
to confirm that that Borrower is in default of any of its contractual obligations or liabilities to the Approved Classification Society, to specify to the Security Agent in reasonable detail the facts and circumstances of such default, the consequences of such default, and any remedy period agreed or allowed by the Approved Classification Society.
24.5.
Modifications

No Borrower shall make any modification or repairs to, or replacement of, any Ship or equipment installed on it which would or might materially alter the structure, type or performance characteristics of that Ship or materially reduce its value.

24.6.
Removal and installation of parts
(a)
Subject to paragraph (b) below, no Borrower shall remove any material part of any Ship, or any item of equipment installed on any Ship unless:
(i)
the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed;
(ii)
the replacement part or item is free from any Security in favour of any person other than the Security Agent; and

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(iii)
the replacement part or item becomes, on installation on that Ship, the property of that Borrower and subject to the security constituted by the Mortgage on that Ship and, if applicable, the related Deed of Covenant.
(b)
A Borrower may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship owned by that Borrower.
24.7.
Surveys

Each Borrower shall submit the Ship owned by it regularly to all periodic or other surveys which may be required for classification purposes and, if so required by the Facility Agent acting on the instructions of the Majority Lenders, provide the Facility Agent, with copies of all survey reports.

24.8.
Inspection
(a)
Each Borrower shall permit the Security Agent (acting through surveyors or other persons appointed by it for that purpose) upon service of a prior written notice of the Facility Agent to the Borrowers for the account of the relevant Borrower to board the Ship owned by it at all reasonable times, but without interfering with the operation and trading of that Ship, to inspect its condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections, unless an Event of Default has occurred and is continuing in which case the Security Agent shall be entitled to carry out such inspection whether or not it interferes with the operation and trading of that Ship.
(b)
The cost of the inspection referred to in paragraph (a) above shall be borne by the Borrowers once per annum, unless an Event of Default has occurred, in which case the cost of all inspections while the Event of Default is continuing shall be borne by the Borrowers.
24.9.
Prevention of and release from arrest
(a)
Each Borrower shall, in respect of the Ship owned by it, promptly discharge:
(i)
all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against that Ship, its Earnings or its Insurances;
(ii)
all Taxes, dues and other amounts charged in respect of that Ship, its Earnings or its Insurances; and
(iii)
all other outgoings whatsoever in respect of that Ship, its Earnings or its Insurances.
(b)
Each Borrower shall immediately upon receiving notice of the arrest of the Ship owned by it or of its detention in exercise or purported exercise of any lien or claim, take all steps necessary to procure its release by providing bail or otherwise as the circumstances may require.
24.10.
Compliance with laws etc.

Each Borrower shall, and shall procure that an Approved Manager shall:

(a)
comply, or procure compliance with all laws or regulations:
(i)
relating to its business generally; and

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(ii)
relating to the Ship owned by it, its ownership, employment, operation, management and registration,

including, but not limited to:

(A)
the ISM Code;
(B)
the ISPS Code;
(C)
all Environmental Laws;
(D)
all Sanctions; and
(E)
the laws of the Approved Flag; and
(b)
obtain, comply with and do all that is necessary to maintain in full force and effect any Environmental Approvals.
24.11.
ISPS Code

Without limiting paragraph (a) of Clause 24.10 (Compliance with laws etc.), each Borrower shall:

(a)
procure that the Ship owned by it and the company responsible for that Ship's compliance with the ISPS Code comply with the ISPS Code; and
(b)
maintain an ISSC for that Ship; and
(c)
notify the Facility Agent immediately in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC.
24.12.
Sanctions and Ship trading

Without limiting Clause 24.10 (Compliance with laws etc.), each Borrower shall procure:

(a)
that the Ship owned by it shall not be used by or for the benefit of a Restricted Party;
(b)
that such Ship shall not be used in trading in any manner contrary to Sanctions (or which could be contrary to Sanctions if Sanctions were binding on each Transaction Obligor);
(c)
that such Ship shall not be traded in any manner which would trigger the operation of any sanctions limitation or exclusion clause (or similar) in the Insurances; and
(d)
that each charterparty in respect of that Ship shall contain, for the benefit of that Borrower, language which gives effect to the provisions of paragraph (a) of Clause 24.10 (Compliance with laws etc.) as regards Sanctions and of this Clause 24.12 (Sanctions and Ship trading) and which permits refusal of employment or voyage orders if compliance would result in a breach of Sanctions (or which would result in a breach of Sanctions if Sanctions were binding on each Transaction Obligor).
24.13.
Trading in war zones or excluded areas

No Borrower shall cause or permit any Ship to enter or trade to any zone which is declared a war zone by any government or by that Ship's war risks insurers or which is otherwise excluded

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from the scope of coverage of the obligatory insurances unless that Borrower has (at its expense) effected any special, additional or modified insurance cover which the insurers require to ensure that that Ship remains properly insured in accordance with the Finance Documents (including, without limitation, any requirement for the payment of additional or extra insurance premia).

24.14.
Provision of information

Without prejudice to Clause 21.5 (Information: miscellaneous) each Borrower shall, in respect of the Ship owned by it, promptly provide the Facility Agent with any information which it requests regarding:

(a)
that Ship, its employment, position and engagements;
(b)
the Earnings and payments and amounts due to its master and crew;
(c)
any expenditure incurred, or likely to be incurred, in connection with the operation, maintenance or repair of that Ship and any payments made by it in respect of that Ship;
(d)
any towages and salvages; and
(e)
its compliance, the Approved Manager's compliance and the compliance of that Ship with the ISM Code and the ISPS Code,

and, upon the Facility Agent's request, promptly provide copies of any current Charter relating to that Ship, of any current guarantee of any such Charter, the Ship's Safety Management Certificate and any relevant Document of Compliance.

24.15.
Notification of certain events

Each Borrower shall, in respect of the Ship owned by it, immediately notify the Facility Agent by fax, confirmed forthwith by letter, of:

(a)
any casualty to that Ship which is or is likely to be or to become a Major Casualty;
(b)
any occurrence as a result of which that Ship has become or is, by the passing of time or otherwise, likely to become a Total Loss;
(c)
any requisition of that Ship for hire;
(d)
any requirement or recommendation made in relation to that Ship by any insurer or classification society or by any competent authority which is not immediately complied with;
(e)
any arrest or detention of that Ship or any exercise or purported exercise of any lien on that Ship or the Earnings;
(f)
any intended dry docking of that Ship;
(g)
any Environmental Claim made against that Borrower or in connection with that Ship, or any Environmental Incident;
(h)
any claim for breach of the ISM Code or the ISPS Code being made against that Borrower, an Approved Manager or otherwise in connection with that Ship; or

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(i)
any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with;
(j)
any notice, or such Borrower becoming aware, of any claim, action, suit, proceeding or investigation against any Transaction Obligor, any of its Subsidiaries or any of their respective directors, officers, employees or agents with respect to Sanctions; or
(k)
any circumstances which could give rise to a breach of any representation or undertaking in this Agreement, or any Event of Default, relating to Sanctions,

and each Borrower shall keep the Facility Agent advised in writing on a regular basis and in such detail as the Facility Agent shall require as to that Borrower's, any such Approved Manager's or any other person's response to any of those events or matters.

24.16.
Restrictions on chartering, appointment of managers etc.

No Borrower shall, in relation to the Ship owned by it:

(a)
let that Ship on demise charter for any period;
(b)
enter into any time, voyage or consecutive voyage charter in respect of that Ship other than a Permitted Charter;
(c)
amend and/or supplement the material terms of a Management Agreement or terminate a Management Agreement;
(d)
appoint a manager of that Ship other than an Approved Manager;
(e)
de activate or lay up that Ship; or
(f)
put that Ship into the possession of any person for the purpose of work being done upon it in an amount exceeding or likely to exceed $500,000 (or the equivalent in any other currency) unless that person has first given to the Security Agent and in terms satisfactory to it a written undertaking not to exercise any lien on that Ship or its Earnings for the cost of such work or for any other reason.
24.17.
Notice of Mortgage

Each Borrower shall keep the relevant Mortgage registered against the Ship owned by it as a valid first preferred or, as the case may be, priority mortgage, carry on board that Ship a certified copy of the relevant Mortgage and place and maintain in a conspicuous place in the navigation room and the master's cabin of that Ship a framed printed notice stating that that Ship is mortgaged by that Borrower to the Security Agent.

24.18.
Sharing of Earnings

No Borrower shall enter into any agreement or arrangement for the pooling or sharing of any Earnings other than (i) any profit sharing agreement with a charterer or an Initial Charterer and (ii) any pool agreement, in either case, on bona fide arm's length terms.

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24.19.
Poseidon Principles

Each Borrower shall, upon the request of any Lender and at the cost of the Borrowers, on or before 31th July 2025 in each calendar year, supply or procure the supply to the Facility Agent/such Lender of all information necessary in order for any Lender to comply with its obligations under the Poseidon Principles in respect of the preceding year, including, without limitation, all ship fuel oil consumption data required to be collected and reported in accordance with Regulation 22A of Annex VI and any Statement of Compliance, in each case relating to the Ship owned by it for the preceding calendar year provided always that, for the avoidance of doubt, such information shall be "Confidential Information" for the purposes of Clause 45 (Confidential Information) but the Borrowers acknowledge that, in accordance with the Poseidon Principles, such information will form part of the information published regarding the relevant Lender's portfolio climate alignment.

24.20.
Inventory of Hazardous Materials

Each Borrower shall procure that the Ship owned by it has, from the next special survey of that Ship, obtained an Inventory of Hazardous Materials, in respect of such Ship which shall be maintained throughout the Security Period.

24.21.
Sustainable and socially responsible dismantling of Ships

Each Borrower confirms that as long as it is in a lending relationship with the Lenders, it will ensure that any Ship owned by it or the Guarantor, is recycled at a recycling yard which conducts its recycling business in a socially and environmentally responsible manner, in accordance with the provisions of The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 and/or EU Ship Recycling Regulation.

24.22.
Charter assignment

Without prejudice to application of paragraph (b) of Clause 24.16 (Restrictions on chartering, appointment of managers etc.), each Borrower will procure that the Security Agent is provided with a certified copy of any Charter which exceeds or is capable of exceeding 12 months in duration, together with any Charter Guarantee, upon the same being entered into and each Borrower shall forthwith enter into a Charter Assignment in respect of such Charter and any Charter Guarantee.

24.23.
Notification of compliance

Each Borrower shall promptly provide the Facility Agent from time to time with evidence (in such form as the Facility Agent requires) that it is complying with this Clause 24 (Ship Undertakings).

25.
SECURITY COVER
25.1.
Minimum required security cover

Clause 25.2 (Provision of additional security; prepayment) applies if the Facility Agent notifies the Borrowers that:

(i)
the aggregate Market Value of each Ship then subject to a Mortgage; plus

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(ii)
the net realisable value of additional Security previously provided under this Clause 25 (Security Cover),

is below 125 per cent. of the Loan.

25.2.
Provision of additional security; prepayment
(a)
If the Facility Agent serves a notice on the Borrowers under Clause 25.1 (Minimum required security cover), the Borrowers shall, on or before the date falling 30 days after the date (the "Prepayment Date") on which the Facility Agent's notice is served, prepay such part of the Loan as shall eliminate the shortfall.
(b)
A Borrower may, instead of making a prepayment as described in paragraph (a) above, provide, or ensure that a third party has provided, additional security which, in the opinion of the Facility Agent acting on the instructions of the Majority Lenders:
(i)
has a net realisable value at least equal to the shortfall; and
(ii)
is documented in such terms as the Facility Agent may reasonably approve or require,

before the Prepayment Date; and conditional upon such security being provided in such manner, it shall satisfy such prepayment obligation.

25.3.
Value of additional vessel security

The net realisable value of any additional security which is provided under Clause 25.2 (Provision of additional security; prepayment) which constitutes a first preferred or first priority mortgage over a vessel shall be the Market Value of the vessel concerned.

25.4.
Valuations binding

Any valuation under this Clause 25 (Security Cover) shall be binding and conclusive as regards each Borrower.

25.5.
Provision of information
(a)
Each Borrower shall promptly provide the Facility Agent and any shipbroker acting under this Clause 25 (Security Cover) with any information which the Facility Agent or the shipbroker may request for the purposes of the valuation.
(b)
If a Borrower fails to provide the information referred to in paragraph (a) above by the date specified in the request, the valuation may be made on any basis and assumptions which the shipbroker or the Facility Agent considers prudent.
25.6.
Prepayment mechanism

Any prepayment pursuant to Clause 25.2 (Provision of additional security; prepayment) shall be made in accordance with the relevant provisions of Clause 7 (Prepayment and Cancellation) and provided that if any such prepayment is applied to all or any part of an Advance, the Commitments shall be reduced by an amount equal to such prepayment.

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25.7.
Provision of valuations
(a)
The Market Value of any Ship shall be determined by reference to two valuations of that Ship as given by Approved Valuers selected and appointed by the Borrowers and addressed to the Facility Agent or in the event that the Borrowers fail to do so appointed by the Facility Agent and the Market Value shall be the arithmetic average of the two valuations.
(b)
If the two valuations in respect of a Ship obtained pursuant to paragraph (a) above differ by more than 15 per cent., then a third valuation for that Ship shall be obtained from a third Approved Valuer selected and appointed by the Facility Agent and such valuation shall be addressed to the Facility Agent and the Market Value of that Ship shall be the arithmetic average of all three such valuations.
(c)
The Facility Agent shall be entitled, after each Utilisation Date, to test the security cover requirement under Clause 25.1 (Minimum required security cover) by reference to the Market Value of any Ship as determined in accordance with paragraphs (a) to (b) above, semi-annually during the Security Period, commencing on 31 December 2024, and from time to time as the Facility Agent may reasonably request.
(d)
Each of the valuations referred to at paragraphs (a) and (b) above shall be provided not more than 30 days before the relevant Utilisation Date, while the valuations referred to in paragraph (c) above shall be provided not more than 30 days before the financial statements of the Group are delivered pursuant to Clause 21.2 (Financial statements).
(e)
The Facility Agent may at any time after an Event of Default has occurred and is continuing obtain valuations of any Ship and any other vessel over which additional security has been created in accordance with Clause 25.2 (Provision of additional security; prepayment) from Approved Valuers to enable the Facility Agent to determine the Market Value of that Ship and any other vessel and also for the purpose of testing the security cover requirement under Clause 25.1 (Minimum required security cover). The Facility Agent shall be entitled to determine the Market Value of any Ship at any other time.
(f)
The valuations referred to in paragraphs (a) to (c) above shall be obtained at the cost and expense of the Borrowers and the Borrowers shall within three Business Days of demand by the Facility Agent pay to the Facility Agent all costs and expenses incurred by it in obtaining any such valuation, unless an Event of Default has occurred or the covenant contained in Clause 25.1 (Minimum required security cover) is not complied with, in which case the cost of all valuations shall be borne by the Borrowers.
26.
Accounts, application of Earnings and Hedge Receipts
26.1.
Accounts

No Borrower may, without the prior consent of the Facility Agent, maintain any bank account other than its Earnings Account.

26.2.
Payment of Earnings

Each Borrower shall ensure that:

(a)
subject only to the provisions of the General Assignment to which it is a party, all the Earnings in respect of the Ship owned by it are paid in to its Earnings Account; and

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(b)
all Hedge Receipts are paid in to its Earnings Account.
26.3.
Location of Accounts

Each Borrower shall promptly:

(a)
comply with any requirement of the Facility Agent as to the location or relocation of its Earnings Account; and
(b)
execute any documents which the Facility Agent specifies to create or maintain in favour of the Security Agent Security over (and/or rights of set-off, consolidation or other rights in relation to) the Earnings Accounts.
26.4.
Restriction on withdrawal

During the Security Period, a Borrower may withdraw any sum from its Earnings Account, provided that no Event of Default has occurred and is continuing or would occur from such withdrawal.

26.5.
Minimum Liquidity

The Borrowers shall maintain in their Earnings Accounts, on and from the Utilisation Date and at all times thereafter during the Security Period, a credit balance of not less than $500,000 for each Ship subject to a Mortgage (the "Minimum Liquidity").

27.
Events of Default
27.1.
General

Each of the events or circumstances set out in this Clause 27 (Events of Default) is an Event of Default except for Clause 27.21 (Acceleration) and Clause 27.22 (Enforcement of security).

27.2.
Non-payment

A Transaction Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a)
its failure to pay is caused by:
(i)
administrative or technical error; or
(ii)
a Disruption Event; and
(b)
payment is made within three Business Days of its due date.
27.3.
Specific obligations

A breach occurs of Clause 4.4 (Waiver of conditions precedent), clause 10 (financial covenants) of the Guarantee, Clause 20.34 (Sanctions), Clause 22.10 (Title), Clause 22.11 (Negative pledge), Clause 22.20 (Unlawfulness, invalidity and ranking; Security imperilled), Clause 22.21 (Sanctions), Clause 23.2 (Maintenance of obligatory insurances), Clause 23.3 (Terms of obligatory insurances), Clause 23.5 (Renewal of obligatory insurances) Clause 24.12 (Sanctions and Ship trading) or, save to the extent such breach is a failure to pay and therefore subject to Clause 27.2 (Non-payment), Clause 25 (Security Cover).

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27.4.
Other obligations
(a)
A Transaction Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 27.2 (Non-payment) and Clause 27.3 (Specific obligations)).
(b)
No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 15 Business Days of the Facility Agent giving notice to the Borrowers or (if earlier) any Transaction Obligor becoming aware of the failure to comply.
27.5.
Misrepresentation

Any representation or statement made or deemed to be made by a Transaction Obligor in the Finance Documents or any other document delivered by or on behalf of any Transaction Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading when made or deemed to be made.

27.6.
Cross default
(a)
Any Financial Indebtedness of any Transaction Obligor (other than an Approved Manager) is not paid when due nor within any originally applicable grace period.
(b)
Any Financial Indebtedness of any Transaction Obligor (other than an Approved Manager) is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).
(c)
Any commitment for any Financial Indebtedness of any Transaction Obligor (other than an Approved Manager) is cancelled or suspended by a creditor of any Transaction Obligor as a result of an event of default (however described) unless the Transaction Obligor (other than an Approved Manager) is contesting the declaration of an Event of Default or of the Financial Indebtedness becoming due and payable in good faith and on substantial grounds by appropriate proceedings and adequate reserves (in the reasonable opinion of the Facility Agent) have been set aside for its payment if such proceedings fail.
(d)
Any creditor of any Transaction Obligor (other than an Approved Manager) becomes entitled to declare any Financial Indebtedness of any Transaction Obligor (other than an Approved Manager) due and payable prior to its specified maturity as a result of an event of default (however described).
(e)
No Event of Default will occur under this Clause 27.6 (Cross default) in respect of the Guarantor and the Shareholder if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than $20,000,000 (or its equivalent in any other currency).
27.7.
Insolvency
(a)
A Transaction Obligor (other than an Approved Manager):
(i)
is unable or admits inability to pay its debts as they fall due;
(ii)
is deemed to, or is declared to, be unable to pay its debts under applicable law; or

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(iii)
suspends or threatens to suspend making payments on any of its debts.
(b)
A moratorium is declared in respect of any indebtedness of any Transaction Obligor (other than an Approved Manager). If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.
27.8.
Insolvency proceedings
(a)
Any corporate action, legal proceedings or other procedure or step is taken in relation to:
(i)
the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Transaction Obligor (other than an Approved Manager);
(ii)
a composition, compromise, assignment or arrangement with any creditor of any Transaction Obligor (other than an Approved Manager);
(iii)
the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any Transaction Obligor (other than an Approved Manager) or any of its assets; or
(iv)
enforcement of any Security over any assets of any Transaction Obligor (other than an Approved Manager),

or any analogous procedure or step is taken in any jurisdiction.

(b)
Paragraph (a) above shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 14 days of commencement.
27.9.
Creditors' process

Any expropriation, attachment, sequestration, distress or execution (or any analogous process in any jurisdiction) affects any asset or assets of a Transaction Obligor (other than an Approved Manager) having an aggregate value of $2,500,000 (or its equivalent in any other currency or currencies) (other than an arrest or detention of a Ship referred to in Clause 27.14 (Arrest)) and is not discharged within 14 days.

27.10.
Ownership of the Borrowers

A Borrower is not or ceases to be a 100 per cent. directly or indirectly (but if indirectly only through entities with registered shares) owned Subsidiary of the Guarantor.

27.11.
Unlawfulness, invalidity and ranking
(a)
It is or becomes unlawful for a Transaction Obligor to perform any of its obligations under the Finance Documents.
(b)
Any obligation of a Transaction Obligor under the Finance Documents is not or ceases to be legal, valid, binding or enforceable.

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(c)
Any Finance Document ceases to be in full force and effect or to be continuing or is or purports to be determined or any Transaction Security is alleged by a party to it (other than a Finance Party) to be ineffective.
(d)
Any Transaction Security proves to have ranked after, or loses its priority to, any other Security.
27.12.
Security imperilled; Approved Flag or Relevant Jurisdiction instability
(a)
Any Security created or intended to be created by a Finance Document is in any way imperilled or in jeopardy.
(b)
The state of the Approved Flag of a Ship or any Relevant Jurisdiction is or becomes involved in hostilities or civil war or there are events of political risk or instability or there is a seizure of power in such state by unconstitutional means, or any other event occurs in relation to a Ship, the relevant Mortgage or its Approved Flag or in any Relevant Jurisdiction and in the reasonable opinion of the Facility Agent such event is likely to have a Material Adverse Effect, unless the Borrower, within 14 days of notice of the Facility Agent to do so, re-registers that Ship on an alternative flag approved pursuant to Clause 24.2 (Ships' names and registration) and subject to that Ship remaining subject to Security created by a first priority or preferred ship mortgage on that Ship and, if appropriate, a first priority deed of covenant collateral to that mortgage (or equivalent first priority security) on substantially the same terms as the Mortgage and on such other terms and in such other form as the Facility Agent, acting with the authorisation of the Lenders, shall approve or require; and the execution of such other documentation amending and supplementing the Finance Documents, as the Facility Agent, acting with the authorisation of the Lenders, shall approve or require.
(c)
No Event of Default will occur if such Event of Default results from a Borrower's compliance with the requirements set out in paragraph (b) above.
27.13.
Cessation of business

Any Transaction Obligor suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.

27.14.
Arrest

Any arrest of a Ship or its detention in the exercise or the purported exercise of any lien or claim unless it is redelivered to the full control of the relevant Borrower within 45 days of such arrest or detention.

27.15.
Expropriation

The authority or ability of any Transaction Obligor to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any Transaction Obligor or any of its assets other than:

(a)
an arrest or detention of a Ship referred to in Clause 27.14 (Arrest); or
(b)
any Requisition.

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27.16.
Repudiation and rescission of agreements

A Transaction Obligor (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a Transaction Document or any of the Transaction Security or evidences an intention to rescind or repudiate a Transaction Document or any Transaction Security.

27.17.
Litigation

Any litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency are started or threatened, or any judgment or order of a court, arbitral body or agency is made, in relation to any of the Transaction Documents or the transactions contemplated in any of the Transaction Documents or against any member of the Group or its assets which has or is reasonably likely to have a Material Adverse Effect.

27.18.
Sanctions
(a)
Any Transaction Obligor or any of their respective Subsidiaries, directors, officers, employees or agents is designated a Restricted Party or a Ship is designated a Sanctioned Ship.
(b)
This Clause 27.18 (Sanctions) is without prejudice to any other Event of Default which may occur by reason of breach of, or non-compliance with, any of the other provisions of this Agreement which relate to Sanctions.
27.19.
Material adverse change

Any event or circumstance occurs which has or is reasonably likely to have a Material Adverse Effect.

27.20.
Termination of registration

The termination or, if applicable, the non-renewal of the registration of a Ship, in the name of the Borrower owned by it under an Approved Flag without the prior written consent of the Facility Agent.

27.21.
Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Facility Agent may, and shall if so directed by the Majority Lenders:

(a)
by notice to the Borrowers:
(i)
cancel the Available Commitment of each Lender, whereupon they shall immediately be cancelled;
(ii)
declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon it shall become immediately due and payable; and/or
(iii)
declare that all or part of the Loan be payable on demand, whereupon it shall immediately become payable on demand by the Facility Agent acting on the instructions of the Majority Lenders; and/or

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(b)
exercise or direct the Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents,

and the Facility Agent may serve notices under sub-paragraphs (i), (ii) or (iii) of paragraph (a) above simultaneously or on different dates and any Servicing Party may take any action referred to in paragraph (b) above or Clause 27.22 (Enforcement of security) if no such notice is served or simultaneously with or at any time after the service of any of such notice.

27.22.
Enforcement of security

On and at any time after the occurrence of an Event of Default the Security Agent may, and shall if so directed by the Majority Lenders, take any action which, as a result of the Event of Default or any notice served under Clause 27.21 (Acceleration), the Security Agent is entitled to take under any Finance Document or any applicable law or regulation.

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Section 9

Changes to Parties

28.
Changes to the Lenders and Hedge Counterparties
28.1.
Assignments and transfers by the Lenders

Subject to this Clause 28 (Changes to the Lenders and Hedge Counterparties), a Lender (the "Existing Lender") may:

(a)
assign any of its rights; or
(b)
transfer by novation any of its rights and obligations,

under the Finance Documents to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the "New Lender").

28.2.
Conditions of assignment or transfer
(a)
The consent of the Borrowers is required for an assignment or transfer by an Existing Lender, unless the assignment or transfer is:
(i)
to another Lender or an Affiliate of a Lender;
(ii)
if the Existing Lender is a fund, to fund which is a Related Fund; or
(iii)
made at a time when an Event of Default is continuing.
(b)
The consent of the Borrowers to an assignment or transfer must not be unreasonably withheld or delayed. Each Borrower will be deemed to have given its consent ten Business Days after the Existing Lender has requested it unless consent is expressly refused by that Borrower within that time.
(c)
The consent of a Borrower to an assignment or transfer must not be withheld solely because the assignment or transfer may result in an increase to any amount payable under Clause 15.3 (Mandatory Cost).
(d)
An assignment will only be effective on:
(i)
receipt by the Facility Agent (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Facility Agent) that the New Lender will assume the same obligations to the other Secured Parties as it would have been under if it had been an Original Lender; and
(ii)
performance by the Facility Agent of all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Facility Agent shall promptly notify to the Existing Lender and the New Lender.
(e)
Each Obligor on behalf of itself and each Transaction Obligor agrees that all rights and interests (present, future or contingent) which the Existing Lender has under or by virtue of the Finance Documents are assigned to the New Lender absolutely, free of any defects in the Existing

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Lender's title and of any rights or equities which a Borrower or any other Transaction Obligor had against the Existing Lender.
(f)
A transfer will only be effective if the procedure set out in Clause 28.5 (Procedure for transfer) is complied with.
(g)
If:
(i)
a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and
(ii)
as a result of circumstances existing at the date the assignment, transfer or change occurs, a Transaction Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 13 (Tax Gross Up and Indemnities) or under that clause as incorporated by reference or in full in any other Finance Document or Clause 14 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred. This paragraph (g) shall not apply in respect of an assignment or transfer made in the ordinary course of the primary syndication of the Facility.

(h)
Each New Lender, by executing the relevant Transfer Certificate or Assignment Agreement, confirms, for the avoidance of doubt, that the Facility Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the transfer or assignment becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.
28.3.
Assignment or transfer fee

The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Facility Agent (for its own account) a fee of $3,000.

28.4.
Limitation of responsibility of Existing Lenders
(a)
Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:
(i)
the legality, validity, effectiveness, adequacy or enforceability of the Transaction Documents, the Transaction Security or any other documents;
(ii)
the financial condition of any Transaction Obligor;
(iii)
the performance and observance by any Transaction Obligor of its obligations under the Transaction Documents or any other documents; or
(iv)
the accuracy of any statements (whether written or oral) made in or in connection with any Transaction Document or any other document,

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and any representations or warranties implied by law are excluded.

(b)
Each New Lender confirms to the Existing Lender and the other Finance Parties and the Secured Parties that it:
(i)
has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Transaction Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender or any other Finance Party in connection with any Transaction Document or the Transaction Security; and
(ii)
will continue to make its own independent appraisal of the creditworthiness of each Transaction Obligor and its related entities throughout the Security Period.
(c)
Nothing in any Finance Document obliges an Existing Lender to:
(i)
accept a re-transfer or re-assignment from a New Lender of any of the rights and obligations assigned or transferred under this Clause 28 (Changes to the Lenders and Hedge Counterparties); or
(ii)
support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Transaction Obligor of its obligations under the Transaction Documents or otherwise.
28.5.
Procedure for transfer
(a)
Subject to the conditions set out in Clause 28.2 (Conditions of assignment or transfer), a transfer is effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (b) below as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with this Agreement and delivered in accordance with this Agreement, execute that Transfer Certificate.
(b)
The Facility Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.
(c)
Subject to Clause 28.9 (Pro rata interest settlement), on the Transfer Date:
(i)
to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents and in respect of the Transaction Security, each of the Transaction Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and in respect of the Transaction Security and their respective rights against one another under the Finance Documents and in respect of the Transaction Security shall be cancelled (being the "Discharged Rights and Obligations");
(ii)
each of the Transaction Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Transaction Obligor and the New

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Lender have assumed and/or acquired the same in place of that Transaction Obligor and the Existing Lender;
(iii)
the Facility Agent, the Security Agent, the Arranger, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves and in respect of the Transaction Security as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Facility Agent, the Security Agent, the Arranger and the Existing Lenders shall each be released from further obligations to each other under the Finance Documents; and
(iv)
the New Lender shall become a Party as a "Lender".
28.6.
Procedure for assignment
(a)
Subject to the conditions set out in Clause 28.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Facility Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.
(b)
The Facility Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.
(c)
Subject to Clause 28.9 (Pro rata interest settlement), on the Transfer Date:
(i)
the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents and in respect of the Transaction Security expressed to be the subject of the assignment in the Assignment Agreement;
(ii)
the Existing Lender will be released from the obligations (the "Relevant Obligations") expressed to be the subject of the release in the Assignment Agreement (and any corresponding obligations by which it is bound in respect of the Transaction Security); and
(iii)
the New Lender shall become a Party as a "Lender" and will be bound by obligations equivalent to the Relevant Obligations.
(d)
Lenders may utilise procedures other than those set out in this Clause 28.6 (Procedure for assignment) to assign their rights under the Finance Documents (but not, without the consent of the relevant Transaction Obligor or unless in accordance with Clause 28.5 (Procedure for transfer), to obtain a release by that Transaction Obligor from the obligations owed to that Transaction Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in Clause 28.2 (Conditions of assignment or transfer).

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28.7.
Copy of Transfer Certificate or Assignment Agreement to Borrowers

The Facility Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Assignment Agreement, send to the Borrowers a copy of that Transfer Certificate or Assignment Agreement.

28.8.
Security over Lenders' rights

In addition to the other rights provided to Lenders under this Clause 28 (Changes to the Lenders and Hedge Counterparties), each Lender may without consulting with or obtaining consent from any Transaction Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)
any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and
(b)
any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or Security shall:

(i)
release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or
(ii)
require any payments to be made by a Transaction Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.
28.9.
Pro rata interest settlement
(a)
If the Facility Agent has notified the Lenders that it is able to distribute interest payments on a "pro rata basis" to Existing Lenders and New Lenders then (in respect of any transfer pursuant to Clause 28.5 (Procedure for transfer) or any assignment pursuant to Clause 28.6 (Procedure for assignment) the Transfer Date of which, in each case, is after the date of such notification and is not on the last day of an Interest Period):
(i)
any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date ("Accrued Amounts") and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period (or, if the Interest Period is longer than six Months, on the next of the dates which falls at six Monthly intervals after the first day of that Interest Period); and
(ii)
the rights assigned or transferred by the Existing Lender will not include the right to the Accrued Amounts, so that, for the avoidance of doubt:
(A)
when the Accrued Amounts become payable, those Accrued Amounts will be payable to the Existing Lender; and

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(B)
the amount payable to the New Lender on that date will be the amount which would, but for the application of this Clause 28.9 (Pro rata interest settlement), have been payable to it on that date, but after deduction of the Accrued Amounts.
(b)
In this Clause 28.9 (Pro rata interest settlement) references to "Interest Period" shall be construed to include a reference to any other period for accrual of fees.
(c)
An Existing Lender which retains the right to the Accrued Amounts pursuant to this Clause 28.9 (Pro rata interest settlement) but which does not have a Commitment shall be deemed not to be a Lender for the purposes of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve any request for a consent, waiver, amendment or other vote of Lenders under the Finance Documents.
29.
Changes to the Transaction Obligors
29.1.
Assignment or transfer by Transaction Obligors

No Transaction Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

29.2.
Release of security
(a)
If a disposal of any asset subject to security created by a Security Document is made in the following circumstances:
(i)
the disposal is permitted by the terms of any Finance Document;
(ii)
all the Lenders agree to the disposal;
(iii)
the disposal is being made at the request of the Security Agent in circumstances where any security created by the Security Documents has become enforceable; or
(iv)
the disposal is being effected by enforcement of a Security Document,

the Security Agent may release the asset(s) being disposed of from any security over those assets created by a Security Document. However, the proceeds of any disposal (or an amount corresponding to them) must be applied in accordance with the requirements of the Finance Documents (if any).

(b)
If the Security Agent is satisfied that a release is allowed under this Clause 29.2 (Release of security) (at the request and expense of the Borrowers) each Finance Party must enter into any document and do all such other things which are reasonably required to achieve that release. Each other Finance Party irrevocably authorises the Security Agent to enter into any such document. Any release will not affect the obligations of any other Transaction Obligor under the Finance Documents.

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Section 10

The Finance Parties

30.
The Facility Agent and the Arranger
30.1.
Appointment of the Facility Agent
(a)
Each of the Arranger, the Lenders and the Hedge Counterparties appoints the Facility Agent to act as its agent under and in connection with the Finance Documents.
(b)
Each of the Arranger, the Lenders and the Hedge Counterparties authorises the Facility Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Facility Agent under, or in connection with, the Finance Documents together with any other incidental rights, powers, authorities and discretions.
30.2.
Instructions
(a)
The Facility Agent shall:
(i)
unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Facility Agent in accordance with any instructions given to it by:
(A)
all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision; and
(B)
in all other cases, the Majority Lenders; and
(ii)
not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with sub-paragraph (i) above (or, if this Agreement stipulates the matter is a decision for any other Finance Party or group of Finance Parties, in accordance with instructions given to it by that Finance Party or group of Finance Parties).
(b)
The Facility Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Facility Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.
(c)
Save in the case of decisions stipulated to be a matter for any other Finance Party or group of Finance Parties under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Facility Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.
(d)
Paragraph (a) above shall not apply:
(i)
where a contrary indication appears in a Finance Document;
(ii)
where a Finance Document requires the Facility Agent to act in a specified manner or to take a specified action;

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(iii)
in respect of any provision which protects the Facility Agent's own position in its personal capacity as opposed to its role of Facility Agent for the relevant Finance Parties.
(e)
If giving effect to instructions given by the Majority Lenders would in the Facility Agent's opinion have an effect equivalent to an amendment or waiver referred to in Clause 44 (Amendments and Waivers), the Facility Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Facility Agent) whose consent would have been required in respect of that amendment or waiver.
(f)
In exercising any discretion to exercise a right, power or authority under the Finance Documents where it has not received any instructions as to the exercise of that discretion the Facility Agent shall do so having regard to the interests of all the Finance Parties.
(g)
The Facility Agent may refrain from acting in accordance with any instructions of any Finance Party or group of Finance Parties until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.
(h)
Without prejudice to the remainder of this Clause 30.2 (Instructions), in the absence of instructions, the Facility Agent shall not be obliged to take any action (or refrain from taking action) even if it considers acting or not acting to be in the best interests of the Finance Parties. The Facility Agent may act (or refrain from acting) as it considers to be in the best interest of the Finance Parties.
(i)
The Facility Agent is not authorised to act on behalf of a Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (i) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or Security Documents.
30.3.
Duties of the Facility Agent
(a)
The Facility Agent's duties under the Finance Documents are solely mechanical and administrative in nature.
(b)
Subject to paragraph (c) below, the Facility Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Facility Agent for that Party by any other Party.
(c)
Without prejudice to Clause 28.7 (Copy of Transfer Certificate or Assignment Agreement to Borrowers), paragraph (b) above shall not apply to any Transfer Certificate or any Assignment Agreement.
(d)
Except where a Finance Document specifically provides otherwise, the Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.
(e)
If the Facility Agent receives notice from a Party referring to any Finance Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.
(f)
If the Facility Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Facility Agent, the Arranger or the Security Agent) under this Agreement, it shall promptly notify the other Finance Parties.

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(g)
The Facility Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).
30.4.
Role of the Arranger

Except as specifically provided in the Finance Documents, the Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

30.5.
No fiduciary duties
(a)
Nothing in any Finance Document constitutes the Facility Agent or the Arranger as a trustee or fiduciary of any other person.
(b)
Neither the Facility Agent nor the Arranger shall be bound to account to other Finance Party for any sum or the profit element of any sum received by it for its own account.
30.6.
Application of receipts

Except as expressly stated to the contrary in any Finance Document, any moneys which the Facility Agent receives or recovers in its capacity as Facility Agent shall be applied by the Facility Agent in accordance with Clause 34.5 (Application of receipts; partial payments).

30.7.
Business with the Group

The Facility Agent and the Arranger may accept deposits from, lend money to, and generally engage in any kind of banking or other business with, any member of the Group.

30.8.
Rights and discretions
(a)
The Facility Agent may:
(i)
rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;
(ii)
assume that:
(A)
any instructions received by it from the Majority Lenders, any Finance Parties or any group of Finance Parties are duly given in accordance with the terms of the Finance Documents; and
(B)
unless it has received notice of revocation, that those instructions have not been revoked; and
(iii)
rely on a certificate from any person:
(A)
as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or
(B)
to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

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(b)
The Facility Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Finance Parties) that:
(i)
no Default has occurred (unless it has actual knowledge of a Default arising under Clause 27.2 (Non-payment));
(ii)
any right, power, authority or discretion vested in any Party or any group of Finance Parties has not been exercised; and
(iii)
any notice or request made by any Borrower (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Transaction Obligors.
(c)
The Facility Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.
(d)
Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Facility Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Facility Agent (and so separate from any lawyers instructed by the Lenders) if the Facility Agent in its reasonable opinion deems this to be desirable.
(e)
The Facility Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Facility Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.
(f)
The Facility Agent may act in relation to the Finance Documents and the Security Property through its officers, employees and agents and shall not:
(i)
be liable for any error of judgment made by any such person; or
(ii)
be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Facility Agent's gross negligence or wilful misconduct.

(g)
Unless a Finance Document expressly provides otherwise the Facility Agent may disclose to any other Party any information it reasonably believes it has received as agent under the Finance Documents.
(h)
Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent nor the Arranger is obliged to do or omit to do anything if it would or might, in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.
(i)
Notwithstanding any provision of any Finance Document to the contrary, the Facility Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

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30.9.
Responsibility for documentation

Neither the Facility Agent nor the Arranger is responsible or liable for:

(a)
the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Facility Agent, the Security Agent, the Arranger, a Transaction Obligor or any other person in, or in connection with, any Transaction Document or the transactions contemplated in the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document;
(b)
the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document or the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or
(c)
any determination as to whether any information provided or to be provided to any Finance Party or Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.
30.10.
No duty to monitor

The Facility Agent shall not be bound to enquire:

(a)
whether or not any Default has occurred;
(b)
as to the performance, default or any breach by any Transaction Obligor of its obligations under any Transaction Document; or
(c)
whether any other event specified in any Transaction Document has occurred.
30.11.
Exclusion of liability
(a)
Without limiting paragraph (b) below (and without prejudice to paragraph (e) of Clause 34.11 (Disruption to Payment Systems etc.) or any other provision of any Finance Document excluding or limiting the liability of the Facility Agent), the Facility Agent will not be liable (including, without limitation, for negligence or any other category of liability whatsoever) for:
(i)
any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Transaction Document or the Security Property, unless directly caused by its gross negligence or wilful misconduct;
(ii)
exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Transaction Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or
(iii)
any shortfall which arises on the enforcement or realisation of the Security Property; or
(iv)
without prejudice to the generality of sub-paragraphs (i) to (iii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:
(A)
any act, event or circumstance not reasonably within its control; or

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(B)
the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)
No Party other than the Facility Agent may take any proceedings against any officer, employee or agent of the Facility Agent in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Transaction Document or any Security Property and any officer, employee or agent of the Facility Agent may rely on this paragraph (b) subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.
(c)
The Facility Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Facility Agent if the Facility Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Facility Agent for that purpose.
(d)
Nothing in this Agreement shall oblige the Facility Agent or the Arranger to carry out:
(i)
any "know your customer" or other checks in relation to any person; or
(ii)
any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Finance Party,

on behalf of any Finance Party and each Finance Party confirms to the Facility Agent and the Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent or the Arranger.

(e)
Without prejudice to any provision of any Finance Document excluding or limiting the Facility Agent's liability, any liability (including, without limitation, for negligence or any other category of liability whatsoever) of the Facility Agent arising under or in connection with any Transaction Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Facility Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Facility Agent at any time which increase the amount of that loss. In no event shall the Facility Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Facility Agent has been advised of the possibility of such loss or damages.
30.12.
Lenders' indemnity to the Facility Agent
(a)
Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Facility Agent, within three Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Facility Agent (otherwise than by reason of the Facility Agent's gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 34.11 (Disruption to Payment Systems etc.) notwithstanding the Facility Agent's negligence, gross negligence or any other category of liability whatsoever but not

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including any claim based on the fraud of the Facility Agent) in acting as Facility Agent under the Finance Documents (unless the Facility Agent has been reimbursed by a Transaction Obligor pursuant to a Finance Document).
(b)
Subject to paragraph (c) below, the Borrowers shall immediately on demand reimburse any Lender for any payment that Lender makes to the Facility Agent pursuant to paragraph (a) above.
(c)
Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Facility Agent to an Obligor.
30.13.
Resignation of the Facility Agent
(a)
The Facility Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Borrowers.
(b)
Alternatively, the Facility Agent may resign by giving 30 days' notice to the other Finance Parties and the Borrowers, in which case the Majority Lenders may appoint a successor Facility Agent.
(c)
If the Majority Lenders have not appointed a successor Facility Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Facility Agent may appoint a successor Facility Agent.
(d)
If the Facility Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent and the Facility Agent is entitled to appoint a successor Facility Agent under paragraph (c) above, the Facility Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Facility Agent to become a party to this Agreement as Facility Agent) agree with the proposed successor Facility Agent amendments to this Clause 30 (The Facility Agent and the Arranger) and any other term of this Agreement dealing with the rights or obligations of the Facility Agent consistent with then current market practice for the appointment and protection of corporate trustees and those amendments will bind the Parties.
(e)
The retiring Facility Agent shall make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility Agent may reasonably request for the purposes of performing its functions as Facility Agent under the Finance Documents. The Borrowers shall, within three Business Days of demand, reimburse the retiring Facility Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.
(f)
The Facility Agent's resignation notice shall only take effect upon the appointment of a successor.
(g)
Upon the appointment of a successor, the retiring Facility Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (e) above) but shall remain entitled to the benefit of Clause 15.3 (Indemnity to the Facility Agent) and this Clause 30 (The Facility Agent and the Arranger) and any other provisions of a Finance Document which are expressed to limit or exclude its liability (or to indemnify it) in acting as Facility Agent. Any fees for the account of the retiring Facility Agent shall cease to accrue from (and shall be payable on) that date. Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.
(h)
The Majority Lenders may, by notice to the Facility Agent, require it to resign in accordance with paragraph (b) above. In this event, the Facility Agent shall resign in accordance with paragraph (b) above but the cost referred to in paragraph (e) above shall be for the account of the Borrowers.

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(i)
The consent of any Borrower (or any other Transaction Obligor) is not required for an assignment or transfer of rights and/or obligations by the Facility Agent.
30.14.
Confidentiality
(a)
In acting as Facility Agent for the Finance Parties, the Facility Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.
(b)
If information is received by a division or department of the Facility Agent other than the division or department responsible for complying with the obligations assumed by it under the Finance Documents, that information may be treated as confidential to that division or department, and the Facility Agent shall not be deemed to have notice of it nor shall it be obliged to disclose such information to any Party.
(c)
Notwithstanding any other provision of any Finance Document to the contrary, neither the Facility Agent nor the Arranger is obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.
30.15.
Relationship with the other Finance Parties
(a)
Subject to Clause 28.9 (Pro rata interest settlement), the Facility Agent may treat the person shown in its records as Lender or Hedge Counterparty at the opening of business (in the place of the Facility Agent's principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office, or, as the case may be, the Hedge Counterparty:
(i)
entitled to or liable for any payment due under any Finance Document on that day; and
(ii)
entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five Business Days' prior notice from that Lender or Hedge Counterparty to the contrary in accordance with the terms of this Agreement.

(b)
Each Finance Party shall supply the Facility Agent with any information that the Security Agent may reasonably specify (through the Facility Agent) as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent. Each Finance Party shall deal with the Security Agent exclusively through the Facility Agent and shall not deal directly with the Security Agent and any reference to any instructions being given by or sought from any Finance Party or group of Finance Parties by or to the Security Agent in this Agreement must be given or sought through the Facility Agent.
(c)
Any Lender may by notice to the Facility Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 37.5 (Electronic communication)) electronic mail address and/or any other information required to enable the transmission of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address (or such other information), department and officer by that Lender for the purposes of Clause 37.2 (Addresses) and sub-paragraph (ii) of paragraph (a) of Clause 37.5 (Electronic communication) and the Facility Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

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30.16.
Credit appraisal by the Finance Parties

Without affecting the responsibility of any Transaction Obligor for information supplied by it or on its behalf in connection with any Transaction Document, each Finance Party confirms to the Facility Agent and the Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under, or in connection with, any Transaction Document including but not limited to:

(a)
the financial condition, status and nature of each member of the Group;
(b)
the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;
(c)
whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under, or in connection with, any Transaction Document, the Security Property, the transactions contemplated by the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;
(d)
the adequacy, accuracy or completeness of any information provided by the Facility Agent, any Party or by any other person under, or in connection with, any Transaction Document, the transactions contemplated by any Transaction Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document; and
(e)
the right or title of any person in or to or the value or sufficiency of any part of the Security Assets, the priority of any of the Transaction Security or the existence of any Security affecting the Security Assets.
30.17.
Facility Agent's management time

Any amount payable to the Facility Agent under Clause 15.3 (Indemnity to the Facility Agent), Clause 17 (Costs and Expenses) and Clause 30.12 (Lenders' indemnity to the Facility Agent) shall include the cost of utilising the Facility Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Facility Agent may notify to the Borrowers and the other Finance Parties, and is in addition to any fee paid or payable to the Facility Agent under Clause 12 (Fees).

30.18.
Deduction from amounts payable by the Facility Agent

If any Party owes an amount to the Facility Agent under the Finance Documents, the Facility Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

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30.19.
Reliance and engagement letters

Each Secured Party confirms that each of the Arranger and the Facility Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Arranger or the Facility Agent) the terms of any reliance letter or engagement letters or any reports or letters provided by accountants, auditors or providers of due diligence reports in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those, reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

30.20.
Full freedom to enter into transactions

Without prejudice to Clause 30.7 (Business with the Group) or any other provision of a Finance Document and notwithstanding any rule of law or equity to the contrary, the Facility Agent shall be absolutely entitled:

(a)
to enter into and arrange banking, derivative, investment and/or other transactions of every kind with or affecting any Transaction Obligor or any person who is party to, or referred to in, a Finance Document (including, but not limited to, any interest or currency swap or other transaction, whether related to this Agreement or not, and acting as syndicate agent and/or security agent for, and/or participating in, other facilities to such Transaction Obligor or any person who is party to, or referred to in, a Finance Document);
(b)
to deal in and enter into and arrange transactions relating to:
(i)
any securities issued or to be issued by any Transaction Obligor or any other person; or
(ii)
any options or other derivatives in connection with such securities; and
(c)
to provide advice or other services to any Borrower or any person who is a party to, or referred to in, a Finance Document,

and, in particular, the Facility Agent shall be absolutely entitled, in proposing, evaluating, negotiating, entering into and arranging all such transactions and in connection with all other matters covered by paragraphs (a), (b) and (c) above, to use (subject only to insider dealing legislation) any information or opportunity, howsoever acquired by it, to pursue its own interests exclusively, to refrain from disclosing such dealings, transactions or other matters or any information acquired in connection with them and to retain for its sole benefit all profits and benefits derived from the dealings transactions or other matters.

30.21.
Amounts paid in error
(a)
If the Facility Agent pays an amount to another Party and the Facility Agent notifies that Party that such payment was an Erroneous Payment then the Party to whom that amount was paid by the Facility Agent shall on demand refund the same to the Facility Agent together with interest on that amount from the date of payment to the date of receipt by the Facility Agent, calculated by the Facility Agent to reflect its cost of funds.
(b)
Neither:
(i)
the obligations of any Party to the Facility Agent; nor
(ii)
the remedies of the Facility Agent,

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(whether arising under this Clause 30.21 (Amounts paid in error) or otherwise) which relate to an Erroneous Payment will be affected by any act, omission, matter or thing which, but for this paragraph (b), would reduce, release or prejudice any such obligation or remedy (whether or not known by the Facility Agent or any other Party).

(c)
All payments to be made by a Party to the Facility Agent (whether made pursuant to this Clause 30.21 (Amounts paid in error) or otherwise) which relate to an Erroneous Payment shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.
(d)
In this Agreement, "Erroneous Payment" means a payment of an amount by the Facility Agent to another Party which the Facility Agent determines (in its sole discretion) was made in error.
31.
The Security Agent
31.1.
Trust
(a)
The Security Agent declares that it holds the Security Property on trust for the Secured Parties, other than any Security Property it holds pursuant to the parallel debt structure, on the terms contained in this Agreement and shall deal with the Security Property in accordance with this Clause 31 (The Security Agent) and the other provisions of the Finance Documents.
(b)
Each other Finance Party authorises the Security Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Security Agent under, or in connection with, the Finance Documents together with any other incidental rights, powers, authorities and discretions.
31.2.
Parallel Debt (Covenant to pay the Security Agent)
(a)
Each Obligor irrevocably and unconditionally undertakes to pay to the Security Agent its Parallel Debt which shall be amounts equal to, and in the currency or currencies of, its Corresponding Debt.
(b)
The Parallel Debt of an Obligor:
(i)
shall become due and payable at the same time as its Corresponding Debt;
(ii)
is independent and separate from, and without prejudice to, its Corresponding Debt.
(c)
For purposes of this Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)), the Security Agent:
(i)
is the independent and separate creditor of each Parallel Debt;
(ii)
acts in its own name and not as agent, representative or trustee of the Finance Parties and its claims in respect of each Parallel Debt shall not be held on trust; and
(iii)
shall have the independent and separate right to demand payment of each Parallel Debt in its own name (including, without limitation, through any suit, execution, enforcement of security, recovery of guarantees and applications for and voting in any kind of insolvency proceeding).

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(d)
The Parallel Debt of an Obligor shall be:
(i)
decreased to the extent that its Corresponding Debt has been irrevocably and unconditionally paid or discharged; and
(ii)
increased to the extent that its Corresponding Debt has increased,

and the Corresponding Debt of an Obligor shall be decreased to the extent that its Parallel Debt has been irrevocably and unconditionally paid or discharged,

in each case provided that the Parallel Debt of an Obligor shall never exceed its Corresponding Debt.

(e)
All amounts received or recovered by the Security Agent in connection with this Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) to the extent permitted by applicable law, shall be applied in accordance with Clause 34.5 (Application of receipts; partial payments).
(f)
This Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) shall apply, with any necessary modifications, to each Finance Document.
31.3.
Enforcement through Security Agent only

The Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any right, power, authority or discretion arising under the Security Documents except through the Security Agent.

31.4.
Instructions
(a)
The Security Agent shall:
(i)
unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Security Agent in accordance with any instructions given to it by:
(A)
all Lenders (or the Facility Agent on their behalf) if the relevant Finance Document stipulates the matter is an all Lender decision; and
(B)
in all other cases, the Majority Lenders (or the Facility Agent on their behalf); and
(ii)
not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with sub-paragraph (i) above (or if this Agreement stipulates the matter is a decision for any other Finance Party or group of Finance Parties, in accordance with instructions given to it by that Finance Party or group of Finance Parties).
(b)
The Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or the Facility Agent on their behalf) (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Security Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

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(c)
Save in the case of decisions stipulated to be a matter for any other Finance Party or group of Finance Parties under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Security Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.
(d)
Paragraph (a) above shall not apply:
(i)
where a contrary indication appears in a Finance Document;
(ii)
where a Finance Document requires the Security Agent to act in a specified manner or to take a specified action;
(iii)
in respect of any provision which protects the Security Agent's own position in its personal capacity as opposed to its role of Security Agent for the relevant Secured Parties.
(iv)
in respect of the exercise of the Security Agent's discretion to exercise a right, power or authority under any of:
(A)
Clause 31.28 (Application of receipts);
(B)
Clause 31.29 (Permitted Deductions); and
(C)
Clause 31.30 (Prospective liabilities).
(e)
If giving effect to instructions given by the Majority Lenders would in the Security Agent's opinion have an effect equivalent to an amendment or waiver referred to in Clause 44 (Amendments and Waivers), the Security Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Security Agent) whose consent would have been required in respect of that amendment or waiver.
(f)
In exercising any discretion to exercise a right, power or authority under the Finance Documents where either:
(i)
it has not received any instructions as to the exercise of that discretion; or
(ii)
the exercise of that discretion is subject to sub-paragraph (iv) of paragraph (d) above,

the Security Agent shall do so having regard to the interests of all the Secured Parties.

(g)
The Security Agent may refrain from acting in accordance with any instructions of any Finance Party or group of Finance Parties until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.
(h)
Without prejudice to the remainder of this Clause 31.4 (Instructions), in the absence of instructions, the Security Agent may (but shall not be obliged to) take such action in the exercise of its powers and duties under the Finance Documents as it considers in its discretion to be appropriate.

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(i)
The Security Agent is not authorised to act on behalf of a Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (i) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or Security Documents.
31.5.
Duties of the Security Agent
(a)
The Security Agent's duties under the Finance Documents are solely mechanical and administrative in nature.
(b)
The Security Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Security Agent for that Party by any other Party.
(c)
Except where a Finance Document specifically provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.
(d)
If the Security Agent receives notice from a Party referring to any Finance Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.
(e)
The Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).
31.6.
No fiduciary duties
(a)
Nothing in any Finance Document constitutes the Security Agent as an agent, trustee or fiduciary of any Transaction Obligor.
(b)
The Security Agent shall not be bound to account to any other Secured Party for any sum or the profit element of any sum received by it for its own account.
31.7.
Business with the Group

The Security Agent may accept deposits from, lend money to, and generally engage in any kind of banking or other business with, any member of the Group.

31.8.
Rights and discretions
(a)
The Security Agent may:
(i)
rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;
(ii)
assume that:
(A)
any instructions received by it from the Majority Lenders, any Finance Parties or any group of Finance Parties are duly given in accordance with the terms of the Finance Documents;

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(B)
unless it has received notice of revocation, that those instructions have not been revoked;
(C)
if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Finance Documents for so acting have been satisfied; and
(iii)
rely on a certificate from any person:
(A)
as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or
(B)
to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)
The Security Agent shall be entitled to carry out all dealings with the other Finance Parties through the Facility Agent and may give to the Facility Agent any notice or other communication required to be given by the Security Agent to any Finance Party.
(c)
The Security Agent may assume (unless it has received notice to the contrary in its capacity as security agent for the Secured Parties) that:
(i)
no Default has occurred;
(ii)
any right, power, authority or discretion vested in any Party or any group of Finance Parties has not been exercised; and
(iii)
any notice or request made by any Borrower (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Transaction Obligors.
(d)
The Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.
(e)
Without prejudice to the generality of paragraph (c) above or paragraph (f) below, the Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Security Agent (and so separate from any lawyers instructed by the Facility Agent or the Lenders) if the Security Agent in its reasonable opinion deems this to be desirable.
(f)
The Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Security Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.
(g)
The Security Agent may act in relation to the Finance Documents and the Security Property through its officers, employees and agents and shall not:
(i)
be liable for any error of judgment made by any such person; or

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(ii)
be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Security Agent's gross negligence or wilful misconduct.

(h)
Unless a Finance Document expressly provides otherwise the Security Agent may disclose to any other Party any information it reasonably believes it has received as security agent under the Finance Documents.
(i)
Notwithstanding any other provision of any Finance Document to the contrary, the Security Agent is not obliged to do or omit to do anything if it would or might, in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.
(j)
Notwithstanding any provision of any Finance Document to the contrary, the Security Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.
31.9.
Responsibility for documentation

None of the Security Agent, any Receiver or Delegate is responsible or liable for:

(a)
the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Facility Agent, the Security Agent, the Arranger, a Transaction Obligor or any other person in, or in connection with, any Transaction Document or the transactions contemplated in the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document; or
(b)
the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document or the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or
(c)
any determination as to whether any information provided or to be provided to any Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.
31.10.
No duty to monitor

The Security Agent shall not be bound to enquire:

(a)
whether or not any Default has occurred;
(b)
as to the performance, default or any breach by any Transaction Obligor of its obligations under any Transaction Document; or
(c)
whether any other event specified in any Transaction Document has occurred.

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31.11.
Exclusion of liability
(a)
Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Security Agent or any Receiver or Delegate), none of the Security Agent nor any Receiver or Delegate will be liable (including, without limitation, for negligence or any other category of liability whatsoever) for:
(i)
any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Transaction Document or the Security Property, unless directly caused by its gross negligence or wilful misconduct;
(ii)
exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Transaction Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Transaction Document or the Security Property; or
(iii)
any shortfall which arises on the enforcement or realisation of the Security Property; or
(iv)
without prejudice to the generality of sub-paragraphs (i) to (iii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:
(A)
any act, event or circumstance not reasonably within its control; or
(B)
the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)
No Party other than the Security Agent, that Receiver or that Delegate (as applicable) may take any proceedings against any officer, employee or agent of the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Transaction Document or any Security Property and any officer, employee or agent of the Security Agent, a Receiver or a Delegate may rely on this paragraph (b) subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.
(c)
The Security Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Security Agent if the Security Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Security Agent for that purpose.

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(d)
Nothing in this Agreement shall oblige the Security Agent to carry out:
(i)
any "know your customer" or other checks in relation to any person; or
(ii)
any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Finance Party,

on behalf of any Finance Party and each Finance Party confirms to the Security Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Security Agent.

(e)
Without prejudice to any provision of any Finance Document excluding or limiting the liability of the Security Agent or any Receiver or Delegate, any liability (including, without limitation, for negligence or any other category of liability whatsoever) of the Security Agent or any Receiver or Delegate arising under or in connection with any Transaction Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Security Agent, Receiver or Delegate or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Security Agent, any Receiver or Delegate at any time which increase the amount of that loss. In no event shall the Security Agent, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Security Agent, the Receiver or Delegate has been advised of the possibility of such loss or damages.
31.12.
Lenders' indemnity to the Security Agent
(a)
Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Security Agent and every Receiver, within three Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by any of them (otherwise than by reason of the Security Agent's or Receiver's gross negligence or wilful misconduct) in acting as Security Agent or Receiver under the Finance Documents (unless the Security Agent or Receiver has been reimbursed by a Transaction Obligor pursuant to a Finance Document).
(b)
Subject to paragraph (c) below, the Borrowers shall immediately on demand reimburse any Lender for any payment that Lender makes to the Security Agent pursuant to paragraph (a) above.
(c)
Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Security Agent to an Obligor.
31.13.
Resignation of the Security Agent
(a)
The Security Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Borrowers.
(b)
Alternatively, the Security Agent may resign by giving 30 days' notice to the other Finance Parties and the Borrowers, in which case the Majority Lenders may appoint a successor Security Agent.

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(c)
If the Majority Lenders have not appointed a successor Security Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Security Agent may appoint a successor Security Agent.
(d)
The retiring Security Agent shall make available to the successor Security Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as Security Agent under the Finance Documents. The Borrowers shall, within three Business Days of demand, reimburse the retiring Security Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.
(e)
The Security Agent's resignation notice shall only take effect upon:
(i)
the appointment of a successor; and
(ii)
the transfer, by way of a document expressed as a deed, of all the Security Property to that successor.
(f)
Upon the appointment of a successor, the retiring Security Agent shall be discharged, by way of a document executed as a deed, from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) of Clause 31.25 (Winding up of trust) and paragraph (d) above) but shall remain entitled to the benefit of Clause 15.5 (Indemnity to the Security Agent) and this Clause 31 (The Security Agent) and any other provisions of a Finance Document which are expressed to limit or exclude its liability (or to indemnify it) in acting as Security Agent. Any fees for the account of the retiring Security Agent shall cease to accrue from (and shall be payable on) that date. Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.
(g)
The Majority Lenders may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) above. In this event, the Security Agent shall resign in accordance with paragraph (b) above but the cost referred to in paragraph (d) above shall be for the account of the Borrowers.
(h)
The consent of any Borrower (or any other Transaction Obligor) is not required for an assignment or transfer of rights and/or obligations by the Security Agent.
31.14.
Confidentiality
(a)
In acting as Security Agent for the Finance Parties, the Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any other of its divisions or departments.
(b)
If information is received by a division or department of the Security Agent other than the division or department responsible for complying with the obligations assumed by it under the Finance Documents, that information may be treated as confidential to that division or department, and the Security Agent shall not be deemed to have notice of it nor shall it be obliged to disclose such information to any Party.
(c)
Notwithstanding any other provision of any Finance Document to the contrary, the Security Agent is not obliged to disclose to any other person (i) any confidential information or (ii) any

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other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.
31.15.
Credit appraisal by the Finance Parties

Without affecting the responsibility of any Transaction Obligor for information supplied by it or on its behalf in connection with any Transaction Document, each Finance Party confirms to the Security Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under, or in connection with, any Transaction Document including but not limited to:

(a)
the financial condition, status and nature of each member of the Group;
(b)
the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;
(c)
whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under, or in connection with, any Transaction Document, the Security Property, the transactions contemplated by the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security Property;
(d)
the adequacy, accuracy or completeness of any information provided by the Security Agent, any Party or by any other person under, or in connection with, any Transaction Document, the transactions contemplated by any Transaction Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document; and
(e)
the right or title of any person in or to or the value or sufficiency of any part of the Security Assets, the priority of any of the Transaction Security or the existence of any Security affecting the Security Assets.
31.16.
Security Agent's management time
(a)
Any amount payable to the Security Agent under Clause 15.5 (Indemnity to the Security Agent), Clause 17 (Costs and Expenses) and Clause 31.12 (Lenders' indemnity to the Security Agent) shall include the cost of utilising the Security Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Security Agent may notify to the Borrowers and the other Finance Parties, and is in addition to any fee paid or payable to the Security Agent under Clause 12 (Fees).
(b)
Without prejudice to paragraph (a) above, in the event of:
(i)
a Default;
(ii)
the Security Agent being requested by a Transaction Obligor or the Majority Lenders to undertake duties which the Security Agent and the Borrowers agree to be of an exceptional nature or outside the scope of the normal duties of the Security Agent under the Finance Documents; or

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(iii)
the Security Agent and the Borrowers agreeing that it is otherwise appropriate in the circumstances,

the Borrowers shall pay to the Security Agent any additional remuneration (together with any applicable VAT) that may be agreed between them or determined pursuant to paragraph (c) below.

(c)
If the Security Agent and the Borrowers fail to agree upon the nature of the duties, or upon the additional remuneration referred to in paragraph (b) above or whether additional remuneration is appropriate in the circumstances, any dispute shall be determined by an investment bank (acting as an expert and not as an arbitrator) selected by the Security Agent and approved by the Borrowers or, failing approval, nominated (on the application of the Security Agent) by the President for the time being of the Law Society of England and Wales (the costs of the nomination and of the investment bank being payable by the Borrowers) and the determination of any investment bank shall be final and binding upon the Parties.
31.17.
Reliance and engagement letters

Each Secured Party confirms that the Security Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Security Agent) the terms of any reliance letter or engagement letters or any reports or letters provided by accountants, auditors or providers of due diligence reports in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those, reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

31.18.
No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a)
require the deposit with it of any deed or document certifying, representing or constituting the title of any Transaction Obligor to any of the Security Assets;
(b)
obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Finance Document or the Transaction Security;
(c)
register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Finance Document or of the Transaction Security;
(d)
take, or to require any Transaction Obligor to take, any step to perfect its title to any of the Security Assets or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or
(e)
require any further assurance in relation to any Finance Document.
31.19.
Insurance by Security Agent
(a)
The Security Agent shall not be obliged:
(i)
to insure any of the Security Assets;

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(ii)
to require any other person to maintain any insurance; or
(iii)
to verify any obligation to arrange or maintain insurance contained in any Finance Document,
(iv)
and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.
(b)
Where the Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Majority Lenders request it to do so in writing and the Security Agent fails to do so within 14 days after receipt of that request.
31.20.
Custodians and nominees

The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

31.21.
Delegation by the Security Agent
(a)
Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.
(b)
That delegation may be made upon any terms and conditions (including the power to sub delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties.
(c)
No Security Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of any such delegate or sub delegate.
31.22.
Additional Security Agents
(a)
The Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:
(i)
if it considers that appointment to be in the interests of the Secured Parties; or
(ii)
for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or
(iii)
for obtaining or enforcing any judgment in any jurisdiction,

and the Security Agent shall give prior notice to the Borrowers and the Finance Parties of that appointment.

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(b)
Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Finance Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.
(c)
The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Security Agent.
31.23.
Acceptance of title

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Transaction Obligor may have to any of the Security Assets and shall not be liable for or bound to require any Transaction Obligor to remedy any defect in its right or title.

31.24.
Releases

Upon a disposal of any of the Security Assets pursuant to the enforcement of the Transaction Security by a Receiver, a Delegate or the Security Agent, the Security Agent is irrevocably authorised (at the cost of the Obligors and without any consent, sanction, authority or further confirmation from any other Secured Party) to release, without recourse or warranty, that property from the Transaction Security and to execute any release of the Transaction Security or other claim over that asset and to issue any certificates of non-crystallisation of floating charges that may be required or desirable.

31.25.
Winding up of trust

If the Security Agent, with the approval of the Facility Agent determines that:

(a)
all of the Secured Liabilities and all other obligations secured by the Security Documents have been fully and finally discharged; and
(b)
no Secured Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Transaction Obligor pursuant to the Finance Documents, then

(i)
the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and
(ii)
any Security Agent which has resigned pursuant to Clause 31.13 (Resignation of the Security Agent) shall release, without recourse or warranty, all of its rights under each Security Document.
31.26.
Powers supplemental to Trustee Acts

The rights, powers, authorities and discretions given to the Security Agent under or in connection with the Finance Documents shall be supplemental to the Trustee Act 1925 and the

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Trustee Act 2000 and in addition to any which may be vested in the Security Agent by law or regulation or otherwise.

31.27.
Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Agent in relation to the trusts constituted by this Agreement and the other Finance Documents. Where there are any inconsistencies between (i) the Trustee Acts 1925 and 2000 and (ii) the provisions of this Agreement and any other Finance Document, the provisions of this Agreement and any other Finance Document shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement and any other Finance Document shall constitute a restriction or exclusion for the purposes of the Trustee Act 2000.

31.28.
Application of receipts

All amounts from time to time received or recovered by the Security Agent pursuant to the terms of any Finance Document, under Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) or in connection with the realisation or enforcement of all or any part of the Security Property (for the purposes of this Clause 31 (The Security Agent), the "Recoveries") shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the remaining provisions of this Clause 31 (The Security Agent)), in the following order of priority:

(a)
in discharging any sums owing to the Security Agent (in its capacity as such) (other than pursuant to Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent))) or any Receiver or Delegate;
(b)
in payment or distribution to the Facility Agent, on its behalf and on behalf of the other Secured Parties, for application towards the discharge of all sums due and payable by any Transaction Obligor under any of the Finance Documents in accordance with Clause 34.5 (Application of receipts; partial payments);
(c)
if none of the Transaction Obligors is under any further actual or contingent liability under any Finance Document, in payment or distribution to any person to whom the Security Agent is obliged to pay or distribute in priority to any Transaction Obligor; and
(d)
the balance, if any, in payment or distribution to the relevant Transaction Obligor.
31.29.
Permitted Deductions

The Security Agent may, in its discretion:

(a)
set aside by way of reserve amounts required to meet, and to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any applicable law to make from any distribution or payment made by it under this Agreement; and
(b)
pay all Taxes which may be assessed against it in respect of any of the Security Property, or as a consequence of performing its duties, or by virtue of its capacity as Security Agent under any of the Finance Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

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31.30.
Prospective liabilities

Following enforcement of any of the Transaction Security, the Security Agent may, in its discretion, or at the request of the Facility Agent, hold any Recoveries in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) for later payment to the Facility Agent for application in accordance with Clause 31.28 (Application of receipts) in respect of:

(a)
any sum to the Security Agent, any Receiver or any Delegate; and
(b)
any part of the Secured Liabilities,

that the Security Agent or, in the case of paragraph (b) only, the Facility Agent, reasonably considers, in each case, might become due or owing at any time in the future.

31.31.
Investment of proceeds

Prior to the payment of the proceeds of the Recoveries to the Facility Agent for application in accordance with Clause 31.28 (Application of receipts) the Security Agent may, in its discretion, hold all or part of those proceeds in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) pending the payment from time to time of those moneys in the Security Agent's discretion in accordance with the provisions of Clause 31.28 (Application of receipts).

31.32.
Currency conversion
(a)
For the purpose of, or pending the discharge of, any of the Secured Liabilities the Security Agent may convert any moneys received or recovered by the Security Agent from one currency to another, at a market rate of exchange.
(b)
The obligations of any Transaction Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.
31.33.
Good discharge
(a)
Any payment to be made in respect of the Secured Liabilities by the Security Agent may be made to the Facility Agent on behalf of the Secured Parties and any payment made in that way shall be a good discharge, to the extent of that payment, by the Security Agent.
(b)
The Security Agent is under no obligation to make the payments to the Facility Agent under paragraph (a) above in the same currency as that in which the obligations and liabilities owing to the relevant Finance Party are denominated.
31.34.
Amounts received by Obligors

If any of the Obligors receives or recovers any amount which, under the terms of any of the Finance Documents, should have been paid to the Security Agent, that Obligor will hold the amount received or recovered on trust for the Security Agent and promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement.

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31.35.
Application and consideration

In consideration for the covenants given to the Security Agent by each Obligor in relation to Clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)), the Security Agent agrees with each Obligor to apply all moneys from time to time paid by such Obligor to the Security Agent in accordance with the foregoing provisions of this Clause 31 (The Security Agent).

31.36.
Full freedom to enter into transactions

Without prejudice to Clause 31.7 (Business with the Group) or any other provision of a Finance Document and notwithstanding any rule of law or equity to the contrary, the Security Agent shall be absolutely entitled:

(a)
to enter into and arrange banking, derivative, investment and/or other transactions of every kind with or affecting any Transaction Obligor or any person who is party to, or referred to in, a Finance Document (including, but not limited to, any interest or currency swap or other transaction, whether related to this Agreement or not, and acting as syndicate agent and/or security agent for, and/or participating in, other facilities to such Transaction Obligor or any person who is party to, or referred to in, a Finance Document);
(b)
to deal in and enter into and arrange transactions relating to:
(i)
any securities issued or to be issued by any Transaction Obligor or any other person; or
(ii)
any options or other derivatives in connection with such securities; and
(c)
to provide advice or other services to the Borrowers or any person who is a party to, or referred to in, a Finance Document,

and, in particular, the Security Agent shall be absolutely entitled, in proposing, evaluating, negotiating, entering into and arranging all such transactions and in connection with all other matters covered by paragraphs (a), (b) and (c) above, to use (subject only to insider dealing legislation) any information or opportunity, howsoever acquired by it, to pursue its own interests exclusively, to refrain from disclosing such dealings, transactions or other matters or any information acquired in connection with them and to retain for its sole benefit all profits and benefits derived from the dealings transactions or other matters.

32.
Conduct of Business by the Finance Parties

No provision of this Agreement will:

(a)
interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;
(b)
oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or
(c)
oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

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33.
Sharing among the Finance Parties
33.1.
Payments to Finance Parties

If a Finance Party (a "Recovering Finance Party") receives or recovers any amount from a Transaction Obligor other than in accordance with Clause 34 (Payment Mechanics) (a "Recovered Amount") and applies that amount to a payment due to it under the Finance Documents then:

(a)
the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Facility Agent;
(b)
the Facility Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Facility Agent and distributed in accordance with Clause 34 (Payment Mechanics), without taking account of any Tax which would be imposed on the Facility Agent in relation to the receipt, recovery or distribution; and
(c)
the Recovering Finance Party shall, within three Business Days of demand by the Facility Agent, pay to the Facility Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Facility Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 34.5 (Application of receipts; partial payments).
33.2.
Redistribution of payments

The Facility Agent shall treat the Sharing Payment as if it had been paid by the relevant Transaction Obligor and distribute it among the Finance Parties (other than the Recovering Finance Party) (the "Sharing Finance Parties") in accordance with Clause 34.5 (Application of receipts; partial payments) towards the obligations of that Transaction Obligor to the Sharing Finance Parties.

33.3.
Recovering Finance Party's rights

On a distribution by the Facility Agent under Clause 33.2 (Redistribution of payments) of a payment received by a Recovering Finance Party from a Transaction Obligor, as between the relevant Transaction Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Transaction Obligor.

33.4.
Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)
each Sharing Finance Party shall, upon request of the Facility Agent, pay to the Facility Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the "Redistributed Amount"); and

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(b)
as between the relevant Transaction Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Transaction Obligor.
33.5.
Exceptions
(a)
This Clause 33 (Sharing among the Finance Parties) shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Transaction Obligor.
(b)
A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:
(i)
it notified that other Finance Party of the legal or arbitration proceedings; and
(ii)
that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

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Section 11

Administration

34.
Payment Mechanics
34.1.
Payments to the Facility Agent
(a)
On each date on which a Transaction Obligor or a Lender is required to make a payment under a Finance Document, that Transaction Obligor or Lender shall make an amount equal to such payment available to the Facility Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Facility Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.
(b)
Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in such Participating Member State or Amsterdam, as specified by the Facility Agent) and with such bank as the Facility Agent, in each case, specifies.
34.2.
Distributions by the Facility Agent

Each payment received by the Facility Agent under the Finance Documents for another Party shall, subject to Clause 34.3 (Distributions to a Transaction Obligor) and Clause 34.4 (Clawback and pre-funding) be made available by the Facility Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Facility Agent by not less than five Business Days' notice with a bank specified by that Party in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or Amsterdam), as specified by that Party or, in the case of an Advance, to such account of such person as may be specified by the Borrowers in a Utilisation Request.

34.3.
Distributions to a Transaction Obligor

The Facility Agent may (with the consent of the Transaction Obligor or in accordance with Clause 35 (Set-Off)) apply any amount received by it for that Transaction Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Transaction Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

34.4.
Clawback and pre-funding
(a)
Where a sum is to be paid to the Facility Agent under the Finance Documents for another Party, the Facility Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.
(b)
Unless paragraph (c) below applies, if the Facility Agent pays an amount to another Party and it proves to be the case that the Facility Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Facility Agent shall on demand refund the same to the Facility Agent together with interest

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on that amount from the date of payment to the date of receipt by the Facility Agent, calculated by the Facility Agent to reflect its cost of funds.
(c)
If the Facility Agent has notified the Lenders that it is willing to make available amounts for the account of the Borrowers before receiving funds from the Lenders then if and to the extent that the Facility Agent does so but it proves to be the case that it does not then receive funds from a Lender in respect of a sum which it paid to the Borrowers:
(i)
the Facility Agent shall notify the Borrowers of that Lender's identity and the Borrowers shall on demand refund it to the Facility Agent; and
(ii)
the Lender by whom those funds should have been made available or, if the Lender fails to do so, the Borrowers shall on demand pay to the Facility Agent the amount (as certified by the Facility Agent) which will indemnify the Facility Agent against any funding cost incurred by it as a result of paying out that sum before receiving those funds from that Lender.
34.5.
Application of receipts; partial payments
(a)
If the Facility Agent receives a payment that is insufficient to discharge all the amounts then due and payable by a Transaction Obligor under the Finance Documents, the Facility Agent shall apply that payment towards the obligations of that Transaction Obligor under the Finance Documents in the following order:
(i)
first, in or towards payment pro rata of any unpaid fees, costs and expenses of, and any other amounts owing to, the Facility Agent, the Security Agent, any Receiver or any Delegate under the Finance Documents;
(ii)
secondly, in or towards payment pro rata of:
(A)
any accrued interest and fees due but unpaid to the Lenders under this Agreement; and
(B)
any periodical payments (not being payments as a result of termination or closing out) due but unpaid to the Hedge Counterparties under the Hedging Agreements;
(iii)
thirdly, in or towards payment pro rata of:
(A)
any principal due but unpaid to the Lenders under this Agreement; and
(B)
any payments as a result of termination or closing out due but unpaid to the Hedge Counterparties under the Hedging Agreements;
(iv)
fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents; and
(v)
fifthly, any surplus to be paid to the Borrowers or to any other person entitled to it.
(b)
The Facility Agent shall, if so directed by the Majority Lenders and the Hedge Counterparties, vary, or instruct the Security Agent to vary (as applicable), the order set out in sub-paragraphs (ii) to (iv) of paragraph (a) above.

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(c)
Paragraphs (a) and (b) above will override any appropriation made by a Transaction Obligor.
34.6.
No set-off by Transaction Obligors
(a)
All payments to be made by a Transaction Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.
(b)
Paragraph (a) above shall not affect the operation of any payment or close out netting in respect of any amounts owing under any Hedging Agreement.
34.7.
Business Days
(a)
Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).
(b)
During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.
34.8.
Currency of account
(a)
Subject to paragraphs (b) and (c) below, dollars is the currency of account and payment for any sum due from a Transaction Obligor under any Finance Document.
(b)
Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.
(c)
Any amount expressed to be payable in a currency other than dollars shall be paid in that other currency.
34.9.
Change of currency
(a)
Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:
(i)
any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Facility Agent (after consultation with the Borrowers); and
(ii)
any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Facility Agent (acting reasonably).
(b)
If a change in any currency of a country occurs, this Agreement will, to the extent the Facility Agent (acting reasonably and after consultation with the Borrowers) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Market and otherwise to reflect the change in currency.

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34.10.
Currency Conversion
(a)
For the purpose of, or pending any payment to be made by any Servicing Party under any Finance Document, such Servicing Party may convert any moneys received or recovered by it from one currency to another, at a market rate of exchange.
(b)
The obligations of any Transaction Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.
34.11.
Disruption to Payment Systems etc.

If either the Facility Agent determines (in its discretion) that a Disruption Event has occurred or the Facility Agent is notified by a Borrower that a Disruption Event has occurred:

(a)
the Facility Agent may, and shall if requested to do so by a Borrower, consult with the Borrowers with a view to agreeing with the Borrowers such changes to the operation or administration of the Facility as the Facility Agent may deem necessary in the circumstances;
(b)
the Facility Agent shall not be obliged to consult with the Borrowers in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;
(c)
the Facility Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;
(d)
any such changes agreed upon by the Facility Agent and the Borrowers shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties and any Transaction Obligors as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 44 (Amendments and Waivers);
(e)
the Facility Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 34.11 (Disruption to Payment Systems etc.); and
(f)
the Facility Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.
35.
Set-Off

A Finance Party may set off any matured obligation due from a Transaction Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Transaction Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

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36.
Bail-In

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the parties to a Finance Document, each Party acknowledges and accepts that any liability of any party to a Finance Document under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)
any Bail-In Action in relation to any such liability, including (without limitation):
(i)
a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;
(ii)
a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and
(iii)
a cancellation of any such liability; and
(b)
a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.
37.
Notices
37.1.
Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

37.2.
Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents are:

(a)
in the case of the Borrowers, that specified in Schedule 1 (The Parties);
(b)
in the case of each Lender, each Hedge Counterparty or any other Obligor, that specified in Schedule 1 (The Parties) or, if it becomes a Party after the date of this Agreement, that notified in writing to the Facility Agent on or before the date on which it becomes a Party;
(c)
in the case of the Facility Agent, that specified in Schedule 1 (The Parties); and
(d)
in the case of the Security Agent, that specified in Schedule 1 (The Parties),

or any substitute address, fax number or department or officer as the Party may notify to the Facility Agent (or the Facility Agent may notify to the other Parties, if a change is made by the Facility Agent) by not less than five Business Days' notice.

37.3.
Delivery
(a)
Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:
(i)
if by way of fax, when received in legible form; or

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(ii)
if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 37.2 (Addresses), if addressed to that department or officer.

(b)
Any communication or document to be made or delivered to a Servicing Party will be effective only when actually received by that Servicing Party and then only if it is expressly marked for the attention of the department or officer of that Servicing Party specified in Schedule 1 (The Parties) (or any substitute department or officer as that Servicing Party shall specify for this purpose).
(c)
All notices from or to a Transaction Obligor shall be sent through the Facility Agent unless otherwise specified in any Finance Document.
(d)
Any communication or document made or delivered to the Borrowers in accordance with this Clause will be deemed to have been made or delivered to each of the Transaction Obligors.
(e)
Any communication or document which becomes effective, in accordance with paragraphs (a) to (d) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.
37.4.
Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 37.2 (Addresses) or changing its own address or fax number, the Facility Agent shall notify the other Parties.

37.5.
Electronic communication
(a)
Any communication to be made or document to be delivered by one Party to another under or in connection with the Finance Documents may be made or delivered by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:
(i)
notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and
(ii)
notify each other of any change to their address or any other such information supplied by them by not less than five Business Days' notice.
(b)
Any such electronic communication or delivery as specified in paragraph (a) above to be made between an Obligor and a Finance Party may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication or delivery.
(c)
Any such electronic communication or document as specified in paragraph (a) above made or delivered by one Party to another will be effective only when actually received (or made available) in readable form and in the case of any electronic communication or document made or delivered by a Party to the Facility Agent or the Security Agent only if it is addressed in such a manner as the Facility Agent or the Security Agent shall specify for this purpose.

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(d)
Any electronic communication or document which becomes effective, in accordance with paragraph (c) above, after 5.00 p.m. in the place in which the Party to whom the relevant communication or document is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.
(e)
Any reference in a Finance Document to a communication being sent or received or a document being delivered shall be construed to include that communication or document being made available in accordance with this Clause 37.5 (Electronic communication).
37.6.
English language
(a)
Any notice given under or in connection with any Finance Document must be in English.
(b)
All other documents provided under or in connection with any Finance Document must be:
(i)
in English; or
(ii)
if not in English, and if so required by the Facility Agent, accompanied by a certified English translation prepared by a translator approved by the Facility Agent and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.
37.7.
Hedging Agreement

Notwithstanding anything in Clause 1.1 (Definitions), references to the Finance Documents or a Finance Document in this Clause do not include any Hedging Agreement entered into by a Borrower with a Hedge Counterparty in connection with the Facility.

38.
Calculations and Certificates
38.1.
Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

38.2.
Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

38.3.
Day count convention and interest calculation
(a)
Any interest, commission or fee accruing under a Finance Document will accrue from day to day and the amount of any such interest, commission or fee is calculated:
(i)
on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Market differs, in accordance with that market practice; and
(ii)
subject to paragraph (b) below, without rounding.

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(b)
The aggregate amount of any accrued interest, commission or fee which is, or becomes, payable by an Obligor under a Finance Document shall be rounded to 2 decimal places.
39.
Partial Invalidity

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions under the law of that jurisdiction nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

40.
Remedies and Waivers
(a)
No failure to exercise, nor any delay in exercising, on the part of any Secured Party, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Finance Document. No election to affirm any Finance Document on the part of a Secured Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.
(b)
No variation or amendment of a Finance Document shall be valid unless in writing and signed by or on behalf of all the relevant Finance Parties in accordance with the provisions of Clause 44 (Amendments and Waivers).
41.
Entire Agreement
(a)
This Agreement, in conjunction with the other Finance Documents, constitutes the entire agreement between the Parties and supersedes all previous agreements, understandings and arrangements between them, whether in writing or oral, in respect of its subject matter.
(b)
Each Obligor acknowledges that it has not entered into this Agreement or any other Finance Document in reliance on, and shall have no remedies in respect of, any representation or warranty that is not expressly set out in this Agreement or in any other Finance Document.
42.
Settlement or Discharge Conditional

Any settlement or discharge under any Finance Document between any Finance Party and any Transaction Obligor shall be conditional upon no security or payment to any Finance Party by any Transaction Obligor or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

43.
Irrevocable Payment

If the Facility Agent considers that an amount paid or discharged by, or on behalf of, a Transaction Obligor or by any other person in purported payment or discharge of an obligation of that Transaction Obligor to a Secured Party under the Finance Documents is capable of being avoided or otherwise set aside on the liquidation or administration of that Transaction Obligor or otherwise, then that amount shall not be considered to have been unconditionally and irrevocably paid or discharged for the purposes of the Finance Documents.

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44.
Amendments and Waivers
44.1.
Required consents
(a)
Subject to Clause 44.2 (All Lender matters) and Clause 44.3 (Other exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and, in the case of an amendment, the Obligors and any such amendment or waiver will be binding on all Parties.
(b)
The Facility Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 44 (Amendments and Waivers).
(c)
Without prejudice to the generality of Clause 30.8 (Rights and discretions), the Facility Agent may engage, pay for and rely on the services of lawyers in determining the consent level required for and effecting any amendment, waiver or consent under this Agreement.
(d)
Paragraph (c) of Clause 28.9 (Pro rata interest settlement) shall apply to this Clause 44 (Amendments and Waivers).
44.2.
All Lender matters

Subject to Clause 44.4 (Changes to reference rates), an amendment of or waiver or consent in relation to any term of any Finance Document that has the effect of changing or which relates to:

(a)
the definition of "Majority Lenders" in Clause 1.1 (Definitions);
(b)
any amendment to Clause 7.2 (Change of control);
(c)
a postponement to or extension of the date of payment of any amount under the Finance Documents;
(d)
a reduction in the Margin or the amount of any payment of principal, interest, fees or commission payable;
(e)
a change in currency of payment of any amount under the Finance Documents;
(f)
an increase in any Commitment or the Total Commitments, an extension of any Availability Period or any requirement that a cancellation of Commitments reduces the Commitments rateably under the Facility;
(g)
a change to any Transaction Obligor other than in accordance with Clause 29 (Changes to the Transaction Obligors);
(h)
any provision which expressly requires the consent of all the Lenders;
(i)
this Clause 44 (Amendments and Waivers);
(j)
any change to the preamble (Background), any definition related to Sanctions in Clause 1 (Definitions and Interpretation), Clause 2 (The Facility), Clause 3 (Purpose), Clause 5 (Utilisation), Clause 6.5 (Effect of cancellation and prepayment on scheduled reductions), Clause 7.5 (Mandatory prepayment on sale, refinancing or Total Loss), Clause 7.6 (Mandatory prepayment of Hedging Prepayment Proceeds), Clause 9 (Interest), Clause 20.34 (Sanctions),

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Clause 22.21 (Sanctions), Clause 24.10 (Compliance with laws etc.), Clause 24.12 (Sanctions and Ship trading), Clause 26 (Accounts, application of Earnings and Hedge Receipts), Clause 28 (Changes to the Lenders and Hedge Counterparties), Clause 33 (Sharing among the Finance Parties), Clause 48 (Governing Law) or Clause 49 (Enforcement);
(k)
(other than as expressly permitted by the provisions of any Finance Document), the nature or scope of:
(i)
the guarantees and indemnities granted under Clause 19 (Guarantee and Indemnity – Hedge Guarantors) or clause 2 (guarantee) of the Guarantee or any other guarantee and indemnity forming part of the Finance Documents;
(ii)
the joint and several liability of the Borrowers under Clause 18 (Joint and Several Liability of the Borrowers);
(iii)
the Security Assets; or
(iv)
the manner in which the proceeds of enforcement of the Transaction Security are distributed,

(except in the case of sub-paragraphs (iii) and (iv) above, insofar as it relates to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document);

(l)
the release or any material variation of the guarantees and indemnities granted under Clause 19 (Guarantee and Indemnity – Hedge Guarantors) or clause 2 (guarantee) of the Guarantee, the joint and several liability of the Borrowers under Clause 18 (Joint and Several Liability of the Borrowers) or of any Transaction Security or any guarantee, indemnity or subordination arrangement set out in a Finance Document unless permitted under this Agreement or any other Finance Document or relating to a sale or disposal of an asset which is the subject of the Transaction Security where such sale or disposal is expressly permitted under this Agreement or any other Finance Document, shall not be made, or given, without the prior consent of all the Lenders.

44.3.
Other exceptions
(a)
An amendment or waiver which relates to the rights or obligations of a Servicing Party or the Arranger (each in their capacity as such) may not be effected without the consent of that Servicing Party or the Arranger, as the case may be.
(b)
An amendment or waiver which relates to and would adversely affect the rights or obligations of a Hedge Counterparty (in its capacity as such) may not be effected without the consent of that Hedge Counterparty.
(c)
The Borrowers and the Facility Agent, the Arranger or the Security Agent, as applicable, may amend or waive a term of a Fee Letter to which they are party.
(d)
The relevant Hedge Counterparty and the relevant Borrower may amend, supplement or waive the terms of any Hedging Agreement if permitted by paragraph (h) of Clause 9.6 (Hedging).

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44.4.
Changes to reference rates
(a)
Subject to Clause 44.3 (Other exceptions), any amendment or waiver which relates to:
(i)
providing for the use of a Replacement Reference Rate in place of that Published Rate; and
(ii)
(A)
aligning any provision of any Finance Document to the use of that Replacement Reference Rate;
(B)
enabling that Replacement Reference Rate to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Reference Rate to be used for the purposes of this Agreement);
(C)
implementing market conventions applicable to that Replacement Reference Rate;
(D)
providing for appropriate fallback (and market disruption) provisions for that Replacement Reference Rate; or
(E)
adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Reference Rate (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Facility Agent (acting on the instructions of the Majority Lenders) and the Borrowers.

(b)
An amendment or waiver that relates to, or has the effect of, aligning the means of calculation of interest on Compounded Rate Loan under this Agreement to any recommendation of a Relevant Nominating Body which:
(i)
relates to the use of the RFR on a compounded basis in the international or any relevant domestic syndicated loan markets; and
(ii)
is issued on or after the date of this Agreement,

may be made with the consent of the Facility Agent (acting on the instructions of the Majority Lenders) and the Borrowers.

(c)
If any Lender fails to respond to a request for an amendment or waiver described in paragraph (a) above within 20 Business Days (or such longer time period in relation to any request which the Borrowers and the Facility Agent may agree) of that request being made:
(i)
its Commitment or its participation in the Loan (as the case may be) shall not be included for the purpose of calculating the Total Commitments or the amount of the Loan (as applicable) when ascertaining whether any relevant percentage of Total

154	EUROPE/76217606v5

Commitments or the aggregate of participations in the Loan (as applicable) has been obtained to approve that request; and
(ii)
its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.
(d)
In this Clause 44.4 (Changes to reference rates):

"Published Rate" means:

(a)
the RFR; or
(b)
Term SOFR for any Quoted Tenor.

"Relevant Nominating Body" means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

"Replacement Reference Rate" means a reference rate which is:

(a)
formally designated, nominated or recommended as the replacement for a Published Rate by:
(i)
the administrator of that Published Rate (provided that the market or economic reality that such reference rate measures is the same as that measured by that Published Rate); or
(ii)
any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the "Replacement Reference Rate" will be the replacement under sub‑paragraph (ii) above;

(b)
in the opinion of the Majority Lenders and the Borrowers, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor or alternative to a Published Rate; or
(c)
in the opinion of the Majority Lenders and the Borrowers, an appropriate successor or alternative to a Published Rate.
44.5.
Obligor Intent

Without prejudice to the generality of Clauses 1.2 (Construction), 18.2 (Waiver of defences) and 19.4 (Waiver of defences), each Obligor expressly confirms that it intends that any guarantee contained in this Agreement or any other Finance Document and any Security created by any Finance Document shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which

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any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

45.
Confidential Information
45.1.
Confidentiality

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 45.2 (Disclosure of Confidential Information) and Clause 45.4 (Disclosure to numbering service providers) and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

45.2.
Disclosure of Confidential Information

Any Finance Party may disclose:

(a)
to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, insurers, reinsurers, reinsurance brokers, insurance advisors, insurance brokers, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information (and in relation to any Confidential Information relating to the Guarantor, if the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information) except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;
(b)
to any person:
(i)
to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Facility Agent or Security Agent and, in each case, to any of that person's Affiliates, Related Funds, Representatives and professional advisers;
(ii)
with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Transaction Obligors and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;
(iii)
appointed by any Finance Party or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under paragraph (c) of Clause 30.15 (Relationship with the other Finance Parties));

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(iv)
who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in sub-paragraph (i) or (ii) of paragraph (b) above;
(v)
to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;
(vi)
to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitrations, administrative or other investigations, proceedings or disputes;
(vii)
to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 28.8 (Security over Lenders' rights);
(viii)
which is a classification society or other entity which a Lender has engaged to make the calculations necessary to enable that Lender to comply with its reporting obligations under the Poseidon Principles;
(ix)
who is a Party, a member of the Group or any related entity of a Transaction Obligor;
(x)
as a result of the registration of any Finance Document as contemplated by any Finance Document or any legal opinion obtained in connection with any Finance Document; or
(xi)
with the consent of the Borrowers;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A)
in relation to sub-paragraphs (i), (ii) and (iii) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;
(B)
in relation to sub-paragraphs (iv) and (viii) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;
(C)
in relation to sub-paragraphs (v), (vi) and (vii) of paragraph (b) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances;
(c)
to any person appointed by that Finance Party or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading

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of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered in to a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/ Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrowers and the relevant Finance Party;
(d)
to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Transaction Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.
45.3.
DAC6

Nothing in any Finance Document shall prevent disclosure of any Confidential Information or other matter to the extent that preventing that disclosure would otherwise cause any transaction contemplated by the Finance Documents or any transaction carried out in connection with any transaction contemplated by the Finance Documents to become an arrangement described in Part II A 1 of Annex IV of Directive 2011/16/EU.

45.4.
Disclosure to numbering service providers
(a)
Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility and/or one or more Transaction Obligors the following information:
(i)
names of Transaction Obligors;
(ii)
country of domicile of Transaction Obligors;
(iii)
place of incorporation of Transaction Obligors;
(iv)
date of this Agreement;
(v)
Clause 48 (Governing Law);
(vi)
the names of the Facility Agent and the Arranger;
(vii)
date of each amendment and restatement of this Agreement;
(viii)
amount of Total Commitments;
(ix)
currency of the Facility;
(x)
type of Facility;
(xi)
ranking of Facility;

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(xii)
Termination Date for Facility;
(xiii)
changes to any of the information previously supplied pursuant to sub-paragraphs (i) to (xii) above; and
(xiv)
such other information agreed between such Finance Party and the Borrowers,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b)
The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facility and/or one or more Transaction Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.
(c)
Each Obligor represents, on behalf of itself and the other Transaction Obligors, that none of the information set out in sub-paragraphs (i) to (xiv) of paragraph (a) above is, nor will at any time be, unpublished price-sensitive information.
(d)
The Facility Agent shall notify the Guarantor and the other Finance Parties of:
(i)
the name of any numbering service provider appointed by the Facility Agent in respect of this Agreement, the Facility and/or one or more Transaction Obligors; and
(ii)
the number or, as the case may be, numbers assigned to this Agreement, the Facility and/or one or more Transaction Obligors by such numbering service provider.
45.5.
Entire agreement

This Clause 45 (Confidential Information) constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

45.6.
Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

45.7.
Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Borrowers:

(a)
of the circumstances of any disclosure of Confidential Information made pursuant to sub-paragraph (v) of paragraph (b) of Clause 45.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function;

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(b)
upon becoming aware that Confidential Information has been disclosed in breach of this Clause 45 (Confidential Information); and
(c)
in respect of any publicity regarding the Facility or any of the terms thereof which shall be agreed in advance by the Guarantor and the Facility Agent unless otherwise required in connection with the Guarantor's reporting obligations under or in connection with the rules and regulations of the US Securities and Exchange Commission and any US stock exchange applicable to the Guarantor.
45.8.
Continuing obligations

The obligations in this Clause 45 (Confidential Information) are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of 12 months from the earlier of:

(a)
the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and
(b)
the date on which such Finance Party otherwise ceases to be a Finance Party.
46.
Confidentiality of Funding Rates
46.1.
Confidentiality and disclosure
(a)
The Facility Agent and each Obligor agree to keep each Funding Rate confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b) and (c) below.
(b)
The Facility Agent may disclose:
(i)
any Funding Rate to the Borrowers pursuant to Clause 9.5 (Notifications); and
(ii)
any Funding Rate to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Facility Agent and the relevant Lender.
(c)
The Facility Agent and each Obligor may disclose any Funding Rate to:
(i)
any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives, if any person to whom that Funding Rate is to be given pursuant to this sub-paragraph (i) is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or is otherwise bound by requirements of confidentiality in relation to it;
(ii)
any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any

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applicable law or regulation if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no requirement to so inform if, in the opinion of the Facility Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;
(iii)
any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no requirement to so inform if, in the opinion of the Facility Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances; and
(iv)
any person with the consent of the relevant Lender.
46.2.
Related obligations
(a)
The Facility Agent and each Obligor acknowledge that each Funding Rate is or may be price sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Facility Agent and each Obligor undertake not to use any Funding Rate for any unlawful purpose.
(b)
The Facility Agent and each Obligor agree (to the extent permitted by law and regulation) to inform the relevant Lender:
(i)
of the circumstances of any disclosure made pursuant to sub-paragraph (ii) of paragraph (c) of Clause 46.1 (Confidentiality and disclosure) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and
(ii)
upon becoming aware that any information has been disclosed in breach of this Clause 46 (Confidentiality of Funding Rates).
46.3.
No Event of Default

No Event of Default will occur under Clause 27.4 (Other obligations) by reason only of an Obligor's failure to comply with this Clause 46 (Confidentiality of Funding Rates)).

47.
Counterparts

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

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Section 12

Governing Law and Enforcement

48.
Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

49.
Enforcement
49.1.
Jurisdiction
(a)
Unless specifically provided in another Finance Document in relation to that Finance Document, the courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with any Finance Document (including a dispute regarding the existence, validity or termination of any Finance Document or any non-contractual obligation arising out of or in connection with any Finance Document) (a "Dispute").
(b)
The Obligors accept that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Obligor will argue to the contrary.
(c)
This Clause 49.1 (Jurisdiction) is for the benefit of the Secured Parties only. As a result, no Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Secured Parties may take concurrent proceedings in any number of jurisdictions.
49.2.
Service of process
(a)
Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):
(i)
irrevocably appoints Hill Dickinson Services (London) Limited at its current address at The Broadgate Tower 7th Floor, 20 Primrose Street, London EC2A 2EW, England as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and
(ii)
agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.
(b)
If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Borrowers (on behalf of all the Obligors) must immediately (and in any event within five days of such event taking place) appoint another agent on terms acceptable to the Facility Agent. Failing this, the Facility Agent may appoint another agent for this purpose.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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EXECUTION PAGES

BORROWERS

SIGNED by Alexandra Kontaxi	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
ARKOI SHIPPING CORPORATION	)
in the presence of:	)
Witness’ signature:	)	/s/ Georgios Panagakis
Witness’ name:	)	Georgios Panagakis
Witness’ address:	)	Akti Miaouli 85
Piraeus 185 38
Greece

SIGNED by Alexandra Kontaxi	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
JOY SHIPPING CORPORATION	)
in the presence of:	)

Witness’ signature:	)	/s/ Georgios Panagakis
Witness’ name:	)	Georgios Panagakis
Witness’ address:	)	Akti Miaouli 85
Piraeus 185 38
Greece
SIGNED by Alexandra Kontaxi	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
AVERY SHIPPING COMPANY	)
in the presence of:	)

Witness’ signature:	)	/s/ Georgios Panagakis
Witness’ name:	)	Georgios Panagakis
Witness’ address:	)	Akti Miaouli 85
Piraeus 185 38
Greece

SIGNED by Alexandra Kontaxi	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
ASTYPALAIA SHIPPING CORPORATION	)
in the presence of:	)
Witness’ signature:	)	/s/ Georgios Panagakis
Witness’ name:	)	Georgios Panagakis
Witness’ address:	)	Akti Miaouli 85
Piraeus 185 38
Greece

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SIGNED by Alexandra Kontaxi	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
KINAROS SHIPPING CORPORATION	)
in the presence of:	)

Witness’ signature:	)	/s/ Georgios Panagakis
Witness’ name:	)	Georgios Panagakis
Witness’ address:	)	Akti Miaouli 85
Piraeus 185 38
Greece

SIGNED by Alexandra Kontaxi	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
VENETIKO SHIPPING CORPORATION	)
in the presence of:	)
Witness’ signature:	)	/s/ Georgios Panagakis
Witness’ name:	)	Georgios Panagakis
Witness’ address:	)	Akti Miaouli 85
Piraeus 185 38
Greece

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HEDGE GUARANTORS

SIGNED by Alexandra Kontaxi	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
ARKOI SHIPPING CORPORATION	)
in the presence of:	)

Witness’ signature:	)	/s/ Georgios Panagakis
Witness’ name:	)	Georgios Panagakis
Witness’ address:	)	Akti Miaouli 85
Piraeus 185 38
Greece

SIGNED by Alexandra Kontaxi	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
JOY SHIPPING CORPORATION	)
in the presence of:	)

Witness’ signature:	)	/s/ Georgios Panagakis
Witness’ name:	)	Georgios Panagakis
Witness’ address:	)	Akti Miaouli 85
Piraeus 185 38
Greece

SIGNED by Alexandra Kontaxi	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
AVERY SHIPPING COMPANY	)
in the presence of:	)

Witness’ signature:	)	/s/ Georgios Panagakis
Witness’ name:	)	Georgios Panagakis
Witness’ address:	)	Akti Miaouli 85
Piraeus 185 38
Greece

SIGNED by Alexandra Kontaxi	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
ASTYPALAIA SHIPPING CORPORATION	)
in the presence of:	)

Witness’ signature:	)	/s/ Georgios Panagakis
Witness’ name:	)	Georgios Panagakis
Witness’ address:	)	Akti Miaouli 85
Piraeus 185 38
Greece

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SIGNED by Alexandra Kontaxi	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
KINAROS SHIPPING CORPORATION	)
in the presence of:	)

Witness’ signature:	)	/s/ Georgios Panagakis
Witness’ name:	)	Georgios Panagakis
Witness’ address:	)	Akti Miaouli 85
Piraeus 185 38
Greece

SIGNED by Alexandra Kontaxi	)	/s/ Alexandra Kontaxi
as attorney-in-fact	)
for and on behalf of	)
VENETIKO SHIPPING CORPORATION	)
in the presence of:	)

Witness’ signature:	)	/s/ Georgios Panagakis
Witness’ name:	)	Georgios Panagakis
Witness’ address:	)	Akti Miaouli 85
Piraeus 185 38
Greece

ORIGINAL LENDERS

SIGNED by	)
)
duly authorised	)
for and on behalf of	)
ABN AMRO BANK N.V.	)
in the presence of:	)

Witness’ signature:	)
Witness’ name:	)
Witness’ address:	)

SIGNED by	)
)
as attorney-in-fact	)
for and on behalf of	)
KINAROS SHIPPING CORPORATION	)
in the presence of:	)

Witness’ signature:	)
Witness’ name:	)
Witness’ address:	)

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SIGNED by	)
)
as attorney-in-fact	)
for and on behalf of	)
VENETIKO SHIPPING CORPORATION	)
in the presence of:	)

Witness’ signature:	)
Witness’ name:	)
Witness’ address:	)

ORIGINAL LENDERS

SIGNED by Charalampos Kazantzis	)	/s/ Charalampos Kazantzis
duly authorised	)
for and on behalf of	)
ABN AMRO BANK N.V.	)
in the presence of:	)

Witness’ signature:	)	/s/ Aikaterina Dimitriou
Witness’ name:	)	Aikaterina Dimitriou
Witness’ address:	)	WATSON FARLEY & WILLIAMS
348 SYNGROU AVENUE KALLITHEA 176 74
ATHENS - GREECE

HEDGE COUNTERPARTIES

SIGNED by Charalampos Kazantzis	)	/s/ Charalampos Kazantzis
duly authorised	)
for and on behalf of	)
ABN AMRO BANK N.V.	)
in the presence of:	)

Witness’ signature:	)	/s/ Aikaterina Dimitriou
Witness’ name:	)	Aikaterina Dimitriou
Witness’ address:	)	WATSON FARLEY & WILLIAMS
348 SYNGROU AVENUE KALLITHEA 176 74
ATHENS - GREECE

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ARRANGER

SIGNED by Charalampos Kazantzis	)	/s/ Charalampos Kazantzis
duly authorised	)
for and on behalf of	)
ABN AMRO BANK N.V.	)
in the presence of:	)

Witness’ signature:	)	/s/ Aikaterina Dimitriou
Witness’ name:	)	Aikaterina Dimitriou
Witness’ address:	)	WATSON FARLEY & WILLIAMS
348 SYNGROU AVENUE
KALLITHEA 176 74
ATHENS - GREECE
FACILITY AGENT

SIGNED by Charalampos Kazantzis	)	/s/ Charalampos Kazantzis
duly authorised	)
for and on behalf of	)
ABN AMRO BANK N.V.	)
in the presence of:	)

Witness’ signature:	)	/s/ Aikaterina Dimitriou
Witness’ name:	)	Aikaterina Dimitriou
Witness’ address:	)	WATSON FARLEY & WILLIAMS
348 SYNGROU AVENUE
KALLITHEA 176 74
ATHENS - GREECE
SECURITY AGENT

SIGNED by Charalampos Kazantzis	)	/s/ Charalampos Kazantzis
duly authorised	)
for and on behalf of	)
ABN AMRO BANK N.V.	)
in the presence of:	)

Witness’ signature:	)	/s/ Aikaterina Dimitriou
Witness’ name:	)	Aikaterina Dimitriou
Witness’ address:	)	WATSON FARLEY & WILLIAMS
348 SYNGROU AVENUE
KALLITHEA 176 74
ATHENS - GREECE

168	EUROPE/76217606v5